UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

PERFORMANCE REVIEW			1
Independent Auditors' Report			11
Financial Statements
Balance Sheets			13
Income Statements			17
Statements of Changes in Stockholders' Equity			18
Statements of Cash Flows			19
Statements of Value Added			20
Notes to the Financial Statements
Note	1	. General Information	21
Note	2	. Presentation of Financial Statements	21
Note	3	. Significant Accounting Practices	22
Note	4	. Cash and Cash Equivalents	27
Note	5	. Interbank Investments	27
Note	6	. Securities and Derivatives Financial Instruments	28
Note	7	. Interbank Accounts	46
Note	8	. Loan Portfolio and Allowance for Loan Losses	47
Note	9	. Foreign Exchange Portfolio	51
Note	10	. Trading Account	52
Note	11	. Tax Credits	52
Note	12	. Other Receivables - Other	54
Note	13	. Dependence Information and Foreign Subsidiary	54
Note	14	. Investments in Affiliates and Subsidiaries	56
Note	15	. Fixed Assets	60
Note	16	. Intangibles	60
Note	17	. Money Market Funding and Borrowings and Onlendings	61
Note	18	. Tax and Social Security	65
Note	19	. Subordinated Debts	65
Note	20	. Other Payables - Other	66
Note	21	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	66
Note	22	. Stockholders’ Equity	70
Note	23	. Operational Ratios	71
Note	24	. Related Parties	72
Note	25	. Income from Services Rendered and Banking Fees	78
Note	26	. Personnel Expenses	78
Note	27	. Other Administrative Expenses	79
Note	28	. Tax Expenses	79
Note	29	. Other Operating Income	80
Note	30	. Other Operating Expenses	80
Note	31	. Non-Operating Results	81
Note	32	. Income Tax and Social Contribution	81
Note	33	. Employee Benefit Plans - Post-Employment Benefits	82
Note	34	. Risk Management Structure	89
Note	35	. Corporate Restructuring	93
Note	36	. Subsequent Event	94
Note	37	. Other Information	95
Executive’s Report of Financial Statements			96
Executive’s Report of Independent Auditors' Report			98

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES MANAGEMENT REPORTS

Dear Stockholders:

We present herein the Management Reports and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended September 30, 2013, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2013 will be released within the statutory period, at the website www.santander.com.br/ri.

• Macroeconomic Environment

Economic activity remained moderate, albeit better than in 2012. Second-quarter GDP, according to the latest figures released in August, surprised on the upside growing 3.3% over the same period in 2012, above the 1.9% YoY recorded in the previous quarter. Investments rose 9.0% YoY, driven mainly by a buildup in inventories and favored by the depressed basis of comparison in 2012. Household consumption expanded by 2.3% in the same period. On the supply side, agriculture presented the best performance, at 13.0% YoY. Industry did better in the second quarter, growing 2.8% YoY.

Consumer prices, measured by the IPCA index, increased by 5.9% in the 12 months through September, 6.7% down on June 2013 and 5.8% up on the end of 2012. Service prices continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices. In this context, the Central Bank’s Monetary Policy Committee (Copom) maintained the monetary squeeze begun in April this year and pushed up the basic interest rate (Selic), to 9.5% p.a. at its meeting on October 9. This is already impacting bank lending rates. In August, the average non-earmarked rate for loans to individuals stood at 36.5% p.a. versus 34.9% p.a. in August 2012. Outstanding credit grew 16.1% YoY in the 12 months through August, reaching R$2.6 trillion, or 55.5% of GDP, still driven by mortgage lending, which grew by 35.1% YoY in the same period, well above the other credit lines.

The fragile global scenario is still jeopardizing Brazilian exports, which dropped by 4.5% YoY in the 12 months ending in August, while imports rose 4.0% YoY, giving a period trade surplus of US$2.5 billion, well below the US$23.0 billion recorded in the same period last year. Also in the 12 months through August, the current account deficit amounted to US$80.6 billion while foreign direct investments (FDI) totaled US$61.1 billion. The exchange rate closed September at R$2.2/US$, despite suffering from a sharp increase in volatility due to the signals concerning the handling of U.S. monetary policy. Central Bank action was instrumental in the exchange rate back to the same level as in june 2013 throught the announcement of the action program exchange. Regarding government accounts, sluggish activity coupled with the tax breaks led to a reduction in tax revenues in real terms. Consequently, the primary surplus came to 1.8% of GDP in the 12 months through August. In the same period, public sector borrowing requirements reached 3.1% of GDP, slightly worse than the 2.83% recorded in June 2013. The net public sector debt closed August at 33.8% of GDP, 0.7 percentage points down on June.Gross public debt reached 59.1% of GDP in the same period of comparison.

Performance

1. Net Income

The Banco Santander presented the period ended September 30, 2013 with consolidated net income of R$1,607 million, compared to R$2,028 million in the same period of 2012. Excluding amortization expense of goodwill of R$2,728 million, in the periods ended in September 30, 2013 and 2012, the net income in the period is R$4,335 million and R$4,756 million, respectively.

The result with loans and leasing operations, which includes interest income, foreign exchange, recovery of loans previously written off and others, fall of 8.3% in 2013 compared with the same period of 2012.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended September 30, 2013 is R$9,272 million and R$10,126 million at the same period of 2012, year-over-year, the expense decreased 8.4%. Allowance for loan losses represents 6.8% of the loan portfolio in September 2013, compared 7.0% in September 2012.

The delinquency ratio nonperforming loans more than 90 days reached 4.5% of the loan portfolio, showing an increase of 0.7p.p. over September, 2012 and 0.7p.p. compared to June 2013.

The total expenses including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 2.3% in 2013 compared with 2012, while personnel expenses decreased 2.8% and other administrative expenses increased 4.8% both on-years.

2. Assets and Liabilities

Total consolidated assets reached R$465,408 million on September 30, 2013, compared with R$444,403 million in September 2012, a growth of 4.7%.

In September 2013, total assets are represented by: R$222,071 million of loan portfolio, R$71,610 million of securities and derivative financial instruments, primarily by federal securities and R$44,776 million of interbank investments, and in September 2012 amounts R$207,334 million, R$63,563 million and R$40,608 million, respectively.

On September 30, 2013, Banco Santander has a total of R$0,6 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them until maturity. In December 2012 amounted R$809 million, this reduction due to transfer of R$1,352 million in June 2013 from "held to maturity" to "avaiable for sale" and during the fourth quarter of 2012 was made a transfer in the amount of R$228 million for "trading securities" category.

Loan Portfolio

Management of Credit Opened by Segment	Sep/13	Sep/12	Changes	Jun/13	Changes
(R$ Million)			Sep/13xSep/12		Sep/13xJun/13

Individuals [1]	73,773	69,388	6%	72,258	2%
Consumer Finance (Vehicles and Other Assets)	36,747	36,340	1%	37,021	-1%
Small and Medium-sized Entities	34,398	34,824	-1%	35,582	-3%
Large-sized Entity	77,153	66,782	16%	73,192	5%
Total	222,071	207,334	7%	218,053	2%
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$103,009, R$99,223 and R$101,557 on September 30, 2013 and 2012 and June 30, 2013, respectively.

On September 30, 2013, the loan portfolio reached R$222,071 million, with a growth of 7% compared to September 2012.

In the evolution of the period ended in September 2013, the highlights was Large-sized Entity with a growth of 16%.

Funding

Funding Customers	Sep/13	Sep/12	Changes	Jun/13	Changes
(R$ Million)			Sep/13xSep/12		Sep/13xJun/13

Demand Deposits	14,420	11,966	21%	13,385	8%
Saving Deposits	31,259	25,727	22%	29,293	7%
Time Deposits	80,999	81,743	-1%	79,865	1%
Debentures/LCI/LCA¹	54,295	47,811	14%	51,990	4%
Treasury Bills	28,643	25,264	13%	30,353	-6%
Total	209,616	192,511	9%	204,886	2%
1. Repurchase Commitments backed in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

The total of funding resources reched R$209,616 millions on September 30, 2013, an increase of 8.9%, compared with September 2012 and a increase of 2.3% on the second quarter of 2013.

The highlight was the on-years growth of 22% on Saving Deposits and 21% on Demand Deposits.

3.Stockholders’ Equity

Banco Santander consolidated stockholders’ equity amounted to R$63,740 million on September 30, 2013, compared with R$63,452 and R$63,373 in December 2012 and September 2012, respectively.

The evolution of stockholders’ equity compared with December 2012 is due, mainly, to income of R$1,607 and the movements of adjustment to fair value amounting to R$136 million, partially reduced by dividends and interest on capital of R$1,400 million, approved by the Board of Directors.

The CVM Instruction 695, of December 31, 2012, approved the Technical Pronouncement - CPC 33 (R1), which deals with employee benefits, in accordance with changes in the International Accounting Standards IAS 19, were classified as Adjustment to Fair Value. For defined benefit plans, the Technical Pronouncement - CPC 33 established fundamental changes in the accounting and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability), the effect of this change was a record in stockholders' equity in December 31, 2012 (retrospective) of R$2,417 million and on September 30, 2013 was R$1,378 million, the reduction in the second quarter was due to the increase in the discount rate applied in update of benefit plans and plan assets most significant and sponsored by Banco Santander (Banesprev II, V, Pre-75 and Cabesp).

In 2013, they were acquired 4,381,400 Units, 2,012,419 Units paid by way of Long Term Incentive Bonus Plan - Local and 5,600 treasury shares were sold. The accumulated balance of treasury shares on September 30, 2013 is 10,973,799 Units (12.31.2012 - 8,610,418), amounting to R$164 million (12/31/2012 - R$134 million). The minimum, weighted average and maximum cost per Unit is, respectively, R$13.36, R$14.95 and R$18.52 In 2013 was acquired 3,887,755 ADRs. The accumulated balance of ADRs acquired and hold in treasury is 5,620,655 ADRs, amounts R$92 million (12.31.2012 - R$36 million). The minimum cost, weighted average and maximum price per ADR is, respectively, US$5.86, US$7.35, US$10.21. The market value of these shares on September 30, 2013 was R$14.94 per Unit and US$6.90 per ADR.

Dividends and Interest on Capital

In September 30, 2013, were posted dividends based on reserve for dividend equalization amounting R$450 million that will be paid on February 26, 2014. In June 2013, were posted dividends based on reserve for dividend equalization amounting R$650 million and in march were posted interest on capital of R$300 million, that both were paid on August 29, 2013.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 20.7%, and, disregarding the effect of goodwill, as determined by the international rule, the index is 18.2%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth. The implementation of the new Basel III rules starts from 1st October 2013.

• Recent Events

Change of Chairman

On August 28, 2013, the Bank published a Notice to the Market announcing that Marcial Angel Portela Alvarez had tendered his resignation from the position of Chairman of the Board of Directors at a Board meeting held on the same date. As provided for in the Bylaws, Celso Clemente Giacometti, the current Vice-Chairman of the Board of Directors, assumed the chairmanship. The new Chairman of the Board will be elected by an Extraordinary Shareholders Meeting to be held on November 1, 2013.

Plan to optimize the capital structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure and in accordance with the new prudent capital requirements for financial institutions (also known as “Basel III”), the Board of Directors will submit a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval, maintaining its current volume and diversifying it in terms of currency and composition. The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander business plan and asset growth. The following was therefore approved: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares, to be submitted for approval to the Bank’s Shareholders’ Meeting on November 1, 2013; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital, in a proportion to be determined, which will be submitted for approval to the Board of Directors and will only be issued if said distribution of equity takes place; and (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in centavos. The proposals for the bonus share program, adjustment of the composition of the Units and share inplit are expected to be submitted for the approval of a Shareholders’ Meeting in the first quarter of 2014, after implementation of the proposal for the Distribution of Equity and the issue of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital.

Extraordinary Shareholders Meeting

On September 30, 2013, Banco Santander published the Call Notice for an Extraordinary Shareholders Meeting to be held on November 1, 2013, to resolve on the following agenda: (i) a proposal to reduce the Bank’s capital by R$6 billion, from R$62,828,201 to R$56,828,201, with no reduction in the number of shares and no alteration in the percentage holdings of the Company’s shareholders, with the subsequent amendment of the head paragraph of Article 5 of the Bylaws; (ii) a proposal to amend item XIII of article 17 of the Bank’s Bylaws, in order to give the Board of Directors authority to resolve on the issuance, within the limit of authorized capital, of debt securities and other share-convertible instruments, pursuant to Law 12838 of July 9, 2013 and National Monetary Council Resolution 4192 of March 1, 2013; and (iii) approval of (a) the appointment of Celso Clemente Giacometti as Chairman of the Company’s Board of Directors; (b) the appointment of Jesús Maria Zabalza Lotina as Vice-Chairman of the Board of Directors and (c) confirmation of the composition of the Board of Directors.

• Subsequent events

Extension of the period for reaching the minimum Free Float

On October 10 and 11, 2013 were published Notices to the Market in order to inform to the shareholders that on October 08, 2013 the BM&FBovespa granted the claim by Banco Santander and its majority shareholders to (i) prorogate the period for reaching the minimum free float, until October 7, 2014; and (ii) to reduce the actual free float, of 24.6%, down to 22.5%, exclusively in the context of: (a)the Buyback Program of depositary share certificates (“Units”) or American Depositary Receipts (“ADRs”); and (b)acquisitions abroad, by Banco Santander, S.A., or an affiliated entity of the economic group, of ADRs issued by the Company. Such authorization does not interfere in the obligation undertook by Santander Brasil to reach a free float of 25% until October 7, 2014, as set forth in the Agreement for Adoption of Corporate Governance Level 2 Practices.

• Strategy

Banco Santander’s mission is to be the customer’s choice as a simple, secure efficient and profitable bank which constantly seeks to improve its service quality, with a team that enjoys working together to gain the recognition and trust of all. As a result, the Bank’s strategy is based on the following objectives:

• To be the best bank in terms of service quality, being sustained by the operational efficiency of the technological platform;

• To improve customer service through quality services and infrastructure;

• To intensify relations with and provide the best value to all client segments in order to become our customers’ bank of choice;

• To expand the bank’s main businesses, such as SMEs, personal banking, debit and credit cards, the acquiring business, mortgage lending, vehicle financing and insurance;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the top three financial brands; and

• To maintain sustainable and efficient risk and cost management;

In order to better meet client needs, this year Santander Brasil launched the “Conta Santander Combinada”, which offers current account, credit card, a service package, overdraft facilities and other differentiated benefits. The idea behind the new proposal is to offer product and service options that meet customers’ needs at different moments in their lives, as well as to increase linkage. It was developed in four modalities:

• Conta Combinada Free;

• Conta Combinada Flex;

• Conta Combinada Light; and

• Conta Combinada Universitária FIT;

The Bank also created a new segment, “Santander Select”, which is a new category of financial services designed to provide high-income clients with a unique and specialized service.

In additions, Santander Brasil announced a new agreement to acquire the operations of GetNet and entered into a partnership with iZettle, marking an important step forward in its strategy of increasing its local participation in the acquiring business as well reinforcing its commitment to investing in the country. It also continues to increase its commercial activities through partnerships and commercial agreements, as in the card segment with the agreements with Vivo, Sodexo and Embratec, and in the vehicle financing segment with the agreements with Hyundai, Renault and Nissan.

On the sustainability front, Santander Brasil’s strategy continues to be based on three fundamental pillars:

• Social and Financial Inclusion;

• Education and Management;

• Social and Environmental Businesses;

In 2013, it was elected the most sustainable bank in the Americas by the Financial Times in association with the IFC.

Another important aspect of our strategy is the maintenance of comfortable liquidity and coverage ratios, as well as funding and capital independence. At the end of September, Santander announced a plan to optimize its capital structure in order to increase efficiency. After completion of this process, it should maintain its position as the most capitalized of Brazil’s major retail banks, well ahead of its direct competitors, while remaining fully aligned with current legal requirements, as well as those determined by Basel III.

• Main Subsidiaries

As of September 30, 2013, Santander Leasing S.A. Arrendamento Mercantil reported total assets of R$44,603 million, a lease and other credits portfolio of R$3,091 million and stockholders' equity of R$5,001 million. Net income for the period ended on September 30, 2013 was R$177 million.

As of September 30, 2013, Aymoré Crédito, Financiamento e Investimento S.A. reported R$30,270 million in total assets, R$27,439 million in lending operations and others credits, and R$1,113 million of stockholder´s equity. The loss for the period ended on September 30, 2013 was R$5 million.

As of September 30, 2013, Santander Corretora de Câmbio e Valores Mobiliários S.A. reported total assets of R$726 million and stockholders' equity of R$249 million. Net income for the period ended on September 30, 2013 was R$52 million.

As of September 30, 2013, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. reported total assets of R$329 million. The stockholders' equity of R$219 million, and net income for the period of 2013 was R$46 million. The stockholders’ equity of investment funds reached R$81,759 million.

As of September 30, 2013, Santander Brasil, Establecimiento Financiero de Credito, S.A. reported total assets of R$2,328 million, R$679 million of loan portfolio and stockholders' equity of R$2,268 million. The net income of the period ended on September 30, 2013 was R$11 million.

Rating Agencies

Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings given by the main rating agencies.

Rating Agency	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (Outlook)	BBB (stable)	F2	BBB (stable)	F2	AAA (bra) (stable)	F1+ (bra)
Standard & Poor’s (Outlook)	BBB (negative)	A-2	BBB (negative)	A-2	brAAA (negative)	brA-1
Moody’s (Outlook)	Baa1 (stable)	Prime-2	Baa2 (stable)	Prime-2	Aaa.br (stable)	Br-1
Ratings assigned according published reports of Rating agencies: Fitch Ratings (May 28,2013); Standard & Poor's (June 07,2013) and Moody's (October 03,2012).

• Corporate Governance

On July 18, 2013 the Brazilian Central Bank ratified the election of Mr. José de Paiva Ferreira as Senior Executive Vice-President in charge of the Human Resources, Supply, Technology, Organization and Cost areas.

On the Board of Director’s meeting held on July 29, 2013, it was elected as Officer without specific designation, Mr. Sergio Antonio Borriello, to be in charge of the Media Technology Area and Operations for Finance Area and his election was ratified by the Central Bank on August 23, 2013.

On the Board of Director’s meeting held on August 28, 2013 was acknowledged the leaving of the Officers without specific designation: Mr. Marcelo Audi and Mr. Gilson Finkelsztain, and the member of the Board of Directors, Mr. José Roberto Mendonça de Barros, and of the Chairman, Mr. Marcial Angel Portela Alvarez. On the same date, Mr. Celso Clemente Giacometti was elected to the position of Chairman of the Board of Directors and the position of Vice-President of the Board of Directors will remain free until the next Extraordinary Shareholders Meeting to be held on November 01st, 2013.

On August 27, 2013 and September 3rd, 2013, Mr. Javier Rodriguez de Colmenares Y Alvarez assumed as Officer without specific designation of the Risk area, and Mr. Carlos Rey de Vicente, assumed as Vice-President Executive Officer, to be in charge of the Strategy and Quality area.

On September 26, 2013 it was knew by the Board of Directors, the leaving of Mrs. Lilian Maria Ferezim Guimarães, who served as Vice-President Executive Officer, responsible by the Human Resources Area, and, on the same date, it was elected as Officer without specific designation, Mrs. Vanessa de Souza Lobato Barbosa, in order to be responsible for the Human Resources Area, as well as it was elected as member of the Risk Committee, Mr. René Luiz Grande, and Mr. Celso Clemente Giacometti was conducted to the position of coordinator of the same Committee.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client.

Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Banco Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

The function of Credit Risk and Market is to develop policies and strategies for risk management in accordance with the risk appetite set by the Executive Committee. Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 520 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

5. Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions and ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation. There are also procedures conducted by independent advisory firms to monitor compliance of the suppliers’ practices with the Global Compact principles, which are supervised by the Group’s head office.

6. Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the nine months from 2013, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2013.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout 2013, internal control procedures and controls on information systems pertaining to units under analysis were assessed on work plan for 2013, taking into account their conception efficiency and performance.

• People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 52 thousand in Brazil alone, and more than 100 million clients.

• Sustainable Development

Sustainability is part of Santander's business strategy. It is a commitment that is confirmed by the insertion of the topic in our business model, fostering social and financial inclusion, investing in better education and doing business that leads to results for the bank and every stakeholder. In this quarter, Santander has launched the “Reduza e Compense” (Reduce and Compensate) program, with the main goal of moving forward at the low carbon economy development, including customers, employees and society. Internally, more than 10.000 employees have participated of the “Sustentabilidade Pra Todo Lado” (Sustainability For Every Side), a large mobilization and sustainability education program. The Bank has also reinforced its commitment with inclusive businesses, being accepted as a Business Call to Action member, an initiative linked to the UN. This wide action was acknowledged by the “Prêmio Época 360º” (Época 360º Award), having Santander as Socio-environmental category winner.

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Sale of the Investment Fund Management and Managed Portfolio Operations, currently developed by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

On May 30, 2013, Banco Santander disclosed a Material Fact informing the market about the sale of the investment fund management and managed portfolio operations, currently carried out by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., and clarified that said transaction is part of a partnership abroad between Banco Santander Espanha and the world’s private equity leaders Warburg Pincus and General Atlantic, and is aimed at fueling the global growth of its third-party asset management unit.

The conclusion of the operation is subject to compliance with certain conditions precedent that are usual in similar transactions, including signing the final agreements and obtaining the necessary regulatory authorizations.

b) Segregation of equity investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

c) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

d) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen;

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME;
• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21,2013 between Webmotors and Carsales.com the Share Subscription Agreement ("Agreement") with a view for Carsales to participate in the capital stock of Webmotors ("Transation"), representing 30% of all its capital amounting R$180 million. The Transaction will be implemented through the acquisition by the Carsales of new shares of Webmotors’ capital, representing 30% of all capital. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 bilhões, without changing the number of shares.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the period 2013, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

According to CVM Instruction 381/2003, we list the other services and their dates:

• March 12, 2013 - Agreement for provision of identifying improvements in internal controls to calculate the allowance for doubtful accounts according to the criteria IFRS.

São Paulo, October 23, 2013
The Board of Directors The Executive

(Adopted at the Meeting of the Board of 10.23.2013).
***

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
Fac-símile: (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders and Management of
Banco Santander (Brasil) S.A.
São Paulo - SP

Introduction

We have reviewed the individual and consolidated balance sheets of Banco Santander (Brasil) S.A. ("Bank") as of September 30, 2013 and the related statements of income for the three and nine month periods then ended and the changes in equity and cash flows for the nine-month period then ended, including a summary of significant accounting policies and other explanatory notes. Bank´s management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial information referred above is not prepared, in all material respects, in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN.

Emphasis related to the restatement of corresponding figures

As mentioned in note 3.1, due to changes in accounting practices adopted in individual and consolidated interim financial information by the Bank in 2013, the corresponding figures for the nine and three-month period ended September 30, 2012 as well as of December 31, 2012 and 2011, presented for purposes of comparison, were adjusted and are being restated as required by CPC 23 (IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors), approved by BACEN through the Resolution n°4.007, issued on August 25, 2011. Our conclusion does not contain any qualification related to this subject.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
			12/31/2012		12/31/2012
	Note	09/30/2013	Adjusted	09/30/2013	Adjusted

Current Assets		260,878,362	250,715,643	268,502,589	256,441,937
Cash	4	5,721,604	4,653,214	5,905,999	4,742,486
Interbank Investments	5	60,023,734	51,106,876	44,625,129	36,700,193
Money Market Investments		32,366,477	21,353,662	32,367,343	21,353,693
Interbank Deposits		19,488,543	20,458,741	2,544,647	4,545,281
Foreign Currency Investments		8,168,714	9,294,473	9,713,139	10,801,219
Securities and Derivative Financial Instruments	6	35,268,794	37,326,162	36,611,733	37,544,440
Own Portfolio		7,982,982	14,145,665	30,448,420	22,115,859
Subject to Repurchase Commitments		23,901,778	18,957,131	1,112,770	10,047,191
Derivative Financial Instruments		1,781,012	1,041,124	1,813,101	1,132,514
Linked to Central Bank of Brazil		986,431	1,118,510	986,431	1,118,510
Linked to Guarantees		616,591	2,063,732	2,251,011	3,130,366
Interbank Accounts	7	37,892,403	34,121,412	38,130,570	34,348,923
Payments and Receipts Pending Settlement		2,634,727	1,979	2,634,727	1,979
Restricted Deposits:		35,199,440	34,083,673	35,437,607	34,311,184
Central Bank Deposits		35,198,836	34,082,514	35,437,003	34,310,025
National Housing System		604	1,159	604	1,159
Correspondents		58,236	35,760	58,236	35,760
Interbranch Accounts		1,041	1,509	1,041	1,509
Internal Transfers of Funds		1,041	1,509	1,041	1,509
Lending Operations	8	52,915,690	54,349,968	68,879,350	67,750,656
Public Sector		46,861	65,928	46,861	65,928
Private Sector		55,394,357	56,697,207	71,800,630	70,482,512
Lending Operations Assignment		5,715	-	5,715	-
(Allowance for Loan Losses)	8.f	(2,531,243)	(2,413,167)	(2,973,856)	(2,797,784)
Leasing Operations	8	7,488	46,338	2,331,842	2,999,815
Public Sector		-	-	2,268	2,607
Private Sector		8,012	49,904	2,394,021	3,091,489
(Allowance for Lease Losses)	8.f	(524)	(3,566)	(64,447)	(94,281)
Other Receivables		68,525,266	68,581,922	71,318,736	71,702,629
Credits for Guarantees Honored		1,952	2,541	1,952	2,541
Foreign Exchange Portfolio	9	39,019,963	38,349,206	39,019,964	38,349,206
Income Receivable		547,017	568,937	560,019	553,752
Trading Account	10	1,898,019	904,278	2,076,843	1,084,613
Tax Credits	11	4,521,820	6,020,627	5,415,260	7,139,554
Others	12	22,616,955	22,820,862	24,351,381	24,679,009
(Allowance for Other Receivables Losses)	8.f	(80,460)	(84,529)	(106,683)	(106,046)
Other Assets		522,342	528,242	698,189	651,286
Non - Current Assets Held for Sale		-	112,322	-	112,322
Other Assets		209,326	190,278	213,696	193,082
(Allowance for Valuation)		(51,982)	(146,956)	(54,239)	(149,631)
Prepaid Expenses		364,998	372,598	538,732	495,513

Long-Term Assets		198,252,009	184,370,614	176,475,575	169,666,325
Interbank Investments	5	11,543,135	14,431,441	150,390	70,679
Interbank Deposits		11,543,135	14,431,441	93,655	70,679
Foreign Currency Investments		-	-	56,735	-
Securities and Derivative Financial Instruments	6	68,474,512	64,249,415	34,998,711	39,287,733
Own Portfolio		8,045,773	8,704,872	8,327,987	15,753,576
Subject to Repurchase Commitments		47,161,312	43,407,334	12,465,444	10,177,742
Derivative Financial Instruments		4,471,882	3,691,872	4,506,707	3,698,641
Linked to Central Bank of Brazil		2,202,877	368,673	2,202,877	368,673
Privatization Certificates		2,669	2,762	2,669	2,762
Linked to Guarantees		6,589,999	8,073,902	7,493,027	9,286,339
Interbank Accounts	7	167,663	167,663	167,663	167,663
Restricted Deposits:		167,663	167,663	167,663	167,663
National Housing System		167,663	167,663	167,663	167,663
Lending Operations	8	94,439,157	86,013,060	110,098,559	102,746,363
Public Sector		67,923	80,028	67,923	80,028
Private Sector		105,125,236	96,449,751	121,448,124	113,819,922
Lending Operations Related to Assignment		25,290	-	25,290	-
(Allowance for Loan Losses)	8.f	(10,779,292)	(10,516,719)	(11,442,778)	(11,153,587)
Leasing Operations	8	760	6,226	2,003,886	2,517,792
Public Sector		-	-	2,317	3,468
Private Sector		2,204	9,912	2,090,931	2,644,442
(Allowance for Lease Losses)	8.f	(1,444)	(3,686)	(89,362)	(130,118)
Other Receivables		23,070,994	19,163,408	27,979,234	23,910,830
Receivables for Guarantees Honored		2,639	6,651	2,639	6,651
Foreign Exchange Portfolio	9	234,808	204,928	234,808	204,928
Income Receivable		193,484	117,101	193,484	117,101
Negotiation and intermediation of securities	10	9,157	-	9,157	-
Tax Credits	11	12,021,009	9,686,853	13,871,872	11,410,281
Others	12	10,868,543	9,425,978	13,980,267	12,478,798
(Allowance for Other Receivables Losses)	8.f	(258,646)	(278,103)	(312,993)	(306,929)
Other Assets		555,788	339,401	1,077,132	965,265
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		549,492	333,105	1,070,836	958,969

Permanent Assets		33,565,365	39,971,520	20,430,100	22,859,763
Investments		13,708,367	17,403,923	121,812	40,049
Investments in Affiliates and Subsidiaries:	14	13,690,754	17,387,119	77,249	22,666
Domestic		11,422,544	15,368,790	77,249	22,666
Foreign		2,268,210	2,018,329	-	-
Other Investments		49,464	48,655	82,175	53,795
(Allowance for Losses)		(31,851)	(31,851)	(37,612)	(36,412)
Fixed Assets	15	5,985,642	5,566,140	6,124,993	5,602,086
Real Estate		2,045,600	2,065,276	2,054,144	2,067,484
Others		8,724,832	7,878,484	9,022,537	7,953,283
(Accumulated Depreciation)		(4,784,790)	(4,377,620)	(4,951,688)	(4,418,681)
Intangibles	16	13,871,356	17,001,457	14,183,295	17,217,628
Goodwill		26,012,090	26,012,090	26,245,038	26,171,836
Intangible Assets		6,953,637	6,996,274	7,109,099	7,117,396
(Accumulated Amortization)		(19,094,371)	(16,006,907)	(19,170,842)	(16,071,604)
Total Assets		492,695,736	475,057,777	465,408,264	448,968,025

Current Liabilities		279,243,062	278,920,887	247,873,165	247,999,733
Deposits	17.a	97,317,958	104,628,175	79,031,236	74,901,698
Demand Deposits		14,771,461	13,680,737	14,420,393	13,457,096
Savings Deposits		31,259,233	26,856,910	31,259,234	26,856,910
Interbank Deposits		20,297,907	31,557,484	2,407,267	2,053,827
Time Deposits		30,989,357	32,533,044	30,944,342	32,533,865
Money Market Funding	17.b	70,283,178	52,185,328	51,766,349	45,349,856
Own Portfolio		41,964,466	34,508,852	28,876,786	29,476,097
Third Parties		17,879,141	9,146,494	12,449,992	7,343,777
Linked to Trading Portfolio Operations		10,439,571	8,529,982	10,439,571	8,529,982
Funds from Acceptance and Issuance of Securities	17.c	25,750,134	29,557,231	27,161,729	30,225,949
Exchange Acceptances		-	-	543,266	448,199
Resources of Debentures		-	-	200,268	160,508
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		19,790,330	25,766,893	20,458,391	25,826,904
Securities Issued Abroad		5,959,804	3,790,338	5,959,804	3,790,338
Interbank Accounts	7	2,427,545	18,525	2,427,545	18,525
Receipts and Payments Pending Settlement		2,384,959	-	2,384,959	-
Correspondents		42,586	18,525	42,586	18,525
Interbranch Accounts		1,344,112	2,002,049	1,344,112	2,002,049
Third-Party Funds in Transit		1,343,342	2,000,676	1,343,342	2,000,676
Internal Transfers of Funds		770	1,373	770	1,373
Borrowings	17.e	16,080,208	14,748,478	16,126,468	14,748,478
Local Borrowings - Other Institutions		48,205	48,934	52,724	48,934
Foreign Borrowings		16,032,003	14,699,544	16,073,744	14,699,544
Domestic Onlendings - Official Institutions	17.e	3,094,784	3,793,910	3,094,784	3,793,910
National Treasury		225	247	225	247
National Economic and Social Development
Bank (BNDES)		1,345,101	2,124,206	1,345,101	2,124,206
Federal Savings and Loan Bank (CEF)		2,796	2,581	2,796	2,581
National Equipment Financing Authority (FINAME)		1,661,022	1,483,052	1,661,022	1,483,052
Other Institutions		85,640	183,824	85,640	183,824
Foreign Onlendings	17.e	19,402	20,548	19,402	20,548
Foreign Onlendings		19,402	20,548	19,402	20,548
Derivative Financial Instruments	6	2,488,777	1,763,114	2,258,613	1,852,470
Derivative Financial Instruments		2,488,777	1,763,114	2,258,613	1,852,470
Other Payables		60,436,964	70,203,529	64,642,927	75,086,250
Collected Taxes and Other		1,041,534	81,082	1,049,488	87,944
Foreign Exchange Portfolio	9	35,104,425	36,246,517	35,104,425	36,246,517
Social and Statutory		783,082	1,427,504	796,458	1,465,278
Tax and Social Security	18	770,792	9,093,831	1,935,094	11,555,347
Trading Account	10	627,737	564,848	1,014,336	749,118
Subordinated Debt	19	2,141,488	3,727,745	2,141,488	3,727,745
Others	20	19,967,906	19,062,002	22,601,638	21,254,301

Long-Term Liabilities		149,411,254	132,428,206	152,550,377	136,465,859
Deposits	17.a	50,471,728	51,339,151	51,401,996	51,643,441
Interbank Deposits		132,198	999,882	1,347,602	1,338,671
Time Deposits		50,339,530	50,339,269	50,054,394	50,304,770
Money Market Funding	17.b	28,927,279	27,468,352	26,027,951	27,178,706
Own Portfolio		28,927,279	27,468,352	26,027,951	27,178,706
Funds from Acceptance and Issuance of
Securities	17.c	34,859,660	24,306,708	36,596,218	26,067,742
Exchange Acceptances		-	-	605,539	644,279
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		23,078,634	12,798,608	24,209,653	13,915,363
Securities Issued Abroad		11,781,026	11,508,100	11,781,026	11,508,100
Borrowings	17.e	1,333,059	1,252,900	1,333,059	1,252,900
Local Borrowings - Other Institutions		35,377	73,350	35,377	73,350
Foreign Borrowings		1,297,682	1,179,550	1,297,682	1,179,550
Domestic Onlendings - Official Institutions	17.e	7,369,802	5,590,711	7,369,802	5,590,711
National Treasury		731	836	731	836
National Economic and Social Development
Bank (BNDES)		3,878,225	3,065,388	3,878,225	3,065,388
Federal Savings and Loan Bank (CEF)		65,497	60,219	65,497	60,219
National Equipment Financing Authority (FINAME)		3,407,306	2,456,539	3,407,306	2,456,539
Other Institutions		18,043	7,729	18,043	7,729
Foreign Onlendings	17.e	-	20,216	-	20,216
Foreign Onlendings		-	20,216	-	20,216
Derivative Financial Instruments	6	3,244,252	3,347,425	3,246,481	3,352,557
Derivative Financial Instruments		3,244,252	3,347,425	3,246,481	3,352,557
Other Payables		23,205,474	19,102,743	26,574,870	21,359,586
Foreign Exchange Portfolio	9	143,134	152,049	143,134	152,049
Tax and Social Security	18	12,145,217	3,306,392	15,070,485	5,276,686
Negotiation and intermediation of securities	10	29,580	-	30,854	-
Subordinated Debts	19	6,549,005	8,191,406	6,549,005	8,191,406
Others	20	4,338,538	7,452,896	4,781,392	7,739,445

Deferred Income		298,043	222,095	298,155	222,099
Deferred Income		298,043	222,095	298,155	222,099

Minority Interest		-	-	946,883	828,826

Stockholders' Equity	22	63,743,377	63,486,589	63,739,684	63,451,508
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		641,619	610,215	644,646	612,259
Profit Reserves		1,623,816	2,255,743	1,107,544	1,760,815
Adjustment to Fair Value		(1,453,455)	(2,037,008)	(1,443,180)	(1,579,205)
Accumulated Profits		359,639	-	858,916	-
(-) Treasury Shares		(256,443)	(170,562)	(256,443)	(170,562)
Total Liabilities		492,695,736	475,057,777	465,408,264	448,968,025
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank				Consolidated
				07/01 to	01/01 to			07/01 to	01/01 to
		07/01 to	01/01 to	09/30/2012	09/30/2012	07/01 to	01/01 to	09/30/2012	09/30/2012
	Note	09/30/2013	09/30/2013	Adjusted	Adjusted	09/30/2013	09/30/2013	Adjusted	Adjusted

Financial Income		13,867,478	39,351,829	13,275,044	42,526,809	14,393,372	41,362,176	13,462,815	42,856,540
Lending Operations		8,079,670	24,691,718	8,319,330	27,046,301	9,569,279	28,964,352	9,747,220	31,275,923
Leasing Operations		391	3,244	3,323	15,008	140,389	486,695	252,041	851,424
Securities Transactions	6.a	5,088,784	12,927,193	4,348,804	12,915,936	3,809,186	10,026,752	2,850,440	8,170,541
Derivatives Transactions		27,329	(214,142)	(97,563)	(669,561)	198,198	(72,703)	(93,991)	(675,908)
Foreign Exchange Operations		21,454	288,835	12,624	753,589	21,454	288,835	12,624	753,589
Operations of Sale or Transfer of Financial Assets		12,554	46,622	18,788	27,181	12,554	47,014	18,788	27,181
Compulsory Deposits		637,296	1,608,359	669,738	2,438,355	642,312	1,621,231	675,693	2,453,790

Financial Expenses		(10,080,508)	(30,074,768)	(9,076,056)	(31,249,075)	(9,798,592)	(29,659,543)	(8,674,807)	(29,712,385)
Funding Operations Market	17.d	(6,829,585)	(18,456,063)	(5,845,839)	(20,130,063)	(6,144,970)	(16,801,741)	(4,958,262)	(17,063,870)
Borrowings and Onlendings Operations		(38,664)	(1,869,547)	(109,362)	(1,258,250)	(119,451)	(1,957,363)	(109,362)	(1,258,533)
Allowance for Loan Losses	8.f	(3,212,259)	(9,749,158)	(3,120,855)	(9,860,762)	(3,534,171)	(10,900,439)	(3,607,183)	(11,389,982)

Gross Profit From Financial Operations		3,786,970	9,277,061	4,198,988	11,277,734	4,594,780	11,702,633	4,788,008	13,144,155

Other Operating (Expenses) Income		(3,526,077)	(9,437,769)	(3,386,970)	(9,726,445)	(3,900,160)	(10,637,078)	(3,905,951)	(11,176,436)
Income from Services Rendered	25	1,664,556	5,059,125	1,540,281	4,476,437	1,890,647	5,673,011	1,678,326	4,872,825
Income from Banking Fees	25	599,714	1,793,740	602,684	1,797,568	723,176	2,154,692	763,080	2,285,695
Personnel Expenses	26	(1,489,054)	(4,341,269)	(1,539,716)	(4,414,520)	(1,579,892)	(4,593,684)	(1,620,671)	(4,660,676)
Other Administrative Expenses	27	(3,066,154)	(8,984,694)	(2,986,050)	(8,717,855)	(3,202,992)	(9,416,595)	(3,087,483)	(8,989,589)
Tax Expenses	28	(664,308)	(1,807,770)	(658,964)	(1,903,293)	(802,908)	(2,196,974)	(780,493)	(2,244,880)
Investments in Affiliates and Subsidiaries	14	252,810	765,571	388,756	1,161,744	17,055	22,551	363	1,094
Other Operating Income	29	416,294	1,392,442	385,583	1,327,276	509,475	1,662,801	438,124	1,529,457
Other Operating Expenses	30	(1,239,935)	(3,314,914)	(1,119,544)	(3,453,802)	(1,454,721)	(3,942,880)	(1,297,197)	(3,970,362)

Operating Income		260,893	(160,708)	812,018	1,551,289	694,620	1,065,555	882,057	1,967,719

Non-Operating Income	31	6,921	85,475	(2,376)	14,652	10,207	209,507	(1,824)	33,285

Income/Losses Before Taxes on Income and Profit Sharing		267,814	(75,233)	809,642	1,565,941	704,827	1,275,062	880,233	2,001,004

Income Tax and Social Contribution	32	301,597	1,844,353	(18,140)	1,175,809	67,256	1,218,661	(30,442)	899,838
Provision for Income Tax		36,516	41,674	19,412	(104,400)	(58,829)	(233,221)	21,964	(382,420)
Provision for Social Contribution Tax		-	-	-	(70,534)	(83,266)	(229,917)	(17,930)	(305,522)
Deferred Tax Credits		265,081	1,802,679	(37,552)	1,350,743	209,351	1,681,799	(34,476)	1,587,780

Profit Sharing		(209,772)	(641,408)	(198,329)	(732,447)	(227,158)	(701,022)	(213,956)	(787,469)

Minority Interest		-	-	-	-	(47,567)	(185,316)	(35,853)	(84,893)

Net Income		359,639	1,127,712	593,173	2,009,303	497,358	1,607,385	599,982	2,028,480

Number of Shares (Thousands)	22.a	397,301,699	397,301,699	397,974,468	397,974,468
Net Income per Thousand Shares (R$)		0.91	2.84	1.49	5.05
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of Brazilian Reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend		Affiliates and	Adjustment	Retained	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Own Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2011		62,828,201	529,149	1,140,847	491,050	719,112	18,109	-	-	(112,768)	65,613,700
Employee Benefit Plan (Adoption of CPC 33)	3.l	-	-	-	106,468	-	-	(2,524,323)	-	-	(2,417,855)
Balances as of Janury 1, 2012		62,828,201	529,149	1,140,847	597,518	719,112	18,109	(2,524,323)	-	(112,768)	63,195,845
Treasury Shares	22.d	-	-	-	-	-	-	-	-	(55,378)	(55,378)
Result of Treasury Shares	22.d	-	9	-	-	-	-	-	-	-	9
Reservations for Share-Based Payment	33.e	-	71,337	-	-	-	-	-	-	-	71,337
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	131,336	24,643	-	-	-	155,979
Dividends Based on Reserve for Dividend
Equalization	22.b	-	-	-	(491,050)	-	-	-	-	-	(491,050)
Net Income		-	-	-	-	-	-	-	2,009,303	-	2,009,303
Employee Benefit Plan - Effect on Income
Statement for June 30, 2012	3.l	-	-	-	-	-	-	-	(25,458)	-	(25,458)
Allocations:
Legal Reserve		-	-	69,958	-	-	-	-	(69,958)	-	-
Dividends	22.b	-	-	-	(348,950)	-	-	-	(560,000)	-	(908,950)
Interest on Capital	22.b	-	-	-	-	-	-	-	(570,000)	-	(570,000)
Reserve for Dividend Equalization	22.c	-	-	-	349,200	-	-	-	(349,200)	-	-
Balances as of September 30, 2012 Adjusted		62,828,201	600,495	1,210,805	106,718	850,448	42,752	(2,524,323)	434,687	(168,146)	63,381,637

Balances as of December 31, 2012 Adjusted		62,828,201	610,215	1,300,216	955,527	413,578	73,737	(2,524,323)	-	(170,562)	63,486,589
Employee Benefit Plan (Adoption of CPC 33)		-	-	-	-	-	-	1,378,869	-	-	1,378,869
Treasury Shares	22.d	-	-	-	-	-	-	-	-	(85,881)	(85,881)
Result of Treasury Shares	22.d	-	(716)	-	-	-	-	-	-	-	(716)
Reservations for Share-Based Payment	33.e	-	32,120	-	-	-	-	-	-	-	32,120
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(700,434)	(94,882)	-	-	-	(795,316)
Dividends Based on Reserve for Dividend
Equalization	22.b	-	-	-	(1,100,000)	-	-	-	-	-	(1,100,000)
Net Income		-	-	-	-	-	-	-	1,127,712	-	1,127,712
Allocations:
Legal Reserve		-	-	38,404	-	-	-	-	(38,404)	-	-
Interest on Capital	22.b	-	-	-	-	-	-	-	(300,000)	-	(300,000)
Reserve for Dividend Equalization	22.c	-	-	-	429,669	-	-	-	(429,669)	-	-
Balances as of September 30, 2013		62,828,201	641,619	1,338,620	285,196	(286,856)	(21,145)	(1,145,454)	359,639	(256,443)	63,743,377
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
			01/01 to		01/01 to
		01/01 to	09/30/2012	01/01 to	09/30/2012
	Note	09/30/2013	Adjusted	09/30/2013	Adjusted
Operational Activities
Net Income		1,127,712	2,009,303	1,607,385	2,028,480
Adjustment to Net Income		13,946,909	14,024,892	16,384,404	16,702,705
Allowance for Loan Losses	8.f	9,749,158	9,860,762	10,900,439	11,389,982
Provision for Legal Proceedings, Administrative and Other		2,185,179	2,684,367	2,702,118	3,250,443
Deferred Tax Credits		(875,943)	(1,155,017)	(1,139,443)	(1,884,425)
Equity in Affiliates and Subsidiaries	14	(765,571)	(1,161,744)	(22,551)	(1,094)
Depreciation and Amortization	27	4,017,559	3,962,795	4,046,008	3,976,295
Recognition (Reversal) Allowance for Other Assets Losses	31	(95,100)	(4,727)	(95,517)	(5,315)
Result on Sale of Other Assets	31	(122,219)	(2,826)	(124,489)	(4,550)
Result on Impairment of Assets	29&30	95,114	(411)	95,114	(411)
Result on Sale of Investments	31	-	(13,744)	163	(14,810)
Provision for losses on other investments		-	-	1,200	-
Others		(241,268)	(144,563)	21,362	(3,410)
Changes on Assets and Liabilities		(7,321,958)	(5,851,663)	(6,655,713)	(5,104,497)
Decrease (Increase) in Interbank Investments		3,443,958	2,070,891	1,456,656	835,337
Decrease (Increase) in Securities and Derivative Financial Instruments		(2,681,447)	10,615,885	4,697,906	11,964,715
Decrease (Increase) in Lending and Leasing Operations		(16,622,379)	(14,071,765)	(18,251,965)	(17,136,393)
Decrease (Increase) in Deposits on Central Bank of Brazil		(1,116,322)	6,778,007	(1,126,978)	6,753,764
Decrease (Increase) in Other Receivables		(2,406,602)	(12,671,090)	(3,064,292)	(13,998,649)
Decrease (Increase) in Other Assets		(208,787)	(232,135)	(155,086)	(352,971)
Net Change on Other Interbank and Interbranch Accounts		(903,118)	(1,244,258)	(903,118)	(1,244,258)
Increase (Decrease) in Deposits		(8,177,640)	(6,643,442)	3,888,093	628,334
Increase (Decrease) in Money Market Funding		19,556,777	(1,023,699)	5,265,738	(4,896,490)
Increase (Decrease) in Borrowings		2,470,492	(1,206,304)	2,516,752	(1,206,304)
Increase (Decrease) in Other Liabilities		(195,825)	12,614,766	62,217	15,333,125
Increase (Decrease) in Change in Deferred Income		75,948	11,471	76,056	11,471
Tax Paid		(557,013)	(849,990)	(1,093,264)	(1,796,178)
Net Cash Provided by (Used in) Operational Activities		7,752,663	10,182,532	11,519,651	13,626,688
Investing Activities
Acquisition of Investment		(232,910)	(2,159,547)	(82,557)	(9,826)
Acquisition of Fixed Assets		(943,042)	(825,905)	(1,056,522)	(834,451)
Acquisition of Intangible Assets		(481,928)	(1,376,602)	(629,179)	(1,406,374)
Net Cash Received on Sale/Reduction of Investments	14	3,948,331	51,016	14	53,071
Proceeds from Assets not in Use		30,175	15,612	33,523	18,445
Proceeds from Property for Own Use		145,888	5,296	178,997	5,610
Dividends and Interest on Capital Received		66,113	1,877,983	27,258	13,745
Net Cash Provided by (Used in) Investing Activities		2,532,627	(2,412,147)	(1,528,466)	(2,159,780)
Financing Activities
Acquisition of Own Share	22.d	(85,881)	(55,378)	(85,881)	(55,378)
Long-Term Emissions		34,586,234	22,904,909	35,697,647	22,987,898
Long-Term Payments		(32,194,484)	(15,946,588)	(32,761,944)	(15,949,071)
Dividends and Interest on Capital Paid		(2,050,259)	(2,493,725)	(2,050,667)	(2,524,922)
Increase (Decrease) on Minority Interest		-	-	118,057	84,215
Net Cash Provided by (Used in) Financing Activities		255,610	4,409,218	917,212	4,542,742
Net Increase in Cash and Cash Equivalents		10,540,900	12,179,603	10,624,816	16,009,650
Cash and Cash Equivalents at the Beginning of Period	4	18,301,855	9,903,096	19,947,372	9,390,878
Cash and Cash Equivalents at the End of Period	4	28,842,755	22,082,699	30,572,188	25,400,528
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank			Consolidated
					01/01 to			01/01 to
		01/01 to		09/30/2012		01/01 to		09/30/2012
	Note	09/30/2013		Adjusted		09/30/2013		Adjusted

Financial Income		39,351,829		42,526,809		41,362,176		42,856,540
Income from Services Rendered and Banking Fees	25	6,852,865		6,274,005		7,827,703		7,158,520
Allowance for Loans Losses	8.f	(9,749,158)		(9,860,762)		(10,900,439)		(11,389,982)
Other Income and Expenses		60,796		(761,542)		(293,659)		(820,251)
Financial Expenses		(20,325,610)		(21,388,313)		(18,759,104)		(18,322,403)
Third-party Input		(4,525,906)		(4,302,638)		(4,916,104)		(4,558,643)
Materials, Energy and Others		(195,911)		(207,383)		(198,166)		(208,822)
Third-Party Services	27	(1,480,882)		(1,414,661)		(1,715,352)		(1,567,983)
Impairment of Assets	29&30	(95,114)		411		(95,114)		411
Others		(2,753,999)		(2,681,005)		(2,907,472)		(2,782,249)
Gross Added Value		11,664,816		12,487,559		14,320,573		14,923,781
Retentions
Depreciation and Amortization	27	(4,017,559)		(3,962,795)		(4,046,008)		(3,976,295)
Added Value Produced Net		7,647,257		8,524,764		10,274,565		10,947,486
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	765,571		1,161,744		22,551		1,094
Added Value to Distribute		8,412,828		9,686,508		10,297,116		10,948,580
Added Value Distribution
Employee		4,375,623	52.0%	4,543,763	46.9%	4,655,680	45.3%	4,812,304	44.0%
Compensation	26	2,517,830		2,570,712		2,672,894		2,720,159
Benefits	26	810,112		787,722		856,229		830,841
Government Severance Indemnity Funds for Employees - FGTS		191,504		231,113		202,691		246,606
Others		856,177		954,216		923,866		1,014,698
Taxes and Contributions		2,373,150	28.2%	2,681,431	27.7%	3,299,138	32.0%	3,568,663	32.6%
Federal		2,079,693		2,410,046		2,956,253		3,241,889
State		492		438		548		588
Municipal		292,965		270,947		342,337		326,186
Compensation of Third-Party Capital - Rental	27	536,343	6.4%	452,011	4.7%	549,597	5.3%	454,240	4.1%
Remuneration of Interest on Capital		1,127,712	13.4%	2,009,303	20.7%	1,792,701	17.4%	2,113,373	19.3%
Dividendos		-		908,950		-		908,950
Interest on Capital	22.b	300,000		570,000		300,000		570,000
Profit Reinvestment		827,712		530,353		1,307,385		549,530
Participation Results of Minority of Shareholders		-		-		185,316		84,893
Total		8,412,828	100%	9,686,508	100.0%	10,297,116	100%	10,948,580	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated
1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, asset management, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in note 14, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company and investment funds where the companies of the Santander Group are the main beneficiaries or holders of the main obligations.The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty); and

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial).

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on September 30, 2013 were approved by Board of Directors at the meeting held on October 23, 2013.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2013 were be disclosed simultaneously, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian reais (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans when they are more than 360 days late. In the case of long-term loans (over 3 years), they are written off when they are up to 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not having exhausted all the procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those in which the investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Provisions for Capitalization are Recognized in Accordance with the Criteria Below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date and the provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet made in which the bonds will participate and the provision for drawings is recognized for bonds drawn but not yet paid;

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date; and

• The contingency provision is recognized to cover any obligations to customers.

l) Employee Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 33. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

The CVM Instruction 695, of December 13, 2012, approved the Technical Pronouncement - CPC 33 (R1), which deals with employee benefits, in accordance with changes in the International Accounting Standards IAS 19. For defined benefit plans, the Technical Pronouncement - CPC 33 established fundamental changes in the accounting for and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this Statement applies to financial years beginning on or after January 1, 2013, with the effects accounted for retrospectively as a change in accounting practices. The adoption of this new accounting policy will involve, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans and expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, at the end of each year to be effective for the subsequent period.

The amounts recorded in the Bank and Consolidated, respectively, in groups of other liabilities - other, in long-term liabilities and shareholders' equity at December 31, 2012, and income statement for the for the nine months ended September 30, 2012, and in accordance with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors (equivalent to IAS 8 in IFRS) approved by the Bank through Resolution 4007 of August 25, 2011, following the adoption of new version of the CPC 33 (R1), are:

						Bank
						12/31/2012
				12/31/2012	Income Statements (3)
		Others
		Payables
		Several	Stockholders	Tax	07/01 to	01/01 to
		(Note 20) (1)	Equity (2)	Credits	09/30/2012	09/30/2012
Balances Registered Originally on December 31, 2012		1,307,815	-	-	(49,576)	(141,328)
Effects of Adoption new version of the CPC 33 (R1)		4,026,925	(2,417,855)	1,609,070	8,486	25,458
Balances at December 31, 2012 Adjusted		5,334,740	(2,417,855)	1,609,070	(41,090)	(115,870)

						Consolidated
				12/31/2012	Income Statements (3)
	Others
	Payables
	Several	Stockholders		Tax	07/01 to	01/01 to
	(Note 20) (1)	Equity (2)	Minority	Credits	09/30/2012	09/30/2012
Balances Registered Originally on December 31, 2012	1,307,815	-	-	-	(49,576)	(141,328)
Effects of Adoption new version of the CPC 33 (R1)	4,045,305	(2,417,855)	(12,131)	1,615,319	8,486	25,458
Balances at December 31, 2012 Adjusted	5,353,120	(2,417,855)	(12,131)	1,615,319	(41,090)	(115,870)
(1)Recorded under the heading in "employee benefit plans";
(2) Recorded under the heading other "valuation adjustments", as set out in Circular Letter Bank 3.592;
(3) Recorded under the heading "personnel expenses and other operating expenses", net of tax effects. The adjustment net of tax for the twelve months 2012 was R$ 33,944.

m) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Action

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

n) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 21.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

o) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

p) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management, at the meeting held on July 29, 2013.

The changes introduced by Law 11.638 and Law 11.941 (articles 37 and 38) that changed the criteria for revenue recognition, costs and expenses recorded in the net income of the year had no effect for purposes of calculating the taxable income of corporate entities opting for Tax Regime (RTT), being used for tax purposes, the standards made on December 31, 2007. The tax effects of adopting these standards are recorded for accounting purposes, corresponding with deferred tax assets and liabilities.

q) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

r) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

					Bank
		09/30/2013	12/31/2012	09/30/2012	12/31/2011
Cash		5,721,604	4,653,214	4,434,750	4,458,365
Interbank Investments		23,121,151	13,648,641	17,647,949	5,444,731
Money Market Investments		14,366,001	4,273,832	12,059,178	1,377,537
Interbank Deposits		587,122	486,036	115,938	1,115,424
Foreign Currency Investments		8,168,028	8,888,773	5,472,833	2,951,770
Total		28,842,755	18,301,855	22,082,699	9,903,096

					Consolidated
		09/30/2013	12/31/2012	09/30/2012	12/31/2011
Cash		5,905,999	4,742,486	4,521,749	4,470,858
Interbank Investments		24,666,189	15,204,886	20,878,779	4,920,020
Money Market Investments		14,366,001	4,273,832	13,558,280	1,377,537
Interbank Deposits		587,122	535,536	115,938	590,713
Foreign Currency Investments		9,713,066	10,395,518	7,204,561	2,951,770
Total		30,572,188	19,947,372	25,400,528	9,390,878

5. Interbank Investments

					Bank
				09/30/2013	12/31/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	28,308,270	4,058,207	-	32,366,477	21,353,662
Own Portfolio	2,382,288	1,419,720	-	3,802,008	5,492,708
Treasury Bills - LFT	-	-	-	-	151,079
National Treasury Bills - LTN	599,848	477,694	-	1,077,542	1,351,268
National Treasury Notes - NTN	1,782,440	942,026	-	2,724,466	3,990,361
Third-party Portfolio	16,421,021	1,343,127	-	17,764,148	7,610,166
Treasury Bills - LFT	573,162	-	-	573,162	1,999,995
National Treasury Bills - LTN	7,315,872	-	-	7,315,872	2,278,840
National Treasury Notes - NTN	8,531,987	1,343,127	-	9,875,114	3,331,331
Sold Position	9,504,961	1,295,360	-	10,800,321	8,250,788
National Treasury Bills - LTN	2,410,603	854,251	-	3,264,854	2,866,552
National Treasury Notes - NTN	7,094,358	441,109	-	7,535,467	5,384,236
Interbank Deposits	5,897,303	13,591,240	11,543,135	31,031,678	34,890,182
Foreign Currency Investments	8,168,028	686	-	8,168,714	9,294,473
Total	42,373,601	17,650,133	11,543,135	71,566,869	65,538,317
Current				60,023,734	51,106,876
Long-term				11,543,135	14,431,441

					Consolidated
				09/30/2013	12/31/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	28,308,269	4,058,209	865	32,367,343	21,353,693
Own Portfolio	7,811,436	1,419,721	865	9,232,022	7,295,456
Treasury Bills - LFT	-	-	-	-	151,079
National Treasury Bills - LTN	6,028,996	477,695	-	6,506,691	1,217,959
National Treasury Notes - NTN	1,782,440	942,026	-	2,724,466	5,926,387
Debentures	-	-	865	865	31
Third-party Portfolio	10,991,872	1,343,128	-	12,335,000	5,807,449
Treasury Bills - LFT	573,162	-	-	573,162	1,999,995
National Treasury Bills - LTN	1,886,723	-	-	1,886,723	2,412,149
National Treasury Notes - NTN	8,531,987	1,343,128	-	9,875,115	1,395,305
Sold Position	9,504,961	1,295,360	-	10,800,321	8,250,788
National Treasury Bills - LTN	2,410,603	854,251	-	3,264,854	2,866,552
National Treasury Notes - NTN	7,094,358	441,109	-	7,535,467	5,384,236
Interbank Deposits	1,136,238	1,408,409	93,655	2,638,302	4,615,960
Foreign Currency Investments	9,713,066	938	55,870	9,769,874	10,801,219
Total	39,157,573	5,467,556	150,390	44,775,519	36,770,872
Current				44,625,129	36,700,193
Long-term				150,390	70,679

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				09/30/2013	12/31/2012
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	28,068,434	(381,873)	-	27,686,561	28,953,554
Government Securities	25,081,706	(374,165)	-	24,707,541	26,003,103
Private Securities	2,986,728	(7,708)	-	2,979,020	2,950,451
Available-for-Sale Securities	70,126,234	23,014	(346,008)	69,803,240	67,079,672
Government Securities	18,237,836	-	(142,454)	18,095,382	20,206,657
Private Securities	51,888,398	23,014	(203,554)	51,707,858	46,873,015
Held-to-Maturity Securities	611	-	-	611	809,355
Government Securities	611	-	-	611	809,355
Total Securities	98,195,279	(358,859)	(346,008)	97,490,412	96,842,581
Derivatives (Assets)	4,815,408	1,444,390	(6,904)	6,252,894	4,732,996
Total Securities and Derivatives	103,010,687	1,085,531	(352,912)	103,743,306	101,575,577
Current				35,268,794	37,326,162
Long-term				68,474,512	64,249,415
Derivatives (Liabilities)	(5,227,599)	(400,444)	(104,986)	(5,733,029)	(5,110,539)
Current				(2,488,777)	(1,763,114)
Long-term				(3,244,252)	(3,347,425)

					Consolidated
				09/30/2013	12/31/2012
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	28,218,517	(381,819)	-	27,836,698	28,083,713
Government Securities	26,489,995	(374,111)	-	26,115,884	27,068,038
Private Securities	1,728,522	(7,708)	-	1,720,814	1,015,675
Available-for-Sale Securities	37,711,610	23,014	(281,297)	37,453,327	43,107,950
Government Securities	20,061,313	-	(88,093)	19,973,220	28,695,641
Private Securities	17,650,297	23,014	(193,204)	17,480,107	14,412,309
Held-to-Maturity Securities	611	-	-	611	809,355
Government Securities	611	-	-	611	809,355
Total Securities	65,930,738	(358,805)	(281,297)	65,290,636	72,001,018
Derivatives (Assets)	4,756,975	1,560,843	(1,990)	6,319,808	4,831,155
Total Securities and Derivatives	70,687,713	1,202,038	(279,307)	71,610,444	76,832,173
Current				36,611,733	37,544,440
Long-term				34,998,711	39,287,733
Derivatives (Liabilities)	(4,848,305)	(542,835)	(113,954)	(5,505,094)	(5,205,027)
Current				(2,258,611)	(1,852,470)
Long-term				(3,246,481)	(3,352,557)

II) Trading Securities

				Bank				Consolidated
			09/30/2013	12/31/2012			09/30/2013	12/31/2012
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	25,081,706	(374,165)	24,707,541	26,003,103	26,489,995	(374,111)	26,115,884	27,068,038
Treasury Bills - LFT	485,890	154	486,044	711,330	1,696,405	208	1,696,613	1,641,119
National Treasury Bills - LTN	13,956,011	(258,193)	13,697,818	11,357,924	14,153,785	(258,193)	13,895,592	11,493,070
National Treasury Notes - NTN A	563,466	(13,648)	549,818	-	563,466	(13,648)	549,818	-
National Treasury Notes - NTN B	5,001,149	(65,131)	4,936,018	7,212,025	5,001,149	(65,131)	4,936,018	7,212,025
National Treasury Notes - NTN C	227,726	(358)	227,368	476,559	227,726	(358)	227,368	476,559
National Treasury Notes - NTN F	4,719,955	(36,355)	4,683,600	6,124,988	4,719,955	(36,355)	4,683,600	6,124,988
Agricultural Debt Securities - TDA	109,847	(634)	109,213	113,068	109,847	(634)	109,213	113,068
Brazilian Foreign Debt Notes	17,662	-	17,662	7,209	17,662	-	17,662	7,209
Private Securities	2,986,728	(7,708)	2,979,020	2,950,451	1,728,522	(7,708)	1,720,814	1,015,675
Shares	121,165	(5,042)	116,123	367,062	254,707	(5,042)	249,665	367,062
Receivables Investment Fund - FIDC (1)	20,131	-	20,131	24,132	20,131	-	20,131	24,132
Investment Fund Shares in Participation - FIP	-	-	-	-	49,395	-	49,395	42,523
Investment Fund Shares	3,481	-	3,481	6,464	295,766	-	295,766	484,161
Debentures	2,795,207	3,243	2,798,450	2,511,775	988,247	3,243	991,490	55,828
Financial Bills - LF	-	-	-	-	70,524	-	70,524	-
Certificates of Real Estate Receivables - CRI	46,744	(5,909)	40,835	41,018	46,856	(5,909)	40,947	41,018
Bank Deposits Certificates - CDB	-	-	-	-	2,896	-	2,896	951
Total	28,068,434	(381,873)	27,686,561	28,953,554	28,218,517	(381,819)	27,836,698	28,083,713

						Bank
						09/30/2013
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	169,250	6,463,801	10,201,853	7,872,637	24,707,541
Treasury Bills - LFT	-	-	322,037	27,627	136,380	486,044
National Treasury Bills - LTN	-	152,944	2,902,339	9,642,380	1,000,155	13,697,818
National Treasury Notes - NTN A	-	6,554	-	-	543,264	549,818
National Treasury Notes - NTN B	-	3,850	1,602,840	481,429	2,847,899	4,936,018
National Treasury Notes - NTN C	-	-	866	-	226,502	227,368
National Treasury Notes - NTN F	-	-	1,585,057	7,967	3,090,576	4,683,600
Agricultural Debt Securities - TDA	-	5,570	50,662	42,035	10,946	109,213
Brazilian Foreign Debt Notes	-	332	-	415	16,915	17,662
Private Securities	139,735	17,879	27,593	26,724	2,767,089	2,979,020
Shares	116,123	-	-	-	-	116,123
Receivables Investment Fund - FIDC (1)	20,131	-	-	-	-	20,131
Investment Fund Shares	3,481	-	-	-	-	3,481
Debentures	-	17,021	27,506	19,400	2,734,523	2,798,450
Certificates of Real Estate Receivables - CRI	-	858	87	7,324	32,566	40,835
Total	139,735	187,129	6,491,394	10,228,577	10,639,726	27,686,561

						Consolidated
						09/30/2013
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	180,079	7,332,407	10,469,489	8,133,909	26,115,884
Treasury Bills - LFT	-	10,829	1,057,926	230,206	397,652	1,696,613
National Treasury Bills - LTN	-	152,944	3,035,056	9,707,437	1,000,155	13,895,592
National Treasury Notes - NTN A	-	6,554	-	-	543,264	549,818
National Treasury Notes - NTN B	-	3,850	1,602,840	481,429	2,847,899	4,936,018
National Treasury Notes - NTN C	-	-	866	-	226,502	227,368
National Treasury Notes - NTN F	-	-	1,585,057	7,967	3,090,576	4,683,600
Agricultural Debt Securities - TDA	-	5,570	50,662	42,035	10,946	109,213
Brazilian Foreign Debt Notes	-	332	-	415	16,915	17,662
Private Securities	614,957	23,085	27,593	97,248	957,931	1,720,814
Shares	249,665	-	-	-	-	249,665
Receivables Investment Fund - FIDC (1)	20,131	-	-	-	-	20,131
Investment Fund Shares in Participation - FIP	49,395	-	-	-	-	49,395
Investment Fund Shares	295,766	-	-	-	-	295,766
Debentures	-	19,219	27,506	19,400	925,365	991,490
Financial Bills - LF	-	-	-	70,524	-	70,524
Certificates of Real Estate Receivables - CRI	-	970	87	7,324	32,566	40,947
Bank Deposits Certificates - CDB	-	2,896	-	-	-	2,896
Total	614,957	203,164	7,360,000	10,566,737	9,091,840	27,836,698

III) Available-for-Sale Securities

					Bank
				09/30/2013	12/31/2012
		Adjustment to Market Reflected in:
			Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	18,237,836	-	(142,454)	18,095,382	20,206,657
Treasury Certificates - CFT	333	-	215	548	603
Securitized Credit	2,014	-	654	2,668	2,762
Treasury Bills - LFT	403,334	-	(17)	403,317	3,237,043
National Treasury Bills - LTN	9,896,205	-	56,674	9,952,879	8,346,593
National Treasury Notes - NTN A	852,928	-	6,157	859,085	162,895
National Treasury Notes - NTN B	566,491	-	(6,425)	560,066	562,823
National Treasury Notes - NTN C (2)	1,198,025	-	48,586	1,246,611	-
National Treasury Notes - NTN F (2) (6)	5,024,517	-	(249,815)	4,774,702	7,583,357
State and Municipal Bonds - CEPAC	225,788	-	579	226,367	226,366
Debentures (3)	68,201	-	938	69,139	84,215
Private Securities	51,888,398	23,014	(203,554)	51,707,858	46,873,015
Shares	954,234	-	(153,911)	800,323	417,217
Receivables Investment Fund - FIDC (1)	1,668,560	-	-	1,668,560	1,447,841
Investment Fund Shares in Participation - FIP	543,968	-	(58,409)	485,559	444,556
Investment Fund Shares	430,011	-	-	430,011	137,966
Real Estate Fund Shares	18,748	-	(2,623)	16,125	27,078
Debentures (4)	43,740,475	23,014	127,789	43,891,278	41,075,510
Eurobonds	4,432	-	1	4,433	202,937
Promissory Notes - NP (5)	2,071,755	-	26	2,071,781	962,171
Real Estate Credit Notes - CCI	20,200	-	360	20,560	24,605
Financial Bills - LF	1,362,307	-	(87,098)	1,275,209	988,399
Certificates of Real Estate Receivables - CRI	1,073,708	-	(29,689)	1,044,019	1,144,735
Total	70,126,234	23,014	(346,008)	69,803,240	67,079,672

					Consolidated
				09/30/2013	12/31/2012
		Adjustment to Market Reflected in:
			Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	20,061,313	-	(88,098)	19,973,220	28,695,641
Treasury Certificates - CFT	333	-	215	548	603
Securitized Credit	2,014	-	654	2,668	2,762
Treasury Bills - LFT	425,881	-	(18)	425,863	3,292,186
National Treasury Bills - LTN	10,291,711	-	51,921	10,343,632	8,680,349
National Treasury Notes - NTN A	852,928	-	6,517	859,085	162,895
National Treasury Notes - NTN B	566,491	-	(6,425)	560,066	562,823
National Treasury Notes - NTN C (2)	1,198,025	-	48,586	1,246,611	1,125,757
National Treasury Notes - NTN F (2) (6)	6,429,941	-	(190,700)	6,239,241	14,557,685
State and Municipal Bonds - CEPAC	225,788	-	579	226,367	226,366
Debentures (3)	68,201	-	938	69,139	84,215
Private Securities	17,650,297	23,014	(193,204)	17,480,107	14,412,309
Shares	1,109,972	-	(144,317)	965,655	456,725
Receivables Investment Fund - FIDC (1)	1,809,815	-	-	1,809,815	1,594,645
Investment Fund Shares in Participation - FIP	1,258,537	-	(58,409)	1,200,128	1,163,933
Investment Fund Shares	86,400	-	5	86,405	80,272
Real Estate Fund Shares	87,853	-	(1,710)	86,143	27,078
Debentures (4)	8,565,515	23,014	127,974	8,716,503	7,766,809
Eurobonds	4,432	-	1	4,433	202,937
Promissory Notes - NP (5)	2,071,755	-	26	2,071,781	962,171
Real Estate Credit Notes - CCI	20,200	-	360	20,560	24,605
Financial Bills - LF	1,527,450	-	(87,445)	1,440,005	988,399
Certificates of Real Estate Receivables - CRI	1,073,708	-	(29,689)	1,044,019	1,144,735
Bank Deposits Certificates - CDB	34,660	-	-	34,660	-
Total	37,711,610	23,014	(281,297)	37,453,327	43,107,950

						Bank
						09/30/2013
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	108,063	663,593	5,477,426	11,846,300	18,095,382
Treasury Certificates - CFT	-	-	-	-	548	548
Securitized Credit	-	-	-	594	2,074	2,668
Treasury Bills - LFT	-	-	403,317	-	-	403,317
National Treasury Bills - LTN	-	-	-	4,845,433	5,107,446	9,952,879
National Treasury Notes - NTN A	-	10,055	-	-	849,030	859,085
National Treasury Notes - NTN B	-	5,081	-	554,985	-	560,066
National Treasury Notes - NTN C (2)	-	-	7,203	-	1,239,408	1,246,611
National Treasury Notes - NTN F (2) (6)	-	-	195,761	-	4,578,941	4,774,702
State and Municipal Bonds - CEPAC	-	92,641	57,312	76,414	-	226,367
Debentures (3)	-	286	-	-	68,853	69,139
Private Securities	3,000,578	457,009	1,571,548	19,095,578	27,583,145	51,707,858
Shares	400,323	-	-	-	400,000	800,323
Receivables Investment Fund - FIDC (1)	1,668,560	-	-	-	-	1,668,560
Investment Fund Shares in Participation - FIP	485,559	-	-	-	-	485,559
Investment Fund Shares	430,011	-	-	-	-	430,011
Real Estate Fund Shares	16,125	-	-	-	-	16,125
Debentures (4)	-	179,025	699,152	17,148,476	25,864,625	43,891,278
Eurobonds	-	4,433	-	-	-	4,433
Promissory Notes - NP (5)	-	165,501	379,950	1,044,123	482,207	2,071,781
Real Estate Credit Notes - CCI	-	-	4,138	7,450	8,972	20,560
Financial Bills - LF	-	-	428,799	846,410	-	1,275,209
Certificates of Real Estate Receivables - CRI	-	108,050	59,509	49,119	827,341	1,044,019
Total	3,000,578	565,072	2,235,141	24,573,004	39,429,445	69,803,240

						Consolidated
						09/30/2013
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	125,519	1,060,496	5,721,573	13,065,632	19,973,220
Treasury Certificates - CFT	-	-	-	-	548	548
Securitized Credit	-	-	-	594	2,074	2,668
Treasury Bills - LFT	-	-	425,863	-	-	425,863
National Treasury Bills - LTN	-	-	95,459	5,089,580	5,158,593	10,343,632
National Treasury Notes - NTN A	-	10,055	-	-	849,030	859,085
National Treasury Notes - NTN B	-	5,081	-	554,985	-	560,066
National Treasury Notes - NTN C (2)	-	-	7,203	-	1,239,408	1,246,611
National Treasury Notes - NTN F (2) (6)	-	17,456	474,659	-	5,747,126	6,239,241
State and Municipal Bonds - CEPAC	-	92,641	57,312	76,414	-	226,367
Debentures (3)	-	286	-	-	68,853	69,139
Private Securities	3,746,872	457,009	1,571,608	3,926,014	7,778,604	17,480,107
Shares	564,381	-	-	-	401,274	965,655
Receivables Investment Fund - FIDC (1)	1,809,815	-	-	-	-	1,809,815
Investment Fund Shares in Participation - FIP	1,200,128	-	-	-	-	1,200,128
Investment Fund Shares	86,405	-	-	-	-	86,405
Real Estate Fund Shares	86,143	-	-	-	-	86,143
Debentures (4)	-	179,025	699,212	1,814,116	6,024,150	8,716,503
Eurobonds	-	4,433	-	-	-	4,433
Promissory Notes - NP (5)	-	165,501	379,950	1,044,123	482,207	2,071,781
Real Estate Credit Notes - CCI	-	-	4,138	7,450	8,972	20,560
Financial Bills - LF	-	-	428,799	1,011,206	-	1,440,005
Certificates of Real Estate Receivables - CRI	-	108,050	59,509	49,119	827,341	1,044,019
Bank Deposits Certificates - CDB	-	-	-	-	34,660	34,660
Total	3,746,872	582,528	2,632,104	9,647,587	20,844,236	37,453,327

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) During the fourth quarter of 2012, R$7,034,688 of securities were sold relating to National Treasury Notes (NTN-C and NTN-F) Banco Santander to Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing), leading one to Banco Santander result of R$516,272 net of tax. Consolidated result for this was considered as an "unrealized result". In 2013 R$422,694 have been achieved, net of tax, in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 22.e).

(3) Issued by mixed capital company.
(4) Includes R$485,824 (12/31/2012 - R$399,703) of hedge objects market risks.
(5) In September, includes R$208,303 of hedge objects cash flow.

(6) In September 2013, includes the amount of 1.145.895 of Treasury Notes NTN-F, equivalent to R$1,072,719,, which are linked to the obligation assumed by Banco Santander to cover the reserves to amortize the Plan V of the Fundo Banespa de Seguridade Social (Banesprev).

IV) Held-to-Maturity Securities

								Bank/Consolidated
								09/30/2013
								by Maturity
				Cost Amortized/Carrying Amount	Up to	From 3 to	From 1 to
Held-to-Maturity Securities (1)			09/30/2013	12/31/2012	3 Months	12 months	3 Years	Total
Government Securities			611	809,355	251	179	181	611
National Treasury Notes - NTN C			-	808,374	-	-	-	-
National Treasury Notes - NTN I			611	981	251	179	181	611
Total			611	809,355	251	179	181	611
(1) The market value of held-to-maturity securities is R$611 (12/31/2012 - R$1,514,735).

In June 2013, Banco Santander transferred an amount of R$1,352,252 of National Treasury Notes - NTN C, from “securities held to maturity” category to the “available-for-sale securities” category, with positive effect adjustment in stockholders' equity in amount of R$302,810, net of tax, during the fourth quarter of 2012 was made a transfer in the amount of R$228,318 for “trading securities” category.

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

				Bank				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2012	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Income From Fixed-Income Securities	2,801,070	6,354,044	2,488,013	7,601,190	2,219,843	5,401,436	1,808,853	5,469,833
Income From Interbank Investments	2,240,616	6,432,291	1,807,922	5,429,664	1,521,242	4,355,448	906,916	2,490,741
Income From Variable-Income Securities	(24,131)	(59,013)	4,737	(353,696)	(44,022)	(88,250)	3,098	(363,134)
Financial Income Capitalization	-	-	-	-	45,476	126,152	42,582	129,932
Others	71,229	199,871	48,132	238,778	66,647	231,966	88,991	443,169
Total	5,088,784	12,927,193	4,348,804	12,915,936	3,809,186	10,026,752	2,850,440	8,170,541

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			09/30/2013			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(283,979)	751,683		(128,878)	(121,484)
Asset	153,519,392	12,610,065	13,930,211	111,903,143	15,980,670	16,791,030
CDI (Interbank Deposit Rates)	40,713,329	8,324,285	9,636,737	34,842,508	4,330,806	4,976,512
Fixed Interest Rate - Real (1)	16,998,015	4,039,166	4,239,412	16,344,817	11,649,864	11,814,518
Indexed to Price and Interest Rates	15,647,910	192,838	-	14,386,596	-	-
Foreign Currency	80,081,502	-	-	46,238,783	-	-
Others	78,636	53,776	54,062	90,439	-	-
Liabilities	153,803,371	(12,894,044)	(13,178,528)	112,032,021	(16,109,548)	(16,912,514)
CDI (Interbank Deposit Rates)	32,389,044	-	-	30,511,702	-	-
Fixed Interest Rate - Real	12,958,849	-	-	4,694,953	-	-
Indexed to Price and Interest Rates	15,455,072	-	(210,821)	19,509,496	(5,122,900)	(5,512,171)
Foreign Currency (1)	92,975,546	(12,894,044)	(12,967,707)	57,178,415	(10,939,632)	(11,366,283)
Others	24,860	-	-	137,455	(47,016)	(34,060)
Options	173,482,681	(126,927)	(161,685)	266,060,934	(94,073)	(159,054)
Purchased Position	76,935,050	289,709	354,190	107,224,375	228,372	297,118
Call Option - US Dollar	3,392,086	91,933	122,378	1,792,837	44,838	31,993
Put Option - US Dollar	1,758,447	37,244	49,727	1,748,915	24,039	24,087
Call Option - Other	26,264,767	102,642	131,175	46,244,218	86,364	45,914
Interbank Market	25,371,990	59,132	115,382	45,411,468	51,667	2,289
Others (2)	892,777	43,510	15,793	832,750	34,697	43,625
Put Option - Other	45,519,750	57,890	50,910	57,438,405	73,131	195,124
Interbank Market	44,927,951	37,159	6,182	56,963,540	57,121	185,813
Others (2)	591,799	20,731	44,728	474,865	16,010	9,311
Sold Position	96,547,631	(416,636)	(515,875)	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	3,310,608	(170,019)	(213,370)	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	1,130,067	(26,806)	(35,487)	1,385,098	(14,684)	(6,036)
Call Option - Other	50,988,965	(149,599)	(207,628)	83,389,536	(152,818)	(103,294)
Interbank Market	49,819,514	(88,659)	(182,075)	81,602,615	(68,927)	(4,241)
Others (2)	1,169,451	(60,940)	(25,553)	1,786,921	(83,891)	(99,053)
Put Option - Other	41,117,991	(70,212)	(59,390)	72,608,710	(118,290)	(318,839)
Interbank Market	40,811,343	(36,883)	(8,301)	71,156,608	(64,771)	(272,536)
Others (2)	306,648	(33,329)	(51,089)	1,452,102	(53,519)	(46,303)
Futures Contracts	79,546,698	-	-	61,247,088	-	-
Purchased Position	21,107,105	-	-	40,376,893	-	-
Exchange Coupon (DDI)	6,556,105	-	-	2,916,996	-	-
Interest Rates (DI1 and DIA)	12,106,710	-	-	30,144,684	-	-
Foreign Currency	2,105,059	-	-	6,576,093	-	-
Indexes (3)	123,843	-	-	133,917	-	-
Treasury Bonds/Notes	208,570	-	-	605,203	-	-
Others	6,818	-	-	-	-	-
Sold Position	58,439,593	-	-	20,870,195	-	-
Exchange Coupon (DDI)	17,750,945	-	-	14,091,511	-	-
Interest Rates (DI1 and DIA)	24,221,604	-	-	6,556,673	-	-
Foreign Currency	16,124,849	-	-	12,414	-	-
Indexes (3)	28,415	-	-	17,926	-	-
Treasury Bonds/Notes	264,940	-	-	191,671	-	-
Others	48,840	-	-	-	-	-

Forward Contracts and Others	26,364,114	119,399	240,362	22,072,671	166,807	26,569
Purchased Commitment	12,572,300	7,185	(97,538)	11,046,667	(593,458)	197,859
Currencies	12,209,456	7,185	(97,538)	11,046,667	(593,458)	197,859
Others	362,844	-	-	-	-	-
Sell Commitment	13,791,814	112,214	337,900	11,026,004	760,265	(171,290)
Currencies	13,381,187	83,837	310,101	10,797,139	745,350	(185,614)
Others	410,627	28,377	27,799	228,865	14,915	14,324

						Consolidated
			09/30/2013			12/31/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		17,114	1,023,287		(121,049)	(116,011)
Asset	151,248,036	19,176,115	20,618,141	115,130,834	15,977,913	16,785,917
CDI (Interbank Deposit Rates)	44,484,723	12,677,218	14,020,699	37,663,575	6,989,364	7,644,387
Fixed Interest Rate - Real (1)	17,079,600	6,498,897	6,597,442	16,512,452	8,988,549	9,141,530
Indexed to Price and Interest Rates	15,647,910	-	-	14,386,596	-	-
Foreign Currency	73,978,839	-	-	46,477,772	-	-
Others	56,964	-	-	90,439	-	-
Liabilities	151,230,922	(19,159,001)	(19,594,854)	115,251,883	(16,098,962)	(16,901,928)
CDI (Interbank Deposit Rates)	31,807,505	-	-	30,674,211	-	-
Fixed Interest Rate - Real	10,580,703	-	-	7,523,903	-	-
Indexed to Price and Interest Rates	16,287,254	(639,344)	(1,043,003)	19,509,496	(5,122,900)	(5,512,171)
Foreign Currency (1)	92,433,586	(18,454,747)	(18,487,227)	57,406,818	(10,929,046)	(11,355,697)
Others	121,874	(64,910)	(64,624)	137,455	(47,016)	(34,060)
Options	177,502,171	(121,481)	(162,809)	266,060,940	(94,067)	(159,048)
Purchased Position	79,129,349	348,639	398,439	107,224,381	228,378	297,124
Call Option - US Dollar	3,392,086	91,933	122,378	1,792,837	44,838	31,993
Put Option - US Dollar	1,758,447	37,244	49,727	1,748,915	24,039	24,087
Call Option - Other	27,604,166	136,706	173,189	46,244,224	86,370	45,920
Interbank Market	25,371,990	59,132	115,382	45,411,468	51,667	2,289
Others (2)	2,232,176	77,574	57,807	832,756	34,703	43,631
Put Option - Other	46,374,650	82,756	53,145	57,438,405	73,131	195,124
Interbank Market	44,927,951	37,159	6,182	56,963,540	57,121	185,813
Others (2)	1,446,699	45,597	46,963	474,865	16,010	9,311
Sold Position	98,372,822	(470,120)	(561,248)	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	3,310,608	(170,019)	(213,370)	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	1,130,067	(26,806)	(35,487)	1,385,098	(14,684)	(6,036)
Call Option - Other	51,944,448	(173,696)	(239,224)	83,389,536	(152,818)	(103,294)
Interbank Market	49,819,514	(88,659)	(182,075)	81,602,615	(68,927)	(4,241)
Others (2)	2,124,934	(85,037)	(57,149)	1,786,921	(83,891)	(99,053)
Put Option - Other	41,987,699	(99,599)	(73,167)	72,608,710	(118,290)	(318,839)
Interbank Market	40,811,343	(36,883)	(8,301)	71,156,608	(64,771)	(272,536)
Others (2)	1,176,356	(62,716)	(64,866)	1,452,102	(53,519)	(46,303)
Futures Contracts	79,912,858	-	-	61,247,088	-	-
Purchased Position	21,238,008	-	-	40,376,893	-	-
Exchange Coupon (DDI)	6,556,105	-	-	2,916,996	-	-
Interest Rates (DI1 and DIA)	12,106,710	-	-	30,144,684	-	-
Foreign Currency	2,107,565	-	-	6,576,093	-	-
Indexes (3)	252,240	-	-	133,917	-	-
Treasury Bonds/Notes	208,570	-	-	605,203	-	-
Others	6,818	-	-	-	-	-
Sold Position	58,674,850	-	-	20,870,195	-	-
Exchange Coupon (DDI)	17,750,945	-	-	14,091,511	-	-
Interest Rates (DI1 and DIA)	24,419,838	-	-	6,556,673	-	-
Foreign Currency	16,124,849	-	-	12,414	-	-
Indexes (3)	65,438	-	-	17,926	-	-
Treasury Bonds/Notes	264,940	-	-	191,671	-	-
Others	48,840	-	-	-	-	-

Forward Contracts and Others	26,373,410	119,002	239,792	22,072,671	166,807	26,569
Purchased Commitment	12,578,880	6,788	(98,108)	11,046,667	(593,458)	197,859
Currencies	12,216,036	6,788	(98,108)	11,046,667	(593,458)	197,859
Others	362,844	-	-	-	-	-
Sell Commitment	13,794,530	112,214	337,900	11,026,004	760,265	(171,290)
Currencies	13,383,903	83,837	310,101	10,797,139	745,350	(185,614)
Others	410,627	28,377	27,799	228,865	14,915	14,324
(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					09/30/2013	12/31/2012
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		35,451,827	73,422,347	44,645,218	153,519,392	111,903,143
Options		3,128,483	662,218	169,691,980	173,482,681	266,060,934
Futures Contracts		-	-	79,546,698	79,546,698	61,247,088
Forward Contracts and Others		12,863,276	11,187,662	2,313,176	26,364,114	22,072,671

						Consolidated
						Notional
					09/30/2013	12/31/2012
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		35,452,891	67,184,552	48,610,593	151,248,036	115,130,834
Options		3,128,483	334,500	174,039,188	177,502,171	266,060,940
Futures Contracts		-	-	79,912,858	79,912,858	61,247,088
Forward Contracts and Others		12,865,992	11,194,242	2,313,176	26,373,410	22,072,671
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					09/30/2013	12/31/2012
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		15,480,811	64,515,972	73,522,609	153,519,392	111,903,143
Options		12,714,485	152,074,374	8,693,822	173,482,681	266,060,934
Futures Contracts		30,415,998	13,785,917	35,344,783	79,546,698	61,247,088
Forward Contracts and Others		12,282,203	6,417,584	7,664,327	26,364,114	22,072,671

						Consolidated
						Notional
					09/30/2013	12/31/2012
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		16,333,953	60,479,240	74,434,843	151,248,036	115,130,834
Options		15,794,526	153,113,907	8,593,738	177,502,171	266,060,940
Futures Contracts		30,542,505	13,960,186	35,410,167	79,912,858	61,247,088
Forward Contracts and Others		12,283,058	6,418,724	7,671,628	26,373,410	22,072,671

IV) Derivatives Financial Instruments by Trade Market

						Bank
						Notional
					09/30/2013	12/31/2012
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		38,246,937	55,218,511	60,053,944	153,519,392	111,903,143
Options		169,581,570	3,501,111	400,000	173,482,681	266,060,934
Futures Contracts		79,546,698	-	-	79,546,698	61,247,088
Forward Contracts and Others		-	14,028,140	12,335,974	26,364,114	22,072,671

						Consolidated
						Notional
					09/30/2013	12/31/2012
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		38,246,937	52,661,720	60,339,379	151,248,036	115,130,834
Options		173,601,060	3,501,111	400,000	177,502,171	266,060,940
Futures Contracts		79,912,858	-	-	79,912,858	61,247,088
Forward Contracts and Others		-	14,037,436	12,335,974	26,373,410	22,072,671
(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the loan portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$445,547 of cost (12/31/2012 - R$607,119) and R$493,368 of fair value (12/31/2012 - R$669,507). During the period there were no credit events related to events provided for in the contracts.

The required stockholders' equity used amounted to R$2,641 (12/31/2012 - R$3,585).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			09/30/2013			12/31/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	26,460	(77,921)	(51,461)	58,851	(145,712)	(86,861)
Asset	1,900,720	(709,823)	1,190,897	1,294,285	29,543	1,323,828
CDI (Interbank Deposit Rates) (1) (2)	1,126,956	(745,296)	381,660	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	464,643	30,433	495,076	255,056	24,302	279,358
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	309,121	5,040	314,161	-	-	-
Liabilities	(1,874,260)	631,902	(1,242,358)	(1,235,434)	(175,255)	(1,410,689)
Indexed to Foreign Currency - US Dollar (1)	(759,239)	(76,365)	(835,604)	(783,790)	(107,159)	(890,949)
Indexed to Foreign Currency - Fixed Interest (2)	(430,635)	726,067	295,432	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(33,781)	(1,959)	(35,740)	(35,076)	(3,062)	(38,138)
CDI (Interbank Deposit Rates) (4)	(135,044)	(7,411)	(142,455)	(171,038)	(14,356)	(185,394)
Indexed to Foreign Currency - Libor - US Dollar (5)	(291,237)	(6,587)	(297,824)	-	-	-
Fixed Interest Rate - Real (6)	(224,324)	(1,843)	(226,167)	-	-	-

Hedge Object
Asset	1,575,967	94,328	1,670,295	1,234,161	118,007	1,352,168
Lending Operation	1,133,596	50,875	1,184,471	870,491	81,974	952,465
Indexed to Foreign Currency - US Dollar	739,609	70,999	810,608	661,913	91,351	753,264
Indexed to Foreign Currency - Fixed Interest - US Dollar	34,541	(269)	34,272	35,094	676	35,770
CDI (Interbank Deposit Rates)	135,044	(7,868)	127,176	173,484	(10,053)	163,431
Fixed Interest Rate - Real	224,402	(11,987)	212,415	-	-	-
Securities	442,371	43,453	485,824	363,670	36,033	399,703
Available-for-Sale Securities - Debêntures	442,371	43,453	485,824	363,670	36,033	399,703
Liabilities	(310,502)	(3,653)	(314,155)	-	-	-
Securities Issued Abroad	(310,502)	(3,653)	(314,155)	-	-	-
Eurobonds	(310,502)	(3,653)	(314,155)	-	-	-

						Consolidated
			09/30/2013			12/31/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	35,090	(67,627)	(32,537)	59,148	(147,817)	(88,669)
Asset	2,275,297	(605,613)	1,669,684	1,581,458	105,351	1,686,809
CDI (Interbank Deposit Rates) (1) (2)	1,126,956	(745,296)	381,660	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	464,643	30,433	495,076	255,056	24,302	279,358
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	309,121	5,040	314,161	-	-	-
Indexed to Foreign Currency - Euro (1)	374,577	104,210	478,787	287,173	75,808	362,981
Liabilities	(2,240,207)	537,986	(1,702,221)	(1,522,310)	(253,168)	(1,775,478)
Indexed to Foreign Currency - US Dollar (1)	(1,125,186)	(170,281)	(1,295,467)	(1,070,666)	(185,072)	(1,255,738)
Indexed to Foreign Currency - Fixed Interest (2)	(430,635)	726,067	295,432	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(33,781)	(1,959)	(35,740)	(35,076)	(3,062)	(38,138)
CDI (Interbank Deposit Rates) (4)	(135,044)	(7,411)	(142,455)	(171,038)	(14,356)	(185,394)
Indexed to Foreign Currency - Libor - US Dollar (5)	(291,237)	(6,587)	(297,824)	-	-	-
Fixed Interest Rate - Real (6)	(224,324)	(1,843)	(226,167)	-	-	-
Hedge Object
Asset	1,575,967	94,328	1,670,295	1,593,371	119,818	1,713,189
Lending Operation	1,133,596	50,875	1,184,471	1,229,701	83,785	1,313,486
Indexed to Foreign Currency - US Dollar	739,609	70,999	810,608	1,021,123	93,162	1,114,285
Indexed to Foreign Currency - Fixed Interest - US Dollar	34,541	(269)	34,272	35,094	676	35,770
CDI (Interbank Deposit Rates)	135,044	(7,868)	127,176	173,484	(10,053)	163,431
Fixed Interest Rate - Real	224,402	(11,987)	212,415	-	-	-
Securities	442,371	43,453	485,824	363,670	36,033	399,703
Available-for-Sale Securities - Debêntures	442,371	43,453	485,824	363,670	36,033	399,703
Liabilities	(310,502)	(3,653)	(314,155)	-	-	-
Securities Issued Abroad	(310,502)	(3,653)	(314,155)	-	-	-
Eurobonds	(310,502)	(3,653)	(314,155)	-	-	-

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with fair value R$810,608 in the Bank, R$1,268,972 in the Consolidated (12/31/2012 - R$753,264 in the Bank and R$1,114,285 in the Consolidated) and securities shown by debentures with fair value R$129,209 (12/31/2012 -R$133,273) in the Bank and Consolidated.

(2) Instruments whose hedge object are securities shown by debentures with fair value R$356,615 (12/31/2012 - R$266.430) in the Banl and Consolidated.
(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with fair value R$34,272 (12/31/2012 - R$35,770) in the Bank and Consolidated.
(4) Instruments whose hedge object are loan operations indexed in CDI with fair value R$127,178 (12/31/2012 - R$163,431) in the Bank and Consolidated.
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$314,155 in the Bank and Consolidated.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Reais with a fair value of R$212,415 in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

				Bank,
				09/30/2013
			Adjustment
	Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(147,144)	(111,890)	(259,034)
Asset	2,561,864	2,561,864	36,230	2,598,094
Indexed to Foreign Currency - Swiss Franc (1)	927,610	927,610	42,909	970,519
Indexed to Foreign Currency - Chile (2)	98,037	98,037	6,031	104,068
Indexed to Foreign Currency - Iuan (3)	55,265	55,265	607	55,872
Indexed in Reais (4)	1,253,333	1,253,333	(42,917)	1,210,416
Indexed to Foreign Currency - Pre Dollar (5)	227,619	227,619	29,600	257,219
Liabilities	(2,709,008)	(2,709,008)	(148,120)	(2,857,128)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3) (4)	(2,500,705)	(2,500,705)	(117,519)	(2,618,224)
CDI (Interbank Deposit Rates) (5)	(208,303)	(208,303)	(30,601)	(238,904)
Future Contracts	10,830,058	-	-	-
Foreign Currency - Dollar (6)	10,830,058	-	-	-

				Consolidated
				09/30/2013
			Adjustment
	Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(141,055)	(111,964)	(253,019)
Asset	2,724,756	2,724,756	45,124	2,769,880
Indexed to Foreign Currency - Swiss Franc (1)	927,610	927,610	42,909	970,519
Indexed to Foreign Currency - Chile (2)	98,037	98,037	6,031	104,068
Indexed to Foreign Currency - Iuan (3)	55,265	55,265	607	55,872
Indexed in Reais (4)	1,253,333	1,253,333	(42,917)	1,210,416
Indexed to Foreign Currency - Pre Dollar (5)	227,619	227,619	29,600	257,219
Indexed to Foreign Currency - Euro (6)	162,892	162,892	8,894	171,786
Liabilities	(2,865,811)	(2,865,811)	(157,088)	(3,022,899)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3) (4)	(2,500,705)	(2,500,705)	(117,519)	(2,618,224)
CDI (Interbank Deposit Rates)	(208,303)	(208,303)	(30,601)	(238,904)
Indexed to Foreign Currency - Dollar (6)	(156,803)	(156,803)	(8,968)	(165,771)
Future Contracts	10,830,058
Foreign Currency - Dollar (6)	10,830,058

				Bank/Consolidated
				12/31/2012
			Adjustment
	Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(18,867)	(17,846)	(36,713)
Asset	818,997	818,997	60,173	879,170
Indexed to Foreign Currency -Swiss Franc (1)	678,335	678,335	53,619	731,954
Indexed to Foreign Currency -Chile (2)	91,379	91,379	6,584	97,963
Indexed to Foreign Currency - Iuan (3)	49,283	49,283	(30)	49,253
Liabilities	(837,864)	(837,864)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dollar	(837,864)	(837,864)	(78,019)	(915,883)
Future Contracts	34,567,439	-	-	-
Foreign Currency - Dollar (6)	15,604,576	-	-	-
DI1 Rate (7)	18,962,863	-	-	-

				Bank
			09/30/2013	12/31/2012
Hedge Object - Cost
Asset			6,693,847	15,538,109
Lending Operations - Import and Export Credit and Financing			6,485,544	15,538,109
Promissory Notes - PN			208,303	-
Liabilitie			2,340,854	19,607,312
Eurobonds			2,340,854	820,077
Bank Deposit Certificate- CDB			-	18,787,235

				Consolidated
			09/30/2013	12/31/2012
Hedge Object - Cost
Asset			6,850,652	15,538,109
Lending Operations - Import and Export Credit and Financing			6,485,544	15,538,109
Promissory Notes - PN			208,303	-
Lending Operations			156,805	-
Liabilitie			2,340,854	19,607,312
Eurobonds			2,340,854	820,077
Bank Deposit Certificate- CDB			-	18,787,235
(1) Operations due December 1, 2014, March 4, 2015 and April 12, 2016 (12/31/2012 - operations due December 1, 2014 and April 12, 2016), whose object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016 (12/31/2012 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) Operation with maturing on December 24, 2014 (12/31/2012 - operation due December 24, 2014), and hedge object of eurobonds transactions.
(4) Operation due March 18, 2016, whose object of "hedge" is an operation of eurobonds.
(5) Operation maturing on April 10, 2018, which hedge objects its securities operation represented by promissory notes classified in "available-for-sale securities" category.
(6) Operations due April 3, 2018 and July 15, 2015, whose objects "hedge" contracts are loans from lenders.

(7) Operations due October 31, 2013 and January 2, 2014 (12/31/2012 - operation due January 31, 2013) and the updated value of the instruments of R$ 6,486,427 (12/31/2012 - R$ 15,531,390), whose object of "hedge" are the loans - loan agreements and credit export and import.

(8) In the first quarter of 2013, due to the business strategy, the structures of "hedge" cash flow which had the object of "hedge" bank deposit certificates (CDB) were discontinued. The effect of marking to market of these futures contracts net of tax effects highlighted in equity corresponds to a debt of R$49,175 and will be amortized by January 2014, the remaining term of the hedging instruments.

The effect of marking to market the swaps and future contracts amounts a debit of R$100,732 (12/31/2012 - R$258,555), and is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VII) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Financial Treasury Bill - LFT	197,445	1,233,438	766,218	1,421,634
National Treasury Bill - LTN	2,207,818	3,699,901	2,325,129	3,699,901
National Treasury Notes - NTN	2,633,593	3,024,811	2,633,593	3,024,811
Total	5,038,856	7,958,150	5,724,940	8,146,346

VIII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Assets
Swap Differentials Receivable (1)	4,846,634	4,004,090	4,869,867	4,102,243
Option Premiums to Exercise	354,190	297,118	398,439	297,124
Forward Contracts and Others	1,052,070	431,788	1,051,502	431,788
Total	6,252,894	4,732,996	6,319,808	4,831,155
Liabilities
Swap Differentials Payable (1)	4,405,446	4,249,148	4,132,136	4,343,636
Option Premiums Launched	515,875	456,172	561,248	456,172
Forward Contracts and Others	811,708	405,219	811,710	405,219
Total	5,733,029	5,110,539	5,505,094	5,205,027
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as of September 30, 2013.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to Changes in Interest Fixed Rate	(4,163)	(84,148)	(168,296)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(6,518)	(86,183)	(172,366)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(2,899)	(4,258)	(8,515)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(20)	(20)	(41)
Foreign Currency	Exposures subject to Foreign Exchange	(1,780)	(44,494)	(88,988)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(345)	(140)	(279)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(50)	(2,609)	(5,218)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,954)	(48,862)	(97,723)
Others	Exposures not Meeting the Previous Settings	(1,083)	(69)	(138)
Total (1)		(18,812)	(270,783)	(541,564)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to Changes in Interest Fixed Rate	(16,566)	(423,914)	(790,647)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(17,898)	(433,131)	(810,109)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1,733)	(22,111)	(43,244)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(45,000)	(219,065)	(456,830)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(10,889)	(58,257)	(126,557)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(43,106)	(250,468)	(475,595)
Foreign Currency	Exposures subject to Foreign Exchange	(310)	(7,757)	(15,514)
Total (1)		(135,502)	(1,414,703)	(2,718,496)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Lending Operations	160,665,382	153,292,914	193,394,543	184,448,390
Loans and Discounted Receivables	96,209,342	97,676,650	96,693,511	98,000,095
Financing	35,797,453	31,603,278	68,042,445	62,435,309
Rural, Agricultural and Industrial Financing	5,050,463	4,384,576	5,050,463	4,384,576
Real Estate Financing	23,507,215	19,601,192	23,507,215	19,601,192
Securities Financing	69,904	27,218	69,904	27,218
Lending Operations Related to Assignment	31,005	-	31,005	-
Leasing Operations	10,216	59,816	4,489,537	5,742,006
Advances on Foreign Exchange Contracts (1) (Note 9)	3,677,389	2,354,781	3,677,389	2,354,781
Other Receivables (2)	18,544,158	17,612,703	20,509,226	19,413,510
Total	182,897,145	173,320,214	222,070,695	211,958,687
Current	74,495,910	72,831,944	95,043,363	91,139,239
Long-term	108,401,235	100,488,270	127,027,332	120,819,448
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

In the period January-September 2012, Banco Santander, through its wholly-owned subsidiary in Spain, acquired by Banco Santander S.A. - Agency New York and London Agency under an arm, a portfolio of contracts related to financing and export operations imports contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the rates of the days when there were transactions. These transactions were conducted in accordance with the Policy on Related Party Transactions Bank, even after receipt of approval by the Board of Directors.

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3.533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

Bank and Consolidated, during the period January-September 2013, operations were carried out credit assignment without recourse in the amount of R$31,518 (01/01 to 09/30/2012 - R$969,135) and were recorded substantially in loans and discounted securities. These operations were classified as H risk level and the result recorded as revenue was R$31,198 (2012 - R$11,685).

(ii) With Substantial Retention of Risks and Benefits

The Bank made the assignment of receivables with recourse amounting to R$736,306. The result od the assignment was recorded R$111,539 in the Bank and R$96,326, consolidated recorded in other operating income. Contractss and installments contracts of assignment object refer to mortgages, which fall due until October 2041. On September 30, 2013, the present value of assigned operations is R$415,789(12/31/2012 - R$508,714) (Note 24.e).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3.401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Overdue	8,096,824	9,846,101	8,786,544	10,628,500
Due to:
Up to 3 Months	31,279,345	27,431,524	39,148,173	34,231,432
From 3 to 12 Months	43,216,565	45,400,420	55,895,190	56,907,807
Over 12 Months	100,304,411	90,642,169	118,240,788	110,190,948
Total	182,897,145	173,320,214	222,070,695	211,958,687

c) Lease Portfolio

		Bank		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Gross Investment in Leasing Operations	11,035	65,562	5,294,680	6,887,120
Lease Receivables	4,702	26,578	3,288,514	4,333,763
Unrealized Residual Values (1)	6,333	38,984	2,006,166	2,553,357
Unearned Income on Lease	(4,176)	(25,505)	(3,204,156)	(4,202,381)
Offsetting Residual Values	(6,333)	(38,984)	(2,006,166)	(2,553,357)
Leased Assets	179,628	398,336	12,348,174	15,421,056
Accumulated Depreciation	(179,626)	(374,451)	(7,181,330)	(9,250,002)
Excess Depreciation	119,617	309,243	3,993,669	5,899,338
Losses on Unamortized Lease	-	-	187,302	171,660
Advances for Guaranteed Residual Value	(109,929)	(274,385)	(4,949,903)	(6,642,391)
Other Assets	-	-	7,267	10,963
Total of Lease Portfolio at Present Value	10,216	59,816	4,489,537	5,742,006
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$819 (12/31/2012 - R$5,746) in the Bank and R$805,143 (12/31/2012 - R$1,145,114) in the Consolidated.

As of September 30, 2013 and December 31, 2012 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

					Bank		Consolidated
				09/30/2013	12/31/2012	09/30/2013	12/31/2012
Overdue				2,533	3,978	107,735	159,823
Due to:
Up to 1 Year				8,258	54,725	2,544,464	3,302,469
From 1 to 5 Years				244	6,859	2,630,456	3,416,003
Over 5 Years				-	-	12,025	8,825
Total				11,035	65,562	5,294,680	6,887,120

Report per Lease Portfolio Maturity at Present Value

					Bank		Consolidated
				09/30/2013	12/31/2012	09/30/2013	12/31/2012
Overdue				2,024	4,222	74,639	103,536
Due to:
Up to 1 Year				8,012	49,904	2,396,289	3,094,096
From 1 to 5 Years				180	5,690	2,011,116	2,541,042
Over 5 Years				-	-	7,493	3,332
Total				10,216	59,816	4,489,537	5,742,006

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				09/30/2013	12/31/2012	09/30/2013	12/31/2012
Private Sector				182,782,361	173,174,258	221,949,851	211,804,841
Industry				35,127,893	29,571,911	35,585,449	30,057,968
Commercial				21,893,772	21,646,181	25,401,549	25,061,840
Financial Institutions				16,221	20,066	18,491	23,082
Services and Other (1)				49,780,669	48,294,499	52,884,438	51,205,061
Individuals				70,913,344	69,257,059	103,009,462	101,072,348
Credit Cards				15,576,755	16,174,379	15,576,755	16,174,379
Mortgage Loans				14,399,689	11,812,395	14,399,689	11,812,395
Payroll Loans				14,432,069	13,547,617	14,432,069	13,547,617
Financing and Vehicles Lease				3,109,504	2,841,063	33,137,780	32,765,017
Others (2)				23,395,327	24,881,605	25,463,169	26,772,940
Agricultural				5,050,462	4,384,542	5,050,462	4,384,542
Public Sector				114,784	145,956	120,844	153,846
Federal				15	1	15	1
State				110,447	139,702	111,921	141,517
Municipal				4,322	6,253	8,908	12,328
Total				182,897,145	173,320,214	222,070,695	211,958,687
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							09/30/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	54,088,123	-	54,088,123	-	-	-
A	0.5%	79,626,018	-	79,626,018	398,130	300,687	698,817
B	1%	15,206,940	1,820,290	17,027,230	170,273	305,245	475,518
C	3%	6,874,038	4,892,688	11,766,726	353,002	81,396	434,398
D	10%	1,338,802	3,873,036	5,211,838	521,184	-	521,184
E	30%	484,772	1,569,020	2,053,792	616,138	-	616,138
F	50%	87,614	3,422,378	3,509,992	1,754,996	-	1,754,996
G	70%	418,440	1,124,453	1,542,893	1,080,025	-	1,080,025
H	100%	336,668	7,733,865	8,070,533	8,070,533	-	8,070,533
Total		158,461,415	24,435,730	182,897,145	12,964,281	687,328	13,651,609

							Bank
							12/31/2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	46,442,015	-	46,442,015	-	-	-
A	0.5%	79,499,827	-	79,499,827	397,499	306,665	704,164
B	1%	13,666,121	2,391,164	16,057,285	160,572	273,016	433,588
C	3%	6,387,481	4,825,905	11,213,386	336,402	-	336,402
D	10%	1,083,947	3,758,183	4,842,130	484,213	-	484,213
E	30%	501,252	1,871,597	2,372,849	711,855	-	711,855
F	50%	177,283	3,494,134	3,671,417	1,835,709	-	1,835,709
G	70%	75,120	1,349,766	1,424,886	997,420	-	997,420
H	100%	167,451	7,628,968	7,796,419	7,796,419	-	7,796,419
Total		148,000,497	25,319,717	173,320,214	12,720,089	579,681	13,299,770

							Consolidated
							09/30/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	55,924,367	-	55,924,367	-	-	-
A	0.5%	109,273,127	-	109,273,127	546,366	300,687	847,053
B	1%	17,639,305	3,193,268	20,832,573	208,326	305,245	513,571
C	3%	7,576,400	6,222,707	13,799,107	413,974	81,396	495,370
D	10%	1,355,794	4,346,894	5,702,688	570,269	-	570,269
E	30%	505,874	1,805,454	2,311,328	693,399	-	693,399
F	50%	90,956	3,601,558	3,692,514	1,846,257	-	1,846,257
G	70%	418,611	1,284,027	1,702,638	1,191,847	-	1,191,847
H	100%	335,905	8,496,448	8,832,353	8,832,353	-	8,832,353
Total		193,120,339	28,950,356	222,070,695	14,302,791	687,328	14,990,119

							Consolidated
							12/31/2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	47,960,273	-	47,960,273	-	-	-
A	0.5%	110,117,439	-	110,117,439	550,587	306,665	857,252
B	1%	14,928,185	3,590,008	18,518,193	185,182	273,016	458,198
C	3%	7,290,621	6,018,060	13,308,681	399,260	-	399,260
D	10%	1,088,477	4,266,360	5,354,837	535,484	-	535,484
E	30%	513,661	2,196,919	2,710,580	813,174	-	813,174
F	50%	181,713	3,759,390	3,941,103	1,970,552	-	1,970,552
G	70%	76,114	1,566,403	1,642,517	1,149,761	-	1,149,761
H	100%	168,317	8,236,747	8,405,064	8,405,064	-	8,405,064
Total		182,324,800	29,633,887	211,958,687	14,009,064	579,681	14,588,745
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				09/30/2013	09/30/2012	09/30/2013	09/30/2012
Balance at Beginning				13,299,770	10,662,794	14,588,745	11,998,483
Allowances Recognized				9,749,158	9,860,762	10,900,439	11,389,982
Write-offs				(9,397,319)	(7,643,421)	(10,499,065)	(8,866,717)
Balance at End (1)				13,651,609	12,880,135	14,990,119	14,521,748
Current				2,612,227	1,983,887	3,144,986	2,582,863
Long-term				11,039,382	10,896,248	11,845,133	11,938,885
Recoveries in Cumulative Period (2)				1,509,540	1,115,424	1,628,787	1,263,583
(1) Includes R$1,968 (09/30/2012 - R$9,119) in the Bank and R$153,809 (09/30/2012 - R$272,477) in the Consolidated related to leasing operations.

(2) It is recorded as financial income in the items: lending operations and leasing operations. In the quarter ended September 30, 2013, includes results of assignment without recourse, related to the prior operations written off, as losses amounting to R$ 9,168 (2012 - R$37,889) Bank and R$9,168 (2012 - R$ 39,030) Consolidated and accumulated in the period the value to R$31,198 (2012 - R$58,491) Bank and R$31,585 (2012 - R$66,731) Consolidated.

g) Renegotiated Credits

				Bank/Consolidated
			09/30/2013	12/31/2012
Renegotiated Credits			12,897,155	10,991,962
Allowance for Loan Losses			(6,292,277)	(5,633,351)
Percentage of Coverage on Renegotiated Credits			48.8%	51.2%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	09/30/2013		12/31/2012
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	10,270,346	3.5%	9,399,824	3.4%
10 Biggest	33,395,138	11.5%	31,380,670	11.4%
20 Biggest	45,968,676	15.8%	42,713,428	15.5%
50 Biggest	65,677,538	22.6%	60,053,118	21.8%
100 Biggest	80,741,811	27.8%	74,531,667	27.1%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			09/30/2013	12/31/2012
Assets
Rights to Foreign Exchange Sold			20,763,618	19,012,376
Exchange Purchased Pending Settlement			18,601,656	19,597,683
Advances in Local Currency			(187,023)	(117,647)
Income Receivable from Advances and Importing Financing (Note 8.a)			76,520	61,722
Total			39,254,771	38,554,134
Current			39,019,963	38,349,206
Long-term			234,808	204,928
Liabilities
Exchange Sold Pending Settlement			20,298,089	18,920,118
Foreign Exchange Purchased			18,626,400	19,832,738
Advances on Foreign Exchange Contracts (Note 8.a)			(3,677,389)	(2,354,781)
Others			459	491
Total			35,247,559	36,398,566
Current			35,104,425	36,246,517
Long-term			143,134	152,049
Memorandum Accounts
Open Import Credits			925,863	945,555
Confirmed Export Credits			405,609	353,018

10. Trading Account

		Bank		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Assets
Financial Assets and Pending Settlement Transactions	931,338	301,003	931,894	301,003
Clearinghouse Transactions	-	-	24,521	-
Debtors Pending Settlement	814	12,160	154,561	192,489
Stock Exchanges - Guarantee Deposits	811,780	7,370	811,780	7,370
Others (1)	163,244	583,745	163,244	583,751
Total (Current)	1,907,176	904,278	2,086,000	1,084,613
Current	1,898,019	904,278	2,076,843	1,084,613
Long-term	9,157	-	9,157	-
Liabilities
Acquisition and subscription of Securities Arising Release	3,991	-	5,265	-
Financial Assets and Pending Settlement Transactions	485,278	226,204	516,347	228,373
Creditors Pending Settlement	87,409	55,925	237,979	219,846
Creditors for Loan of Shares	79,019	281,244	282,412	281,244
Clearinghouse Transactions	-	-	662	17,482
Records and Settlement	1,620	1,475	2,177	1,817
Others	-	-	348	356
Total (Current)	657,317	564,848	1,045,190	749,118
Current	627,737	564,848	1,014,336	749,118
Long-term	29,580	-	30,854	-
(1) Includes the value to R$163,244 of deposits as collateral to derivative transactions conducted with customers over the counter (12/31/2012 - R$530,807).

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

	12/31/2012			Bank
	Adjusted	Recognition	Realization	09/30/2013
Allowance for Loan Losses	4,146,471	3,744,152	(2,628,501)	5,262,122
Reserve for Legal and Administrative Proceedings - Civil	577,850	206,792	(186,378)	598,264
Reserve for Tax Risks and Legal Obligations	3,299,650	570,717	(80,913)	3,789,454
Reserve for Legal and Administrative Proceedings - Labor	995,968	152,274	(449,520)	698,722
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,172,387	-	(291,968)	880,419
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	347,076	5,104	-	352,180
Accrual for Pension Plan (2)	1,799,440	62,769	(930,230)	931,979
Profit Sharing, Bonuses and Personnel Gratuities	248,854	256,563	(253,910)	251,507
Other Temporary Provisions	1,533,947	15,852	-	1,549,799
Total Tax Credits on Temporary Differences	14,121,643	5,014,223	(4,821,420)	14,314,446
Tax Loss Carryforwards	1,465,953	272,621	-	1,738,574
Social Contribution Tax - Executive Act 2.158/2001	683,581	-	-	683,581
Total Tax Credits	16,271,177	5,286,844	(4,821,420)	16,736,601
Unrecorded Tax Credits	(563,697)	-	369,925	(193,772)
Balance of Recorded Tax Credits	15,707,480	5,286,844	(4,451,495)	16,542,829
Current	6,020,627			4,521,820
Long-term	9,686,853			12,021,009

				Change
			12/31/2012	Scope			Consolidated
			Adjusted	Consolidation (3)	Recognition	Realization	09/30/2013
Allowance for Loan Losses			4,921,857	(767)	4,208,244	(2,837,812)	6,291,522
Reserve for Legal and Administrative Proceedings - Civil			632,290	-	214,862	(192,202)	654,950
Reserve for Tax Risks and Legal Obligations			3,801,170	(45)	686,089	(83,032)	4,404,182
Reserve for Legal and Administrative Proceedings - Labor			1,024,009	(137)	155,943	(459,396)	720,419
Amortized Goodwill			7,455	-	-	-	7,455
Adjustment to Fair Value of Trading Securities and Derivatives (1)			1,176,295	-	27,177	(295,755)	907,717
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)			347,137	-	39,374	-	386,511
Accrual for Pension Plan (2)			1,805,689	-	89,573	(930,230)	965,032
Profit Sharing, Bonuses and Personnel Gratuities			269,902	(61)	278,399	(275,668)	272,572
Other Temporary Provisions			1,627,343	(66)	30,976	(9,545)	1,648,708
Total Tax Credits on Temporary Differences			15,613,147	(1,076)	5,730,637	(5,083,640)	16,259,068
Tax Loss Carryforwards			2,805,344	-	292,630	(572,128)	2,525,846
Social Contribution Tax - Executive Act 2.158/2001			697,727	-	-	-	697,727
Total Tax Credits			19,116,218	(1,076)	6,023,267	(5,655,768)	19,482,641
Unrecorded Tax Credits			(566,383)	-	-	370,874	(195,509)
Balance of Recorded Tax Credits			18,549,835	(1,076)	6,023,267	(5,284,894)	19,287,132
Current			7,139,554				5,415,260
Long-term			11,410,281				13,871,872
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees (adoption new version of CPC 33) as mentioned (Note 3.l).
(3) Change in shareholding company Webmotors S.A., as corporate restructuring (Note 35.d).

b) Expected Realization of Recorded Tax Credits

							Bank
							09/30/2013
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2013	578,433	346,229	13,232	625,105	-	1,562,999	1,562,999
2014	2,040,738	1,226,732	52,930	494,825	129,870	3,945,095	3,945,095
2015	3,529,042	2,077,390	41,611	-	-	5,648,043	5,648,043
2016	1,482,835	697,280	7,654	234,388	85,967	2,508,124	2,508,124
2017	231,950	138,498	7,654	349,542	202,668	930,312	930,312
2018 a 2020	551,968	315,384	5,741	-	265,076	1,138,169	1,138,169
2021 a 2022	344,682	197,920	-	-	-	542,602	542,602
2023 a 2025	198,121	142,538	-	34,714	-	375,373	267,485
2026 a 2027	6,315	3,789	-	-	-	10,104	-
After 2027	47,363	28,417	-	-	-	75,780	-
Total	9,011,447	5,174,177	128,822	1,738,574	683,581	16,736,601	16,542,829

							Consolidated
							09/30/2013
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2013	678,064	405,679	13,790	753,509	8,471	1,859,513	1,859,483
2014	2,334,326	1,405,952	55,159	810,155	135,545	4,741,137	4,741,036
2015	4,096,418	2,388,235	43,470	33,093	-	6,561,216	6,560,826
2016	1,663,577	809,205	8,400	330,996	85,967	2,898,145	2,897,561
2017	268,600	157,854	8,400	458,872	202,668	1,096,394	1,096,394
2018 a 2020	584,360	332,072	6,300	104,507	265,076	1,292,315	1,292,315
2021 a 2022	363,414	206,139	-	-	-	569,553	569,553
2023 a 2025	200,299	143,471	-	34,714	-	378,484	269,964
2026 a 2027	6,315	3,789	-	-	-	10,104	-
After 2027	47,363	28,417	-	-	-	75,780	-
Total	10,242,736	5,880,813	135,519	2,525,846	697,727	19,482,641	19,287,132

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$14,719,858 (12/31/2012-R$13,008,571) in the Bank and R$17,199,904 (12/31/2012 - R$15,588,568) Consolidated and the present value of recorded tax credits is R$14,634,252 (12/31/2012 - R$12,724,981) in the Bank and R$17,112,978 (12/31/2012 - R$15,302,810) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Notes and Credits Receivable (Note 8.a)
Credit Cards	10,875,516	11,691,143	10,875,516	11,691,143
Receivables	7,387,507	5,580,687	9,348,431	7,375,987
Rural Product	174,023	235,419	174,023	235,419
Escrow Deposits for
Tax Claims	3,307,247	3,072,467	4,932,905	4,410,149
Labor Claims	1,851,258	1,932,400	1,905,288	1,986,843
Others	512,894	555,362	650,943	662,829
Contract Guarantees - Former Controlling Stockholders (Note 21.i)	846,986	827,471	1,015,710	991,394
Recoverable Taxes	2,242,495	2,502,900	3,014,041	3,528,082
Receivables - Buyer Services	4,925,102	3,759,737	5,025,619	3,759,737
Reimbursable Payments	400,871	319,332	139,203	159,794
Salary Advances/Others	192,532	230,280	206,978	235,481
Debtors for Purchase of Assets (Note 8.a)	26,001	34,540	30,145	40,047
Receivable from Affiliates (Note 24.e)	392,794	224,166	370,198	210,330
Others	350,272	1,280,936	642,648	1,870,572
Total	33,485,498	32,246,840	38,331,648	37,157,807
Current	22,616,955	22,820,862	24,351,381	24,679,009
Long-term	10,868,543	9,425,978	13,980,267	12,478,798

13. Dependence Information and Foreign Subsidiary

Banco Santander established has an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch			Santander Brasil EFC
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Assets	53,728,218	54,205,207	2,328,185	2,106,781
Current and Long-term Assets	53,605,608	54,205,166	2,327,062	2,105,386
Cash	638,314	158,240	774	2,866
Interbank Investments	7,157,641	9,878,978	1,601,161	1,506,745
Securities and Derivatives Financial Instruments	20,880,854	23,278,996	43,894	88,907
Lending Operations (1)	22,057,271	18,142,854	678,331	503,286
Foreign Exchange Portfolio	1,927,310	1,744,631	-	-
Others	944,218	1,001,467	2,902	3,582
Permanent Assets	122,610	41	1,123	1,395

Liabilities	53,728,218	54,205,207	2,328,185	2,106,781
Current and Long-term Liabilities	37,685,331	33,376,847	59,960	88,434
Deposits and Money Market Funding	3,668,559	2,307,837	-	9,865
Funds from Acceptance and Issuance of Securities	17,280,526	14,760,372	-	-
Borrowings (2)	12,481,805	12,403,362	41,740	-
Foreign Exchange Portfolio	1,932,473	1,667,876	-	-
Others	2,321,968	2,237,400	18,220	78,569
Deferred Income	2,381	5,213	2	-
Stockholders' Equity(3)	16,040,506	20,823,147	2,268,223	2,018,347

Result	2013	2012	2013	2012
Net Income (Loss) for the Period 1 July to 30 September	291,442	347,917	5,803	(178)
Net Income for the Period 1 January to 30 September	1,186,222	946,543	10,682	708
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) In june 2013, the Grand Gayman Branch paid the amount of R$6,7 billion through dividends to Banco Santander.

14. Investments in Affiliates and Subsidiaries

					09/30/2013
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Asset Management Distribuidora de Títulos e
Valores Mobiliários S.A. (Santander Brasil Asset) (14)	Asset Manager	12,493,834	-	99.99%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (4) (6)	Holding	3,234	-	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (1)	Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (6)	Insurance Broker	174,360,451	-	60.65%	60.65%
MS Participações Societárias S.A. (MS Participações) (10)	Holding	59,638,865	-	99.99%	99.99%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santos Energia Participações S.A (Santos Energia)	Holding	37,406	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%

									09/30/2013
					Quantity of Shares or Quotas Owned
					Directly or Indirectly (in Thousands)				Direct
					Common Shares		Preferred	Direct	and Indirect
Investments				Activity		and Quotas	Shares	Participation	Participation
Controlled by CFI RCI Brasil (3)
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) (3)				Leasing		163	81	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)				Capitalization		64,615	-	-	100.00%
Controlled by Santander Serviços (6)
Webcasas S.A. (11)				Other Activities		24,500	-	-	100.00%
Controlled by Webmotors S.A.
Idéia Produções e Design Ltda. - MEC (Idéia Produções) (8)				Other Activities		220	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (2)				Securitization		9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)				Other Activities		950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (2)				Other Activities		3,859	2,953	11.11%	11.11%
Jointly Controlled Companies by Santander Serviços (6)
Webmotors S.A. (4) (6) (11) (12)				Other Activities		366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (7)				Other Activities		781,971	-	-	20.82%
Affiliate
BW Guirapá I S.A. (13)				Holding		155	-	40.57%	40.57%
Norchem Holding e Negócios S.A. (Norchem Holding)				Other Activities		1,679	-	21.75%	21.75%

	Adjusted		Adjusted Net						Equity
	Stockholders'		Income (Loss)	Investments Value					Accounting
	Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2013	09/30/2013	12/31/2012	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Controlled by Banco Santander
Santander Leasing (9)	5,001,183	2,177	176,811	3,929,646	8,051,883	1,725	138,942	217,483	554,622
RCI Brasil Leasing (3)	-	-	-	-	-	-	-	-	8,732
Santander Brasil Asset (14)	218,647	21,675	46,204	218,647	172,443	21,675	46,204	15,316	44,466
Santander Consórcios (5)	-	-	-	-	-	-	-	-	62
Santander Brasil Consórcio	125,363	5,805	17,327	125,363	108,036	5,818	17,327	7,295	24,144

	Adjusted		Adjusted Net
	Stockholders'	Income (Loss)		Investments Value				Equity Accounting
	Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2013	09/30/2013	12/31/2012	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Banco Bandepe	3,029,224	109,682	188,375	3,029,234	3,168,549	109,685	188,385	78,633	210,283
Aymoré CFI	1,112,837	13,165	(5,121)	1,112,837	1,117,959	13,165	(5,121)	(47,126)	(99,905)
CFI RCI Brasil	1,162,584	63,007	171,171	463,765	392,662	39,651	82,799	22,190	42,413
CRV DTVM	27,959	1,331	3,518	27,959	25,381	1,331	3,518	1,108	3,121
Santander CCVM	249,100	8,638	52,496	249,100	301,868	8,638	52,496	15,331	52,702
Microcrédito	20,226	(1,277)	1,161	20,226	19,064	(1,277)	1,161	916	4,458
Santander Brasil Advisory	13,193	154	455	12,735	12,295	149	439	280	1,181
Santander Participações (4) (6)	1,226,720	848	19,792	1,226,693	1,199,541	821	19,765	55,765	213,984
Webmotors S.A. (4) (6) (11) (12)	-	-	-	-	-	-	-	-	5,324
Santander Getnet (1)	72,810	17,698	57,791	36,405	26,636	8,853	28,897	3,483	12,370
Sancap	359,382	25,007	69,898	359,382	333,744	25,007	69,898	20,469	86,461
Santander Serviços (6)	535,788	23,757	164,548	324,974	341,272	14,409	99,804	-	-
MS Participações	135,916	784	(3,538)	135,909	26,620	801	7,604	(3,699)	(10,852)
Mantiq	7,486	744	983	7,486	6,503	744	983	448	1,549
Santos Energia	23,436	(1,049)	(3,063)	23,436	5,288	(1,049)	(3,374)	(66)	(711)
Santander Brasil EFC	2,268,223	12,363	10,682	2,268,210	2,018,329	5,579	10,568	(178)	747
Controlled by CFI RCI Brasil (3)
RCI Brasil Leasing (3)	682,581	16,558	55,367	-	-	-	-	-	-
Controlled by Sancap
Santander Capitalização	204,354	22,904	65,404	-	-	-	-	-	-
Controlled by Santander Serviços (6)
Webcasas S.A. (11)	24,435	5	(65)	-	-	-	-	-	-
Controlled by Webmotors S.A.
Idéia Produções (8)	417	238	352	-	-	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (2)	75,378	(1,495)	3,935	10,278	10,285	222	536	153	1,192
Norchem Participações	47,723	618	1,665	23,862	23,369	308	832	428	1,276
EBP (2)	66,225	(488)	(12,135)	7,358	2,726	(54)	1,803	164	3,031

	Adjusted		Adjusted Net						Equity
	Stockholders'		Income (Loss)	Investments Value					Accounting
	Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2013	09/30/2013	12/31/2012	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Jointly Controlled Companies by Santander Serviços (6)
Webmotors S.A. (4) (6) (11) (12)	230,145	5,176	10,043	-	-	-	-	-	-
TecBan (7)	232,478	19,982	27,685	-	-	-	-	-	-
Affiliate
BW Guirapá I S.A. (13)	116,264	(5,373)	(6,963)	50,491	-	(3,421)	(3,509)	-	-
Norchem Holding	123,027	141	25,814	26,758	22,666	30	5,614	363	1,094
Total Bank				13,690,754	17,387,119	252,810	765,571	388,756	1,161,744
Affiliate
BW Guirapá I S.A. (13)	116,264	(5,373)	(6,963)	50,491	-	(3,421)	(3,509)	-	-
Norchem Holding	123,027	141	25,814	26,758	22,666	30	5,614	363	1,094
Others	-	-	-	-	-	20,446	20,446	-	-
Total Consolidated				77,249	22,666	17,055	22,551	363	1,094

(1) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(2) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(3) In Meeting on May 31, 2012, the shareholders of RCI Brasil Leasing and CFI RCI Brasil, approved the merger of all shares of RCI Brasil Leasing the property of CFI RCI Brasil on the base date of March 31, 2012 so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil (Note 35.d).

(4) On June 29, 2012, the increase of capital of Santander Participações was approved of R$135,000, through the issue of new shares, subscribed and paid by Banco Santander as follows: R$69,163 in local currency and R$65,837 through the conference 366,182,675,000 shares of its wholly-owned subsidiary Webmotors S.A., transferring control to Santander Participações on the base date of April 30, 2012.

(5) Company incorporated by Santander Brasil Consórcio on July 31, 2012 (Note 35.b).
(6) Corporate restructuring in order to separate equity investments of entities that provide complementary services to the financial services conglomerate (Note 35.a).
(7) Investment acquired in March 2013 (Note 35.a).
(8) Investment acquired in January 2013 (Note 35.d).

(9) The capital of Santander Leasing was reduced without changing the number of shares issued in the amount of R$5,000,000, to be considered excessive to maintain its activities, according to article 173 of Law 6.404/1976 and under the AGE of the company, held on January 4, 2013 (Note 35.d).

(10) Banco Santander has increased the capital of MS Participações of R$40,000 in February, R$14,685 in May, R$6,000 in July and R$41,000 in August totaling an increase of R$101,685 in 2013 through the issue of new shares.

(11) On April 30, 2013, Webmotors S.A. was partially spun off to form a new company called Webcasas S.A. (Note 35.d).

(12) On June 28, 2013 were approved the capital increase of Webmotors S.A. in the amount of R$180,000, through the issue of 156,935,435 thousand shares representing 30% of all shares, which were subscribed and paid by the Carsales.com Investments PTY LTD. (Carsales) (Note 35.d). Although participation exceeds 50%, in accordance with the shareholders' agreement, Banco Santander and Carsales now joint control.

(13) In June 2013, Banco Santander endorsed R$95,000 and paid R$50,000 in the BW Guirapá I S.A.’s capital, the Company's purpose is to participate as a holder of 100% of subsidiaries capital : Central Eólica Angelical S.A., Central Eólica Caititu S.A., Central Eólica Coqueirinho S.A., Central Eólica Corrupião S.A., Central Eólica Inhambu S.A., Central Eólica Tamanduá Mirim S.A. and Central Eólica Teiu S.A.

(14) On May 30, 2013, Banco Santander published a Fact to inform the market about the sale of all shares issued by Santander Brasil Asset (Note 35.c).

15. Fixed Assets

				Bank
			09/30/2013	12/31/2012
	Cost	Depreciation	Net	Net
Real Estate	2,045,600	(463,839)	1,581,761	1,627,842
Land (1)	679,467	-	679,467	683,092
Buildings (1)	1,366,133	(463,839)	902,294	944,750
Others Fixed Assets	8,724,832	(4,320,951)	4,403,881	3,938,298
Installations, Furniture and Equipment (1)	2,072,012	(855,615)	1,216,397	1,142,929
Data Processing Equipment	2,103,074	(1,667,963)	435,111	489,012
Leasehold Improvements	2,710,904	(1,253,640)	1,457,264	1,288,268
Security and Communication Equipment	521,749	(310,702)	211,047	216,242
Others	1,317,093	(233,031)	1,084,062	801,847
Total	10,770,432	(4,784,790)	5,985,642	5,566,140

				Consolidated
			09/30/2013	12/31/2012
	Cost	Depreciation	Net	Net
Real Estate	2,054,144	(467,328)	1,586,816	1,628,576
Land (1)	680,958	-	680,958	684,245
Buildings (1)	1,373,186	(467,328)	905,858	944,331
Others Fixed Assets	9,022,537	(4,484,360)	4,538,177	3,973,510
Installations, Furniture and Equipment (1)	2,151,466	(899,319)	1,252,147	1,147,469
Data Processing Equipment	2,254,026	(1,753,815)	500,211	490,086
Leasehold Improvements	2,762,093	(1,277,898)	1,484,195	1,316,955
Security and Communication Equipment	526,318	(314,832)	211,486	216,491
Others	1,328,634	(238,496)	1,090,138	802,509
Total	11,076,681	(4,951,688)	6,124,993	5,602,086

(1) In the Bank and Consolidated in 2013, there were sales to the Building Fund of land amounting to R$3,626, buildings of R$5,748 and installations in the amount of R$6,576, totaling R$ 15,950 (Note 31).

16. Intangibles

				Bank
			09/30/2013	12/31/2012
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,012,090	(15,935,560)	10,076,530	12,804,269
Other Intangible Assets	6,953,637	(3,158,811)	3,794,826	4,197,188
Acquisition and Development of Software	3,963,765	(1,915,689)	2,048,076	2,137,460
Exclusivity Contracts for Provision of Banking Services	2,827,904	(1,213,171)	1,614,733	1,916,124
Others	161,968	(29,951)	132,017	143,604
Total	32,965,727	(19,094,371)	13,871,356	17,001,457

				Consolidated
			09/30/2013	12/31/2012
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,245,038	(15,962,184)	10,282,854	12,937,390
Other Intangible Assets	7,109,099	(3,208,658)	3,900,441	4,280,238
Acquisition and Development of Software	4,105,814	(1,963,715)	2,142,099	2,215,142
Exclusivity Contracts for Provision of Banking Services	2,827,903	(1,213,171)	1,614,732	1,916,124
Others	175,382	(31,772)	143,610	148,972
Total	33,354,137	(19,170,842)	14,183,295	17,217,628

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 10 years. A 10 year period is considered adequate to determine the economic value of a cash-generating unit, assuming continuity in levels of operating activity. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, we did not identify any impairment to goodwill in the tests carried out in 2013 and 2012.

17. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					09/30/2013	12/31/2012
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,771,461	-	-	-	14,771,461	13,680,737
Savings Deposits	31,259,233	-	-	-	31,259,233	26,856,910
Interbank Deposits	-	17,635,154	2,662,753	132,198	20,430,105	32,557,366
Time Deposits	245,862	19,506,649	11,236,846	50,339,530	81,328,887	82,872,313
Total	46,276,556	37,141,803	13,899,599	50,471,728	147,789,686	155,967,326
Current					97,317,958	104,628,175
Long-term					50,471,728	51,339,151

						Consolidated
					09/30/2013	12/31/2012
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,420,393	-	-	-	14,420,393	13,457,096
Savings Deposits	31,259,234	-	-	-	31,259,234	26,856,910
Interbank Deposits	-	697,339	1,709,928	1,347,602	3,754,869	3,392,498
Time Deposits	245,862	19,461,634	11,236,846	50,054,394	80,998,736	82,838,635
Total	45,925,489	20,158,973	12,946,774	51,401,996	130,433,232	126,545,139
Current					79,031,236	74,901,698
Long-term					51,401,996	51,643,441

b) Money Market Funding

						Bank
					09/30/2013	12/31/2012
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		31,684,798	10,279,668	28,927,279	70,891,745	61,977,204
Government Securities		29,326,925	25,762	-	29,352,687	25,215,393
Debt Securities in Issue		2,252,947	9,653,893	25,345,191	37,252,031	-
Others		104,926	600,013	3,582,088	4,287,027	36,761,811
Third Parties		17,879,141	-	-	17,879,141	9,146,494
Linked to Trading Portfolio Operations		9,159,067	1,280,504	-	10,439,571	8,529,982
Total		58,723,006	11,560,172	28,927,279	99,210,457	79,653,680
Current					70,283,178	52,185,328
Long-term					28,927,279	27,468,352

					Consolidated
				09/30/2013	12/31/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	18,876,697	10,000,089	26,027,951	54,904,737	56,654,803
Government Securities	16,608,947	25,762	-	16,634,709	20,356,214
Debt Securities in Issue	2,252,947	9,653,894	25,345,190	37,252,031	35,251,001
Others	14,803	320,433	682,761	1,017,997	1,047,588
Third Parties	12,449,992	-	-	12,449,992	7,343,777
Linked to Trading Portfolio Operations	9,159,067	1,280,504	-	10,439,571	8,529,982
Total	40,485,756	11,280,593	26,027,951	77,794,300	72,528,562
Current				51,766,349	45,349,856
Long-term				26,027,951	27,178,706

c) Funds from Acceptance and Issuance of Securities

					Bank
				09/30/2013	12/31/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	5,871,027	13,919,303	23,078,634	42,868,964	38,565,501
Real Estate Credit Notes - LCI (1)	4,027,013	9,604,623	909,951	14,541,587	11,236,842
Agribusiness Credit Notes - LCA (2)	586,416	892,756	8,785	1,487,957	2,008,472
Treasury Bills (3)	1,257,598	3,421,924	22,159,898	26,839,420	25,320,187
Securities Issued Abroad	919,264	5,040,540	11,781,026	17,740,830	15,298,438
Eurobonds	919,264	4,551,667	10,143,151	15,614,082	13,062,349
Securitization Notes - MT100 (4)	-	488,873	1,637,875	2,126,748	2,236,089
Total	6,790,291	18,959,843	34,859,660	60,609,794	53,863,939
Current				25,750,134	29,557,231
Long-term				34,859,660	24,306,708

					Consolidated
				09/30/2013	12/31/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	342,472	200,794	605,539	1,148,805	1,092,478
Debentures Resources (5)	-	200,268	-	200,268	160,508
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	5,992,354	14,466,037	24,209,653	44,668,044	39,742,267
Real Estate Credit Notes - LCI (1)	4,027,013	9,601,053	908,594	14,536,660	11,241,195
Agribusiness Credit Notes - LCA (2)	586,416	892,758	8,785	1,487,959	2,008,472
Treasury Bills (3)	1,378,925	3,972,226	23,292,274	28,643,425	26,492,600
Securities Issued Abroad	919,264	5,040,540	11,781,026	17,740,830	15,298,438
Eurobonds	919,264	4,551,667	10,143,151	15,614,082	13,062,349
Securitization Notes - MT100 (4)	-	488,873	1,637,875	2,126,748	2,236,089
Total	7,254,090	19,907,639	36,596,218	63,757,947	56,293,691
Current				27,161,729	30,225,949
Long-term				36,596,218	26,067,742
(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On September 30, 2013, have maturities between 2013 to 2020.

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed at 85.0% to 100.0% of CDI and September 30, 2013, have maturities between 2013 to 2014.

(3)The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2013, have a maturity between 2013 to 2018.

(4) Issuance of securities linked to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(5) Debentures issued by the subsidiary MS Participações Societarias S.A. in three series (November 2011 - R$82,122, March 2012 - R$47,592 and May 2012 - R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on August 21, 2013.

						Bank/Consolidated
				Interest Rate (p.a)	09/30/2013	12/31/2012
Eurobonds	Issuance	Maturity	Currency		Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	3,022,026	2,806,547
Eurobonds	March-11	March-14	US$	Libor + 2.1%	2,677,987	2,452,473
Eurobonds	April and November-10	April-15	US$	4.5%	1,906,282	1,740,005
Eurobonds	January and June-11	January-16	US$	4.3%	1,886,846	1,741,878
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,259,152	-
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	764,404	-
Eurobonds (2)	April-12	April-16	CHF	3.3%	376,084	343,275
Eurobonds (2)	June-11	December-14	CHF	3.1%	379,480	335,749
Eurobonds (2)	June-13	June-15	CHF	1.1%	310,502	-
Eurobonds	November-05	November-13	R$	17.1%	185,053	333,182
Others (2)					2,846,266	3,309,240
Total					15,614,082	13,062,349

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 the October the April 17, 2018 equal 7.0%p.a.

(2) Includes R$2,340,854(12/31/2012 - R$820,077) in cash flow hedge operations, R$1,259,152 indexed in Reais, R$928,402 indexed on foreign currency - Swiss Franc (12/31/2012 - R$679,025), R$98,035 in Chilean Peso (12/31/2012 - R$91,767) and R$55,265 in Iuan (12/31/2012 - R$49,285), and R$310,502 for market risk hedge operations indexed to foreign currency - Swiss Franc.

						Bank/Consolidated
					09/30/2013	12/31/2012
Securitization Notes - MT100	Issuance	Maturity	Currency	Interest Rate (p.a)(1)	Total	Total
2008-1 Series	May-08	March-15	US$	6.2%	141,189	212,565
2008-2 Series (2)	August-08	September-17	US$	Libor (6 Months) + 0.8%	892,290	820,758
2009-1 Series	August-09	September-14	US$	Libor (6 Months) + 2.1%	38,396	69,730
2009-2 Series	August-09	September-19	US$	6.3%	98,527	103,967
2010-1 Series	December-10	March-16	US$	Libor (6 Months) + 1.5%	398,421	513,993
2011-1 Series (3)	May-11	March-18	US$	4.2%	223,260	206,758
2011-2 Series (4)	May-11	March-16	US$	Libor (6 Months) + 1.4%	334,665	308,318
Total					2,126,748	2,236,089
(1) Charges payable semiannually.
(2) Notional is payable in 6 semiannual installments from March 2015 (the period of this series was extended by three years in August 2011).
(3) Notional will be paid in 9 semiannual installments from March 2014.
(4) Notional will be paid in 5 semiannual installments from March 2014.

d) Money Market Funding Expenses

						Bank
			07/01 to	01/01 to	07/01 to	01/01 to
			09/30/2013	09/30/2013	09/30/2012	09/30/2012
Time Deposits			1,607,563	4,245,687	1,441,959	5,167,089
Savings Deposits			449,855	1,217,316	366,141	1,125,051
Interbank Deposits			460,361	1,319,157	1,016,040	3,411,492
Money Market Funding			2,634,400	6,519,671	1,848,868	5,979,720
Others (1)			1,677,406	5,154,232	1,172,831	4,446,711
Total			6,829,585	18,456,063	5,845,839	20,130,063

					Consolidated
		07/01 to	01/01 to	07/01 to	01/01 to
		09/30/2013	09/30/2013	09/30/2012	09/30/2012
Time Deposits		1,601,394	4,233,897	1,441,797	5,170,098
Savings Deposits		449,855	1,217,316	366,141	1,125,051
Interbank Deposits		95,640	247,287	73,836	230,750
Money Market Funding		2,206,740	5,649,940	1,801,823	5,813,595
Technical Reserves for Insurance, Pension Plan and Capitalization Adjustment and Interest		24,434	69,047	22,577	71,469
Others (1)		1,766,907	5,384,254	1,252,088	4,652,907
Total		6,144,970	16,801,741	4,958,262	17,063,870
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				09/30/2013	12/31/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	10,061	38,144	35,377	83,582	122,284
Foreign Borrowings	5,397,879	10,634,124	1,297,682	17,329,685	15,879,094
Import and Export Financing Lines	4,523,449	10,118,199	1,253,001	15,894,649	15,018,999
Other Credit Lines	874,430	515,925	44,681	1,435,036	860,095
Domestic Onlendings	758,312	2,336,472	7,369,802	10,464,586	9,384,621
Foreign Onlendings	-	19,402	-	19,402	40,764
Total	6,166,252	13,028,142	8,702,861	27,897,255	25,426,763
Current				19,194,394	18,562,936
Long-term				8,702,861	6,863,827

					Consolidated
				09/30/2013	12/31/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	10,061	42,663	35,377	88,101	122,284
Foreign Borrowings	5,439,620	10,634,124	1,297,682	17,371,426	15,879,094
Import and Export Financing Lines	4,565,189	10,118,199	1,253,001	15,936,389	15,018,999
Other Credit Lines	874,431	515,925	44,681	1,435,037	860,095
Domestic Onlendings	758,312	2,336,472	7,369,802	10,464,586	9,384,621
Foreign Onlendings	-	19,402	-	19,402	40,764
Total	6,207,993	13,032,661	8,702,861	27,943,515	25,426,763
Current				19,240,654	18,562,936
Long-term				8,702,861	6,863,827

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2014 (12/31/2012 - through 2013) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.8% p.a. to 21.3% p.a. (12/31/2012 - 0.7% p.a. to 11.4% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. (12/31/2012 - 1.5% p.a.), plus exchange rate change falling due through up to 2014 (12/31/2012 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

				Bank		Consolidated
			09/30/2013	12/31/2012	09/30/2013	12/31/2012
Provision for Tax Risks and Legal Obligations (Note 21.b)			10,876,032	9,636,920	13,391,285	11,781,786
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 21.i)			840,167	814,160	1,008,891	978,083
Deferred Tax Liabilities			1,041,761	1,611,893	2,055,404	3,416,389
Provision for Taxes and Contributions on Income			-	-	256,313	-
Taxes Payable			257,273	337,250	293,686	655,775
Total			13,015,233	12,400,223	17,005,579	16,832,033
Current			870,016	9,093,831	1,935,094	11,555,347
Long-term			12,145,217	3,306,392	15,070,485	5,276,686

Nature and Origin of Deferred Tax Liabilities

						Bank
			12/31/2012	Recognition	Realization	09/30/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)			840,748	8,258	(8,258)	840,748
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			693,259	-	(524,434)	168,825
Excess Depreciation of Leased Assets			77,310	-	(47,406)	29,904
Others			576	1,708	-	2,284
Total			1,611,893	9,966	(580,098)	1,041,761

						Consolidated
			12/31/2012	Recognition	Realization	09/30/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)			843,611	20,094	(8,257)	855,448
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			1,097,209	3,360	(923,901)	176,668
Excess Depreciation of Leased Assets			1,474,831	46,346	(522,763)	998,414
Others			738	39,246	(15,110)	24,874
Total			3,416,389	109,046	(1,470,031)	2,055,404
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

19. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Minimum Capital for calculating operating limits.

						Bank/Consolidated
					09/30/2013	12/31/2012
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 Million	105.0% CDI	3,228,627	3,048,617
Subordinated Deposit Certificates	October-06	September-16	R$850 Million	104.5% CDI	1,746,222	1,649,313
Subordinated Deposit Certificates	July-07	July-14	R$885 Million	104.5% CDI	1,644,818	1,553,537
Subordinated Deposit Certificates	July-06 to October-06	July-16 to July-18	R$447 Million	104.5% CDI	947,920	895,314
Subordinated Deposit Certificates	January-07	January-14	R$250 Million	104.5% CDI	496,670	469,107
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 Million	CDI (2)	99,080	461,792
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 Million	IPCA (3)	355,092	494,490
Subordinated Deposit Certificates	November-08	November-14	R$100 Million	120.5% CDI	172,064	161,101
Subordinated Deposit Certificates	April-08	April-13	R$600 Million	100% CDI + 1.3%	-	1,010,620
Subordinated Deposit Certificates	April-08	April-13	R$555 Million	100% CDI + 1.0%	-	929,321
Subordinated Deposit Certificates	January-07	January-13	R$300 Million	104.0% CDI	-	561,379
Subordinated Deposit Certificates	February-08	February-13	R$85 Million	IPCA +7.9%	-	159,817
Total					8,690,493	11,919,151
Current					2,141,488	3,727,745
Long Term					6,549,005	8,191,406
(1) Subordinated Deposit Certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of CDI.
(3) Indexed to the extended IPCA plus interest of 8.3% p.a. to 8.4% p.a.

20. Other Payables - Other

		Bank		Consolidated
		12/31/2012		12/31/2012
	09/30/2013	Adjusted	09/30/2013	Adjusted
Provision Technical for Capitalization Operations	-	-	1,667,722	1,625,144
Payables for Credit Cards	12,460,437	12,696,600	12,460,454	12,696,600
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 21.b)	3,305,669	4,019,530	3,503,490	4,229,931
Employee Benefit Plans (Note 33) (1) (2)	2,987,908	5,334,740	3,079,163	5,353,120
Payables for Acquisition of Assets and Rights (3)	442,222	39,217	442,222	39,217
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 21.i)	6,819	13,311	6,819	13,311
Accrued Liabilities
Personnel Expenses	1,382,912	1,219,567	1,488,452	1,311,058
Administrative Expenses	166,747	186,300	235,814	233,105
Others Payments	144,039	177,992	223,631	210,597
Creditors for Unreleased Funds	729,072	615,274	729,072	615,274
Provision of Payment Services	160,758	176,583	160,758	176,583
Agreements with Official Institutions	93,473	-	93,473	-
Suppliers	184,895	209,690	630,693	283,470
Others	2,142,269	1,826,094	2,661,267	2,206,336
Total	24,207,220	26,514,898	27,383,030	28,993,746
Current	19,868,682	19,062,002	22,601,638	21,254,301
Long-term	4,338,538	7,452,896	4,781,392	7,739,445
(1) Includes adjustments of plan benefits to employees (adoption new version of CPC 33), as mentioned in Note 3.l.

(2) The reduction in the value September 30, 2013 compared to December 31, 2012, was due to the increase in the discount rate applied to the update of the benefit plans and the plans' assets most significant and sponsored by Banco Santander (Banesprev II, V, Pré-75 e Cabesp).

(3) Refers basically to export note loan operations in the amount of R$422,991 (12/31/2012 - R$20,435).

21. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on September 30, 2013 and December 31, 2012 no contingent assets were accounted. (Note 3.n).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	09/30/2013	12/31/2012	09/30/2013	12/31/2012
Reserve for Tax Contingencies and Legal Obligations (Note 18)	10,876,032	9,636,920	13,391,285	11,781,786
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 20)	3,305,669	4,019,530	3,503,490	4,229,931
Labor	1,795,838	2,538,878	1,852,697	2,612,378
Civil	1,509,831	1,480,652	1,650,793	1,617,553
Total	14,181,701	13,656,450	16,894,775	16,011,717

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			09/30/2013			09/30/2012
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	9,636,920	2,538,878	1,480,652	7,766,647	3,261,334	1,365,778
Recognition Net of Reversal (1)	845,837	232,232	424,137	978,782	677,974	322,803
Inflation Adjustment	441,679	148,452	92,842	450,048	169,065	85,695
Write-offs Due to Payment (2)	(48,404)	(1,123,724)	(487,800)	(13,227)	(1,535,791)	(298,767)
Others	-	-	-	(15,097)	(4,873)	4,873
Balance at End	10,876,032	1,795,838	1,509,831	9,167,153	2,567,709	1,480,382
Escrow Deposits - Other Receivables	842,383	335,646	110,010	848,235	790,190	130,017
Escrow Deposits - Securities	23,470	12,704	721	21,054	57,592	1,724
Total Escrow Deposits (3)	865,853	348,350	110,731	869,289	847,782	131,741

						Consolidated
			01/01 to			01/01 to
			09/30/2013			09/30/2012
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	11,781,786	2,612,378	1,617,553	9,742,170	3,337,704	1,468,490
Recognition Net of Reversal (1)	1,130,854	255,893	527,727	1,232,908	743,084	436,588
Inflation Adjustment	530,682	154,153	102,809	566,977	175,141	95,745
Write-offs Due to Payment (2)	(52,235)	(1,169,421)	(597,296)	(14,820)	(1,609,201)	(383,625)
Others	198	(306)	-	3,640	(4,873)	4,873
Balance at End	13,391,285	1,852,697	1,650,793	11,530,875	2,641,855	1,622,071
Escrow Deposits - Other Receivables	2,000,723	346,693	120,715	1,724,327	815,709	158,783
Escrow Deposits - Securities	24,227	12,704	721	27,525	57,592	1,724
Total Escrow Deposits (3)	2,024,950	359,397	121,436	1,751,852	873,301	160,507

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) In 2012, includes payments for labor, regarding the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Parallel to this, Banco Santander has acted strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.

(3) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and / or remote and appeal deposits.

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Banco Santander has the policy to accrue the full amount of stock whose valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The main legal and administrative proceedings related to legal obligations, tax and social security, are described below:

PIS and Cofins - R$8,919,387 Bank and R$10,041,468 Consolidated (12/31/2012 - R$7,836,446 Bank and R$8,753,673 Consolidated): the Bank Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9.718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court (STF) decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$467,852 Bank and R$1,295,170 Consolidated (12/31/2012 - R$448,624 in the Bank and R$1,160,184 in the Consolidated): the Banco Santander and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law 11.727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal counsel as probable loss.

The matters in dispute refer to the following:

CSLL - Equal Tax Treatment - R$3,570 Bank and R$52,134 Consolidated (12/31/2012 - R$3,519 Bank and R$50,667 Consolidated): the Banco Santander and its companies filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$493,203 Bank and R$514,405 Consolidated (12/31/2012 - R$425,204 Bank and R$442,946 Consolidated): the Banco Santander and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$362,989 Bank and R$382,914 Consolidated (12/31/2012 - R$330,090 Bank and R$349,855 Consolidated): the Banco Santander and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Provisions for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies Civil, Labor, Tax and Security Social Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$10.5 billion, main processes being:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of September 30, 2013 amounts related to these claims are approximately R$598 million each.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees -The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group.

The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. In relation to the period 2004, we had new decision favorable to CARF, which can still be appealed. Proceedings related to tax years 2003 to 2006 are ongoing and as of September 30, 2013 amounts related to this period are approximately R$140 million.

Credit Losses - The Banco Santander and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of September 30, 2013 the amount related to this challenge is approximately R$583 million.

CSLL - Anteriority - Lawsuit regarding the difference from CSLL tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

INSS on Profits or Results (PLR) - The Bank and the subsidiaries are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2013 amounts related to these proceedings totaled approximately R$1,041 million.

IRPJ and CSLL - Capital gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A. successor company ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A e Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Bank Santander is responsible for any adverse outcome in this process as Controlling Stockholders Zurich Santander Brasil Seguros e Previdência S.A. On September, 30, 2013, the value was approximately R$230 million.

The labor claims with classification of possible loss totaled R$0.1 billion, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired an May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$0.5 billion.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts R$840,167, R$3,835 and R$2,984 (12/31/2012 - R$814,160, R$10,078 and R$3,233) in the Bank and R$1,008,891, R$3,835 and R$2,984 (12/31/2012 - R$978,083, R$10,078 and R$3,233) in the Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 20) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

22. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			09/30/2013			12/31/2012
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	19,030,307	18,705,661	37,735,968	18,079,891	17,841,646	35,921,537
Foreign Residents	193,811,425	167,496,724	361,308,149	194,761,841	168,360,739	363,122,580
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury Shares	(912,695)	(829,723)	(1,742,418)	(568,882)	(517,166)	(1,086,048)
Total Outstanding	211,929,037	185,372,662	397,301,699	212,272,850	185,685,219	397,958,069

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						09/30/2013
		In Thousands		Brazilian Reais per Thousand Shares/Units
		of Brazilian Reais		Common	Preferred	Units
Interest on Capital (1) (4)			300,000	0.7200	0.7921	79.2055
Interim Dividends (2) (5)			650,000	1.5603	1.7163	171.6337
Interim Dividends (3) (6)			450,000	1.0821	1.1904	119.0365
Total Accumulated as of September 30, 2013			1,400,000
(1) Established by the Board of Directors in March 2013, common shares - R$0.6120, preferred shares - R$0.6732 and Units - R$67.3247, net of taxes.
(2) Established by the Board of Directors in June 2013.
(3) Established by the Board of Directors in September 2013.
(4) The amount of interest on capital will be fully attributed to the mandatory dividend for the year 2013 and were paid on August 29, 2013, without monetary compensation.
(5) The amount of interim dividends will be fully attributed to complementary dividends for the year 2013 and were paid on August 29, 2013 without any monetary compensation

(6) The amount of interim dividends, R$144,473 will be fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 will be attributed to complementary dividends for the year 2013 and both will be paid from September 26, 2014, without any compensation to monetary.

						09/30/2012
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Interest on Capital (1) (4)			400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)			490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (4)			410,000	0.9842	1.0827	108.2708
Interest on Capital (3) (4)			170,000	0.4081	0.4489	44.8927
Interim Dividends (6) (7)			350,000	0.8402	0.9243	92.4273
Intercalary Dividends (6) (8)			150,000	0.3601	0.3961	39.6117
Total Accumulated as of September 30, 2012			1,970,000
(1) Established by the Board of Directors in March 2012, common shares - R$0.8160, preferred shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June 2012.
(3) Established by the Board of Directors in June 2012, common shares - R$0.3469, preferred shares - R$0.3816 and Units - R$38.1589, net of taxes.

(4) The amount of intercalary dividends and interest on capital were allocated entirely to the mandatory distribution of income for the year 2012 and was paid on August 29, 2012, without any compensation to monetary.

(5) The amount of interim dividends shall be attributed entirely to the supplementary dividend for the year 2012 and was paid on August 29, 2012, without any monetary compensation.
(6) Established by the Board of Directors in September 2012.
(7) The amount of interim dividends were attributed to the supplementary dividend for the year 2012 and was paid on February 26, 2013, without any compensation to monetary.
(8) The amount of intercalary dividends were attributed entirely to the mandatory dividend for the year 2012 and was paid on February 26, 2013, without any compensation to monetary.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

At the meeting held on July 29, 2013, the Board of Directors decided to approve the renewal, for one more year, the buyback program certificate of deposit of shares (Units) approved on August 24, 2013 up to August 24, 2014.

The current Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 76,008,403 Units, representing 4,180,462,165 common shares and 3,800,420,150 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding approximately 2% of the total share capital of the Bank.

In 2013, 4,381,400 Units were acquired, 2,012,419 Units paid as Bonus and Long-Term Incentive Plan – Local and 5,600 treasury shares were sold. The balance accumulated of treasury shares on September 30, 2013, amounting to 10,973,799 Units (12/31/2012 – 8,610,418) equivalent to R$164,150 (12/31/2012 – R$134,371). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.36, R$14.95 and R$18.52. In 2013 was acquired 3,887,755 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 5,620,655 ADRs, in the current amount of R$92,293 (12/31/2012 - R$36,191). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$5.86, US$7.35 and US$10.21. The market value of these shares on September 30, 2013 was R$14.94 per Unit and US$6.90 per ADR.

Additionally, for the period ended September 30, 2013, treasury shares were traded, refer to the services of a (market maker) that resulted in a loss of R$716 (12/31/2012 - R$41) recorded directly in stockholders' equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$3,693 (12/31/2012 - R$35,081). In the third quarter of 2013, were realized results in the amounting of R$137,719 and accumulated in the period of R$479,673, represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - in the third quarter R$6,809 and accumulated in the period R$19,177).

23. Operational Ratios

Financial institutions are required to maintain Regulatory Capital consistent with their risk activities, higher to the minimum of 11% of Required Capital represented by the sum of all credit risk, market risk and operational risk. In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules will be repealed by Resolution 4.192/2013 which will take effect from 1st October 2013. This resolution states that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. Index is calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	09/30/2013	12/31/2012
Tier I Regulatory Capital	64,585,813	65,213,301
Tier II Regulatory Capital	2,692,424	5,069,813
Regulatory Capital (Tier I and II)	67,278,237	70,283,114
Required Regulatory Capital	35,773,385	37,131,442
Portion of Credit Risk (2)	32,184,257	32,409,974
Market Risk Portions (3)	1,900,141	2,951,238
Operational Risk Portion	1,688,987	1,770,230
Basel II Ratio (4)	20.7	20.8
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3.644 of March 4, 2013, which revoked Bacen Circular 3.563/2011. The main changes were in line of real estate loans, with the change in weight depending of the amount financed (LTV), payroll loans with change in aggregate weight of 300% to 150% and the segregated weight of 75% for large companies and other wallets with change of billing.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

(4) Excluding the effect of goodwill on the merger of shares in Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, the Basel ratio is 18.2% (12/31/2012 - 17.7%).

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On September 30, 2013 and December 31, 2012, Banco Santander classifies for said index.

24. Related Parties

a) Key Management Personnel Compensation

The Meeting of the Board of Directors of the Bank held on February 27, 2013, approved a favorable recommendation of the Compensation Committee and Nominating the proposed overall management compensation (Board of Directors and Executive Board) for the year 2013 in the amount of R$300,000, covering the fixed, variable and equity-based and other benefits. The proposed is subject of deliberation at the General Meeting (AGO) to be held on April 29, 2013.

a.1) Long Term Benefits

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 33.e).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Fixed Compensation	13,367	35,469	12,067	35,158
Variable Compensation	26,905	81,817	19,755	88,603
Others	4,805	10,845	3,264	9,464
Total Short-Term Benefits	45,077	128,131	35,086	133,225
Shares Based Payments (1)	8,328	22,739	5,785	27,951
Total Long-Term Benefits	8,328	22,739	5,785	27,951
Total (2)	53,405	150,870	40,871	161,176
(1) On May 02, 2013, the Bank launched a new plan for shares based compensation for executives (SOP 2013) in line with the National Monetary Council Resolution 3.921/2010.(Note 33.e).

(2) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the third quarter of 2013 were paid to the Directors of Santander Brasil Asset the amount of R$123 (2012 - R$932) and the accumulated period the value of R2,238 (2012 - R$ 3,010) excluding charges.

Additionally, in the third quarter of 2013, charges were collected on management compensation in the amount of R$13,131 (2012 - R$6,969) and accumulated in the period the value of R$33,043 (2012 - R $ 25,542).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

	09/30/2013
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	61,350,950	28.9%	51,153,553	27.6%	112,504,503	28.3%
Sterrebeeck B.V.(1)	99,527,083	47.0%	86,492,330	46.7%	186,019,413	46.8%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	172,318	0.1%	157,780	0.1%	330,098	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,672,022	23.9%	47,568,999	25.7%	98,241,021	24.7%
Total	211,929,037	100.0%	185,372,662	100.1%	397,301,699	100.0%
Treasury Shares	912,695		829,723		1,742,418
Total	212,841,732		186,202,385		399,044,117

	12/31/2012
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
GES(1)	61,606,700	29.0%	51,386,053	27.7%	112,992,753	28.4%
Sterrebeeck B.V. (1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
SIH (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	173,703	0.1%	159,213	0.1%	332,916	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,758,700	23.9%	47,647,623	25.6%	98,406,323	24.7%
Total	212,272,850	100.0%	185,685,219	100.0%	397,958,069	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1) According to Incorporate Strategic Partner in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of Convertible Bonds, regarding the subscription and payment by QHL the amount of US$2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float. On September 30, 2013, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

d.2) Banco Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of CVM Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was a result of the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2011, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Banco Santander Spain in October, 2010, on maturity and as provided in such bonds.

d.3) Extension of Time to Reach the Minimum Percentage of Outstanding Shares (Free Float) of 25%

On October 10 and 11, 2013 were published Notices to the Market in order to inform to the shareholders that on October 08, 2013 the BM&FBovespa granted the claim by Banco Santander and its majority shareholders to (i) prorogate the period for reaching the minimum free float, until October 7, 2014; and (ii) to reduce the actual free float, of 24.6%, down to 22.5%, exclusively in the context of: (a)the Buyback Program of depositary share certificates (“Units”) or American Depositary Receipts (“ADRs”); and (b)acquisitions abroad, by Banco Santander, S.A., or an affiliated entity of the economic group, of ADRs issued by the Company. Such authorization does not interfere in the obligation undertook by Banco Santander to reach a free float of 25% until October 7, 2014, as set forth in the Agreement for Adoption of Corporate Governance Level 2 Practices.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

					Bank
	Assets (Liabilities)				Income (Expenses)
			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	12/31/2012	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Cash	315,779	81,342	-	-	-	-
Banco Santander Espanha (3)	313,937	80,152	-	-	-	-
Banco Santander Totta, S.A. (5)	1,842	1,139	-	-	-	-
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (5)	-	51	-	-	-	-
Interbank Investments	35,632,240	38,262,832	723,816	2,097,583	1,020,928	3,127,781
Aymoré CFI (4)	27,736,231	29,258,507	703,717	2,046,198	1,004,612	3,075,860
Banco Santander Espanha (1) (3)	7,208,800	7,939,110	3,453	11,390	2,132	4,945
CFI RCI Brasil (6)	687,209	1,065,215	16,647	39,992	14,184	46,819
Others	-	-	(1)	3	-	157
Securities	37,775,795	35,767,196	775,065	2,008,599	709,167	2,226,234
Santander Leasing (4)	37,775,795	35,767,196	775,065	2,008,599	709,167	2,226,234
Derivatives Financial Instruments - Net	(504,481)	(755,678)	(57,710)	299,939	(114,864)	(287,527)
Santander Benelux, S.A., N.V. (Santander Benelux) (5)	(116,517)	(399,110)	143,300	371,515	25,433	146,781
Banco Bandepe (4)	(314,001)	-	(147,302)	(147,302)	-	-
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (5)	(143,480)	(275,310)	(59,617)	(49,239)	(98,942)	(369,684)
Abbey National Treasury Services Plc (Abbey National Treasury) (5)	(34,040)	(68,552)	(8,249)	36,474	(21,175)	(40,469)
Banco Santander Espanha (3)	36,580	(13,316)	11,703	11,946	(20,231)	(24,639)
Santander FI Amazonas (4)	18,334	-	6,097	(4,803)	-	-
Santander Paraty Qif PLC (4)	(7,716)	-	-	-	-	-
Santander FI Diamantina (4)	55,867	(9)	(3,651)	81,363	-	-
Others	492	619	9	(15)	51	484
Credit Operations	415,789	508,714	481	1,701	-	-
Cibrasec (4)	415,789	508,714	481	1,701	-	-
Dividends and Bonuses Receivables	281	50,814	11,421	184,399	360,704	409,081
Santander Brasil Asset (4)	-	-	-	-	2,600	8,020
Banco Bandepe (4)	-	-	-	59,800	95,000	130,000
Santander Leasing (4)	-	-	-	106,468	259,294	259,294
CFI RCI Brasil (6)	-	21,407	-	-	-	-
CRV DTVM (4)	281	-	330	940	310	957
Sancap (4)	-	27,757	-	-	-	-
Santander CCVM (4)	-	-	2,600	8,700	3,500	10,810
Others	-	1,650	8,491	8,491	-	-
Trading Account	134,915	489,795	837	3,350	2,238	2,401
Santander Benelux (5)	99,815	317,233	18	158	127	290
Abbey National Treasury (5)	-	34,024	-	23	-	-
Banco Santander Espanha (3)	35,100	138,538	819	3,169	2,111	2,111
Foreign Exchange Portfolio - Net	(68,797)	(132,647)	(85,256)	(166,592)	49,733	172,805
Banco Santander Espanha (3)	(68,797)	(132,647)	(85,256)	(166,592)	49,733	172,805

Receivables from Affiliates	392,794	224,166	174,570	513,613	157,688	449,936
Zurich Santander Brasil Seguros e Previdência S.A. (7)	291,243	134,046	1,630	4,667	5	30
Santander Capitalização (4)	16,605	14,675	51,559	153,637	45,951	138,438
Zurich Santander Brasil Seguros S.A. (7)	75,796	75,445	-	-	-	-
Aymoré CFI (4)	-	-	83,866	236,450	71,799	199,126
Santander Leasing (4)	-	-	8,566	31,986	13,282	47,354
Others	9,150	-	28,949	86,873	26,651	64,988
Other Receivables - Other	287,700	183,243	11,185	27,964	3,524	7,885
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign) (4)	267,357	164,698	-	-	-	-
Banco Santander Espanha (3)	1,349	17,032	191	191	(356)	296
CFI RCI Brasil (6)	-	-	780	2,047	2,845	4,563
Santander Capitalização (4)	764	1,407	(846)	2,497	816	2,448
Santander Paraty (4)	18,030	-	10,086	20,109	-	-
Aymoré CFI (4)	37	-	342	1,170	102	407
Others	163	106	632	1,950	117	171
Deposits	(20,880,277)	(32,630,119)	(470,452)	(1,325,570)	(1,019,092)	(3,399,627)
Santander Leasing (4)	(17,943,310)	(28,326,282)	(373,216)	(1,103,661)	(688,592)	(2,318,208)
Banco Santander Espanha (3)	(992)	(4,887)	-	-	(9,541)	(26,224)
Aymoré CFI (4)	(1,327,442)	(2,932,218)	(58,888)	(133,090)	(298,224)	(982,636)
Banco Bandepe (4)	(531,933)	(721,166)	(12,776)	(42,072)	(13,460)	(50,313)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(59,629)	(29,190)	-	-	-	-
Santander Brasil Gestão de Recursos Ltda(5)	(11,244)	-	(233)	(233)	-	-
Fundo de Investimento Santillana (5)	(252,736)	(239,067)	(13,983)	(22,316)	(4,530)	(9,535)
Others	(764,235)	(377,309)	(11,589)	(24,431)	(4,745)	(12,711)
Repurchase Commitments	(21,421,471)	(7,125,118)	(428,373)	(871,483)	(49,789)	(173,597)
Fundo de Investimento Santillana (5)	-	-	-	-	-	(1,922)
Santander Brasil Advisory (4)	(11,757)	(11,810)	(242)	(636)	(321)	(1,710)
Santander Getnet (4)	(32,982)	-	(613)	(1,169)	-	-
Webmotors S.A. (8)	(16,849)	(44,730)	(366)	(1,291)	(969)	(3,115)
Santander Brasil Consórcio (4)	(60,949)	(97,676)	(1,074)	(4,135)	(3,615)	(11,456)
Isban Brasil S.A. (5)	(2,654)	-	(216)	(571)	(847)	(3,341)
Produban Informática S.A. (5)	(218)	-	(17)	(191)	(523)	(1,843)
Santander FI Amazonas (4)	(132,698)	-	(2,100)	(2,335)	-	-
Santander FI Financial (4)	(6,724,979)	(6,342,285)	(142,135)	(364,830)	(8,688)	(45,291)
Santander Leasing (4)	(14,019,116)	-	(273,239)	(468,347)	(18,971)	(64,273)
Bandepe (4)	(56,344)	(133,309)	(1,376)	(6,192)	(1,041)	(4,140)
Webcasas S.A. (4)	(20,420)	-	(475)	(863)	-	-
Santander CCVM (4)	(109,516)	(185,653)	(2,299)	(7,457)	(3,132)	(9,994)
Santander Participações (4)	(70,079)	(293,404)	(1,455)	(7,340)	(9,391)	(20,594)
Santander FI SBAC (4)	(158,714)	-	(2,692)	(5,273)	-	-
Others	(4,196)	(16,251)	(74)	(853)	(2,291)	(5,918)
Borrowings and Onlendings	(73,535)	(161,698)	(1,557)	(7,053)	(1,558)	(6,595)
Banco Santander Espanha (3)	(61,775)	(156,063)	(1,551)	(6,932)	(1,719)	(6,595)
Banco Santander S.A. (Uruguay) (5)	(11,689)	(5,239)	-	-	-	-
Others	(71)	(396)	(6)	(121)	161	-
Dividends and Bonuses Payables	(338,280)	(766,086)	-	-	-	-
Sterrebeeck B.V. (3)	(210,661)	(529,278)	-	-	-	-
GES (5)	(127,282)	(236,246)	-	-	-	-
SIH (5)	(224)	-	-	-	-	-
Others	(113)	(562)	-	-	-	-

Payables from Affiliates	(48,256)	(18,013)	(84,946)	(249,166)	(70,655)	(207,029)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (5)	-	-	(1,474)	(4,638)	(1,972)	(4,631)
Isban Brasil S.A. (5)	(30,851)	-	(25,474)	(71,090)	(23,557)	(67,568)
Produban Informática S.A. (5)	-	-	(40,032)	(113,450)	(35,708)	(105,713)
Konecta Brazil Outsourcing Ltda (5)	-	-	(4,847)	(4,847)	-	-
Microcrédito (4)	(1,967)	(3,006)	(8,104)	(25,113)	(7,648)	(23,578)
Banco Santander Espanha (3)	(1,226)	(2,137)	(140)	(436)	-	-
Santander Getnet (4)	(13,385)	(9,240)	(3,939)	(20,639)	-	-
Others	(827)	(3,630)	(936)	(8,953)	(1,770)	(5,539)
Donations	-	-	(9,474)	(20,477)	(9,000)	(17,648)
Santander Cultural	-	-	(2,062)	(3,467)	(3,421)	(3,421)
Fundação Sudameris	-	-	(6,000)	(12,000)	(5,000)	(10,000)
Fundação Santander	-	-	(1,367)	(2,734)	(8)	(3,008)
Instituto Escola Brasil	-	-	(45)	(2,276)	(571)	(1,219)
Other Payables - Other	(2,720,008)	(2,237,497)	(79,929)	(224,629)	(49,253)	(144,981)
Banco Santander Espanha (3)	(1,630)	(1,321)	(14,213)	(45,507)	(14,171)	(43,317)
Brazil Foreign (4)	(2,126,749)	(2,236,089)	(13,978)	(43,425)	(15,904)	(47,080)
TecBan (8)	-	-	(28,114)	(82,423)	-	-
Ingenieria de Software Bancário, S.L. (Ingeniería) (5)	-	-	(16,916)	(34,188)	(6,728)	(19,697)
Produban Servicios (5)	-	-	(5,461)	(15,113)	(5,623)	(13,592)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(3,991)	-	-	-	-	-
Santander Brasil Gestão de Recursos Ltda (5)(9)	(587,512)	-	-	-	-	-
Santander Getnet (4)	-	-	-	-	-	-
Aquanima Brasil Ltda. (5)	-	-	-	-	(5,375)	(16,125)
Others	(126)	(87)	(1,247)	(3,973)	(1,452)	(5,170)

						Consolidated
	Assets (Liabilities)				Income (Expenses)
			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	12/31/2012	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Cash	315,779	84,217	-	-	-	-
Banco Santander Espanha (3)	313,937	83,027	-	-	-	-
Banco Santander Totta, S.A. (5)	1,842	1,139	-	-	-	-
Others	-	51	-	-	-	-
Interbank Investments	8,766,136	9,445,842	3,714	12,098	539	6,763
Banco Santander Espanha (3) (9)	8,766,136	9,445,842	3,714	12,098	539	6,763
Derivatives Financial Instruments - Net	(213,235)	(745,616)	62,661	343,649	(113,697)	(289,764)
Santander Benelux (5)	(116,517)	(399,110)	143,300	371,515	25,433	146,781
Fundo de Investimento Santillana (5)	(143,480)	(275,310)	(59,617)	(49,239)	(98,942)	(369,684)
Abbey National Treasury (5)	(34,040)	(68,552)	(8,249)	36,474	(21,175)	(40,469)
Others	80,802	(2,644)	(12,773)	(15,101)	(19,013)	(26,392)
Trading Account	134,915	489,795	(1,433)	3,350	2,238	2,401
Banco Santander Espanha (3)	35,100	138,538	(1,614)	3,169	2,111	2,111
Abbey National Treasury (5)	-	34,024	23	23	-	-
Santander Benelux (5)	99,815	317,233	158	158	127	290
Foreign Exchange Portfolio - Net	(68,797)	(132,647)	(85,256)	(166,592)	49,733	172,805
Banco Santander Espanha (3)	(68,797)	(132,647)	(85,256)	(166,592)	49,733	172,805
Receivables from Affiliates	370,198	210,330	12,884	53,995	16,555	57,010
Zurich Santander Brasil Seguros e Previdência S.A. (7)	293,079	134,885	4,365	30,101	9,132	35,578
Zurich Santander Brasil Seguros S.A. (7)	75,796	75,445	7,969	22,943	7,154	20,163
Others	1,323	-	550	951	269	1,269

Other Receivables - Other	(1,532)	32,656	21,276	69,352	21,212	66,134
Banco Santander Espanha (3)	1,349	15,526	192	192	(356)	296
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(2,881)	17,068	21,074	69,077	21,501	65,717
Others	-	62	10	83	67	121
Deposits	(478,746)	(430,670)	(16,318)	(27,163)	(15,275)	(37,841)
Banco Santander Espanha (3)	(992)	(14,782)	-	-	(9,542)	(26,224)
Zurich Santander Brasil Seguros S.A. (7)	(3,895)	-	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(59,629)	(29,190)	-	-	-	-
Isban Brasil S.A. (5)	(50,965)	(98,324)	(1,052)	(2,302)	(512)	(1,058)
Santander Brasil Gestão de Recursos Ltda (5)	(11,244)	-	(233)	(233)	-	-
Central Eolica Santo Antonio de Padua Ltda (4)	(7,672)	-	-	-	-	-
Central Eolica São Cristovão Ltda (4)	(14,045)	-	(8)	(8)	-	-
Central Eolica São Jorge Ltda (4)	(12,864)	-	-	-	-	-
Fundo de Investimento Santillana (5)	(252,736)	(239,067)	(13,983)	(22,316)	(4,530)	(9,535)
Others	(64,704)	(49,307)	(1,042)	(2,304)	(691)	(1,024)
Repurchase Commitments	(5,314)	-	(278)	(811)	(1,372)	(7,139)
Fundo de Investimento Santillana (5)	-	-	-	-	-	(1,922)
Produban Informática S.A. (5)	(218)	-	(17)	(191)	(523)	(1,843)
Isban Brasil S.A. (5)	(2,654)	-	(216)	(571)	(847)	(3,341)
Santander Brasil Gestão de Recursos Ltda (5)	(2,043)	-	(42)	(42)	-	-
Others	(399)	-	(3)	(7)	(2)	(33)
Borrowings and Onlendings	(115,587)	(161,698)	(1,555)	(6,936)	(1,558)	(6,595)
Banco Santander Espanha (3)	(103,827)	(156,063)	(1,555)	(6,936)	(1,719)	(6,595)
Others	(11,760)	(5,635)	-	-	161	-
Donations	-	-	(9,854)	(23,282)	(6,400)	(17,648)
Instituto Escola Brasil	-	-	(45)	(2,276)	(571)	(1,219)
Fundacao Real	-	-	(1,367)	(2,734)	(8)	(3,008)
Fundação Sudameris	-	-	(6,000)	(12,000)	(5,000)	(10,000)
Santander Cultural	-	-	(2,442)	(6,272)	(821)	(3,421)

						Consolidated
	Assets (Liabilities)				Income (Expenses)
			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	12/31/2012	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Dividends and Bonuses Payables	(338,280)	(766,086)	-	-	-	-
Sterrebeeck B.V. (3)	(210,661)	(529,278)	-	-	-	-
GES (5)	(127,282)	(236,246)	-	-	-	-
Others	(337)	(562)	-	-	-	-
Payables from Affiliates	(33,681)	(2,255)	(100,495)	(219,430)	(76,504)	(196,520)
Banco Santander Espanha (3)	(1,296)	(2,223)	(142)	(555)	-	-
Produban Servicios (5)	-	-	(1,474)	(4,638)	(1,972)	(4,631)
Isban Brasil S.A. (5)	(31,391)	-	(31,070)	(76,686)	(23,557)	(67,568)
Produban Informática S.A. (5)	(235)	-	(52,463)	(115,333)	(35,708)	(105,713)
Ingeniería (5)	(382)	-	(6,502)	(6,502)	(908)	(3,705)
Konecta Brazil Outsourcing Ltda (5)	-	-	(4,847)	(4,847)	-	-
Others	(377)	(32)	(3,997)	(10,869)	(14,359)	(14,903)
Other Payables - Other	(21,671)	(26,295)	(75,545)	(191,673)	(33,755)	(112,564)
Banco Santander Espanha (3)	(1,630)	(1,321)	(14,213)	(45,507)	(14,171)	(43,317)
Ingeniería (5)	-	-	(17,280)	(35,183)	(6,728)	(19,697)
Santander Brasil Gestão de Recursos Ltda (5) (9)	(587.512)	-	-	-	-	-
TecBan (8)	-	-	(28,114)	(82,423)	-	-
Produban Servicios (5)	-	-	(5,585)	(15,451)	(5,623)	(13,592)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(18,881)	(24,047)	(9,091)	(9,091)	(243)	(14,407)
Zurich Santander Brasil Seguros S.A. (7)	(1,160)	(872)	(15)	(45)	(163)	(607)
Aquanima Brasil Ltda. (5)	-	-	-	-	(5,375)	(16,125)
Others	-	(55)	(1,247)	(3,973)	(1,452)	(4,819)

(1) On September 30, 2013, refers to investments in foreign currency (overnight) with maturity on Octubre 01, 2013 and interest rates of 0.17% and 0.06% p.a. maintained by the Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York).

(2) On September 30, 2013, refers to investments in foreign currency (overnight): investments the Bank's Agency Grand Cayman, next to a branch of Banco Santander Spain (New York) with maturity on Octubre 1, 2013 and interest rates of 0.17% p.a. and 0.06% p.a. and investments of subsidiary Santander Brazil EFC with Banco Santander Spain with maturity on October 1, 2013 and interest of 0.14% p.a.

(3) Controller.
(4) Controlled.
(5) Controlled by Banco Santander Spain.
(6) Jointly Controlled - Banco Santander.
(7) Jointly Controlled - Banco Santander Spain.
(8) Jointly Controlled - Santander Serviços.
(9) Refers to advances received from Santander Brasil Gestão de Recursos Ltda., Indirectly controlled by Banco Santander Spain, in the context of the transaction described in (Note 35.c.)

25. Income from Services Rendered and Banking Fees

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Asset Management	256,199	743,975	263,726	807,955
Checking Account Services	413,420	1,235,539	410,744	1,197,474
Lending Operations	134,368	407,294	149,345	440,261
Insurance Fees	384,357	1,310,415	334,407	1,127,997
Credit Cards (Debit and Credit) and Acquiring Services	707,068	2,037,361	670,388	1,780,773
Collection	206,094	590,426	180,456	532,136
Brokerage, Custody and Placement of Securities	60,703	238,311	71,460	175,820
Others	102,061	289,544	62,439	211,589
Total	2,264,270	6,852,865	2,142,965	6,274,005

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Asset Management	320,703	910,684	318,498	968,841
Checking Account Services	463,656	1,332,093	406,980	1,190,058
Lending Operations	214,067	637,821	265,392	797,819
Insurance Fees	379,308	1,295,238	332,224	1,122,878
Credit Cards (Debit and Credit) and Acquiring Services	797,946	2,297,788	721,686	1,910,518
Collection	206,094	590,426	180,456	532,136
Brokerage, Custody and Placement of Securities	96,577	353,867	108,848	283,783
Others	135,472	409,786	107,322	352,487
Total	2,613,823	7,827,703	2,441,406	7,158,520

26. Personnel Expenses

				Bank
			07/01 to	01/01 to
	07/01 to	01/01 to	09/30/2012	09/30/2012
	09/30/2013	09/30/2013	Adjusted	Adjusted
Compensation	876,642	2,517,830	906,248	2,570,712
Charges	301,045	919,670	324,361	953,802
Benefits	273,167	810,112	268,709	787,722
Training	32,974	80,879	35,604	89,614
Others	5,226	12,778	4,794	12,670
Total	1,489,054	4,341,269	1,539,716	4,414,520

				Consolidated
			07/01 to	01/01 to
	07/01 to	01/01 to	09/30/2012	09/30/2012
	09/30/2013	09/30/2013	Adjusted	Adjusted
Compensation	932,744	2,672,894	956,358	2,720,159
Charges	318,287	967,862	340,697	1,006,094
Benefits	289,205	856,229	282,555	830,841
Training	34,379	83,655	35,839	90,167
Others	5,277	13,044	5,222	13,415
Total	1,579,892	4,593,684	1,620,671	4,660,676

27. Other Administrative Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Depreciation and Amortization (1)	1,293,119	4,017,559	1,355,644	3,962,795
Outsourced and Specialized Services	553,577	1,480,882	491,547	1,414,661
Communications	145,498	443,972	152,595	447,671
Data Processing	331,598	951,852	291,019	895,356
Advertising, Promotions and Publicity	91,846	236,071	110,486	281,532
Rentals	184,389	536,343	154,661	452,011
Transportation and Travel	42,326	129,182	51,095	132,933
Financial System Services	83,236	229,054	64,965	184,638
Security and Money Transport	156,055	428,701	143,330	418,057
Asset Maintenance and Upkeep	51,999	142,332	48,809	142,809
Water, Electricity and Gas	38,382	120,626	39,161	128,973
Materials	26,531	75,285	22,306	78,410
Others	67,598	192,835	60,432	178,009
Total	3,066,154	8,984,694	2,986,050	8,717,855

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Depreciation and Amortization (1)	1,305,071	4,046,008	1,360,775	3,976,295
Outsourced and Specialized Services	615,097	1,715,352	547,959	1,567,983
Communications	151,596	460,968	155,545	456,966
Data Processing	336,259	966,630	294,307	903,886
Advertising, Promotions and Publicity	103,520	278,842	127,453	325,749
Rentals	190,884	549,597	155,430	454,240
Transportation and Travel	51,452	154,034	59,064	157,203
Financial System Services	91,433	252,618	71,169	200,590
Security and Money Transport	163,686	443,021	143,359	418,142
Asset Maintenance and Upkeep	54,912	150,340	49,010	143,729
Water, Electricity and Gas	38,638	121,148	39,219	129,152
Materials	27,079	77,018	22,648	79,670
Others	73,365	201,019	61,545	175,984
Total	3,202,992	9,416,595	3,087,483	8,989,589

(1) In the Bank and Consolidated, includes goodwill amortization of R$909,247 in the third quarter and R$2,727,739 accumulated in the period (2012 - R$909,247 in the third quarter and R$2,727,739 accumulated in the period), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

28. Tax Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Cofins (Contribution for Social Security Financing)	340,792	931,470	377,785	1,040,184
ISS (Tax on Services)	82,677	252,075	79,268	234,752
PIS/Pasep (Tax on Revenue)	55,379	151,364	61,390	169,030
Others (1)	185,460	472,861	140,521	459,327
Total	664,308	1,807,770	658,964	1,903,293

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Cofins (Contribution for Social Security Financing)	428,756	1,179,317	446,923	1,225,983
ISS (Tax on Services)	99,418	300,437	96,528	287,253
PIS/Pasep (Tax on Revenue)	70,304	193,393	72,916	200,019
Others (1)	204,430	523,827	164,126	531,625
Total	802,908	2,196,974	780,493	2,244,880
(1) Includes updates provisions for PIS and Cofins Law 9.718/1998.

29. Other Operating Income

				Bank
			07/01 to	01/01 to
	07/01 to	01/01 to	09/30/2012	09/30/2012
	09/30/2013	09/30/2013	Adjusted	Adjusted
Monetary Adjustment of Escrow Deposits	60,921	190,432	59,170	202,206
Recovery of Charges and Expenses	198,281	530,216	169,924	480,844
Reversal of Operating Provisions	(16,293)	115,618	54,569	274,895
Monetary Variation	94,029	231,939	57,951	195,814
Result on Impairment of Assets	-	-	177	411
Others	79,356	324,237	43,792	173,106
Total	416,294	1,392,442	385,583	1,327,276

				Consolidated
			07/01 to	01/01 to
	07/01 to	01/01 to	09/30/2012	09/30/2012
	09/30/2013	09/30/2013	Adjusted	Adjusted
Net Income Capitalization	66,274	206,002	60,511	225,390
Monetary Adjustment of Escrow Deposits	101,744	271,693	87,275	272,865
Recovery of Charges and Expenses	124,244	357,261	108,354	319,099
Reversal of Operating Provisions	(6,164)	151,205	61,238	289,765
Monetary Variation	94,062	231,400	57,983	195,874
Result on Impairment of Assets	-	-	177	411
Others	129,315	445,240	62,586	226,053
Total	509,475	1,662,801	438,124	1,529,457

30. Other Operating Expenses

				Bank
			07/01 to	01/01 to
	07/01 to	01/01 to	09/30/2012	09/30/2012
	09/30/2013	09/30/2013	Adjusted	Adjusted
Operating Provisions
Tax (Note 21.c)	13,911	81,352	32,367	124,538
Labor (Note 21.c)	193,764	232,232	228,552	677,974
Civil (Note 21.c)	153,164	424,137	93,714	322,803
Others	118,652	309,093	138,533	372,984
Credit Cards	366,660	978,453	274,680	827,058
Actuarial Losses - Pension Plan (Note 33.a)	40,191	218,183	50,925	151,612
Monetary Losses	20,460	69,751	11,670	30,965
Result on Impairment of Assets (1)	(835)	95,114	-	-
Legal Fees and Costs	32,547	88,033	26,893	78,613
Serasa and SPC (Credit Reporting Agency)	14,241	54,223	17,117	48,056
Brokerage Fees	13,742	42,525	13,230	38,207
Commissions	29,172	75,030	25,507	67,086
Others	244,266	646,788	206,356	713,906
Total	1,239,935	3,314,914	1,119,544	3,453,802

				Consolidated
			07/01 to	01/01 to
	07/01 to	01/01 to	09/30/2012	09/30/2012
	09/30/2013	09/30/2013	Adjusted	Adjusted
Operating Provisions
Tax (Note 21.c)	24,169	126,302	50,607	180,585
Labor (Note 21.c)	196,683	255,893	241,678	743,093
Civil (Note 21.c)	183,019	527,727	138,063	436,644
Others	153,868	431,172	156,558	428,467
Credit Cards	421,282	1,119,891	313,795	918,450
Actuarial Losses - Pension Plan (Note 33.a)	40,259	218,279	50,937	151,624
Monetary Losses	20,496	69,843	11,699	31,063
Result on Impairment of Assets (1)	(835)	95,114	-	-

				Consolidated
			07/01 to	01/01 to
	07/01 to	01/01 to	09/30/2012	09/30/2012
	09/30/2013	09/30/2013	Adjusted	Adjusted
Legal Fees and Costs	37,035	98,379	28,543	85,750
Serasa and SPC (Credit Reporting Agency)	17,382	61,872	19,711	55,345
Brokerage Fees	13,745	42,537	13,828	38,855
Commissions	32,308	93,952	31,580	87,793
Others	315,310	801,919	240,198	812,693
Total	1,454,721	3,942,880	1,297,197	3,970,362

(1) In the Bank and Consolidated accumulated in the period ended September 30, 2013, includes loss not recoverable asset recorded by buying rights to the provision of payroll in the amount of R$63,275 and assets in the acquisition and development of software in the amount of R$31,929.The loss related to the acquisition of rights in payrolls was recorded due to the reduction in the value of the expected return on the management of payroll and history of broken contracts. The loss on the acquisition and development of software was recorded due to obsolescence and discontinuity of such systems.

31. Non-Operating Result

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Result of Investments	-	-	290	13,744
Result on Sale of Other Assets (1)	4,368	122,219	1,531	2,826
Reversal (Recognition) of Allowance for Losses on Other Assets	4,344	95,100	(5,343)	4,727
Expense on Assets Not in Use	(1,531)	(5,792)	(3,204)	(9,386)
Gains (Losses) of Capital	(1,440)	(4,298)	4,688	10,853
Other Income (Expenses) (2)	1,180	(121,754)	(338)	(8,112)
Total	6,921	85,475	(2,376)	14,652

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Result of Investments	-	(163)	(8,486)	14,810
Result on Sale of Other Assets (1)	4,860	124,489	2,140	4,550
Reversal (Recognition) of Allowance for Losses on Other Assets	4,700	95,517	(5,266)	5,315
Expense on Assets Not in Use	(3,812)	(9,466)	(3,664)	(10,624)
Gains (Losses) of Capital (3)	7,376	124,138	4,670	11,502
Other Income (Expenses) (2)	(2,917)	(125,008)	8,782	7,732
Total	10,207	209,507	(1,824)	33,285

(1) In the Bank and Consolidated accumulated in the period ended September 30, 2013, includes R$121,391 related to the gain on sale of real estate to the Real Estate Fund Santander Agencies. This fund has administration and management by third parties.

(2) In the Bank and Consolidated accumulated in the period ended September 30, 2013, includes R$139,215 related to the recognition of a provision to cover restructuring costs and labor indemnity.

(3) In the Consolidated accumulated in the period ended September 30, 2013, includes R$119,961 related to the gain variation in percentage of shareholding in Webmotors S.A. due to the entry of Carsales in their capital (Note 35.d).

32. Income Tax and Social Contribution

				Bank
			07/01 to	01/01 to
	07/01 to	01/01 to	09/30/2012	09/30/2012
	09/30/2013	09/30/2013	Adjusted	Adjusted
Income Before Taxes on Income and Profit Sharing	267,814	(75,233)	809,642	1,565,941
Profit Sharing (1)	(209,772)	(641,408)	(198,329)	(732,447)
Interest on Capital	-	(300,000)	-	(570,000)
Income Before Taxes	58,042	(1,016,641)	611,313	263,494
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(23,217)	406,656	(244,526)	(105,399)
Equity in Subsidiaries (2)	96,556	232,469	11,182	300,886
Nondeductible Expenses, Net of Non-Taxable Income	(20,254)	(24,735)	59,574	87,504
Exchange Variation - Foreign Branches	124,806	893,117	56,738	725,369
Income and Social Contribution Taxes on Temporary Differences	127,403	349,282	171,415	241,162
Other Adjustments, Including Profits Provided Abroad	(3,697)	(12,436)	(72,523)	(73,713)
Income and Social Contribution Taxes	301,597	1,844,353	(18,140)	1,175,809

				Consolidated
			07/01 to	01/01 to
	07/01 to	01/01 to	09/30/2012	09/30/2012
	09/30/2013	09/30/2013	Adjusted	Adjusted
Income Before Taxes on Income and Profit Sharing	704,827	1,275,062	880,233	2,001,004
Profit Sharing (1)	(227,158)	(701,022)	(213,956)	(787,469)
Interest on Capital	-	(300,000)	-	(570,000)
Unrealized Gains	1,403	(2,997)	(7,983)	(23,556)
Income Before Taxes	479,072	271,043	658,294	619,979
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(191,629)	(108,417)	(263,318)	(247,993)
Equity in Subsidiaries (2)	6,822	9,020	146	438
Nondeductible Expenses, Net of Non-Taxable Income	(11,000)	59,724	70,910	123,927
Exchange Variation - Foreign Branches	124,806	893,117	56,738	725,369
Income and Social Contribution Taxes on Temporary Differences	127,403	349,306	173,059	346,545
Effects of Change in Rate of CSLL (3)	3,583	9,570	6,405	22,977
Other Adjustments, Including Profits Provided Abroad	7,271	6,341	(74,382)	(71,425)
Income and Social Contribution Taxes	67,256	1,218,661	(30,442)	899,838
(1) The basis of calculation is the net income, after IR and CSLL.
(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.
(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

33. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. it also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. Plan I closed to new entrants since March 23, 1998 and plans II and III since July 8, 1999.

Additionally, Banco Santander and its subsidiaries are sponsors of the boxes assistance, supplemental retirement plan and pension employees, established under the defined benefit plan.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				09/30/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,602,508)	(338,403)	(411,088)	(1,295,872)
Fair Value of Plan Assets	13,463,607	595,174	3,223	1,533,621
	(1,138,901)	256,771	(407,865)	237,749
Being:
Superavit	148,620	256,771	-	237,749
Deficit	(1,287,521)	-	(407,864)	-
Amount not Recognized as Assets	148,620	245,500	-	236,755
Net Actuarial Asset at June 30, 2013	-	11,271	-	994
Net Actuarial Liability at June 30, 2013	(1,287,521)	-	(407,864)	-
Payments Made	42,166	-	10,481	135
Revenues (Expenses) Recorded	(30,546)	(361)	(8,502)	(782)
Net Actuarial Asset at September 30, 2013	-	11,256	-	994
Net Actuarial Liability Provision at September 30, 2013	(1,275,901)	(346)	(405,885)	(647)
Other Equity Valuation Adjustments	(501,120)	252	(191,062)	(458)
Actual Return on Plan Assets	316,465	23,579	142	67,868

				Consolidated
				09/30/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,842,563)	(338,722)	(411,088)	(1,295,872)
Fair Value of Plan Assets	13,830,322	596,175	3,223	1,533,621
	(1,012,241)	257,453	(407,865)	237,749
Being:
Superavit	275,280	257,453	-	237,749
Deficit	(1,287,521)	-	(407,864)	-
Value Unrecognized as Asset	275,280	246,182	-	236,755
Net Actuarial Asset at June 30, 2013	-	11,271	-	994
Net Actuarial Liability at June 30, 2013	(1,287,521)	-	(407,864)	-
Payments Made	42,178	-	10,481	135
Revenues (Expenses) Recorded	(30,612)	(363)	(8,502)	(782)
Net Actuarial Asset at September 30, 2013	-	11,256	-	994
Net Actuarial Liability Provision at September 30, 2013	(1,275,955)	(348)	(405,885)	(647)
Other Equity Valuation Adjustments	(501,120)	252	(191,062)	(458)
Actual Return on Plan Assets	336,616	23,579	142	67,868

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in the third quarter of 2013 was R$15,541 (2012 - R$16,923) Bank and R$16,226 (2012 - R$17,894) Consolidated and accumulated in the period of R$46,160 (2012 - R$45,664) Bank and R$47,921 (2012 - R$46,635) Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: For the health care plan "Retirement SantanderPrevi" has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until Dec/2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.
Eligible only to plans Basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the Basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no inclusion, being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): For Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		Bank
		09/30/2013
	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,163,672)	(500,919)
Fair Value of Plan Assets	4,364,033	135,490
	(799,639)	(365,429)
Being:
Deficit	(799,639)	(365,429)
Value Unrecognized as Asset	-	124,178
Net Actuarial Asset at June 30, 2013	-	-
Net Actuarial Liability at June 30, 2013	(799,639)	(489,607)
Payments Made	10,818	8,611
Revenues (Expenses) Recorded	(24,355)	(10,957)
Net Actuarial Asset at September 30, 2013	-	-
Net Actuarial Liability provisioned at September 30, 2013	(813,176)	(491,953)
Other Equity Valuation Adjustments	(847,509)	(126,727)
Actual Return on Plan Assets	226,790	5,944

		Consolidated
		09/30/2013
	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,441,880)	(500,919)
Fair Value of Plan Assets	4,552,318	135,490
	(889,562)	(365,429)
Being:
Deficit	(889,562)	(365,429)
Value Unrecognized as Asset	-	124,178
Net Actuarial Asset at June 30, 2013	-	-
Net Actuarial Liability at June 30, 2013	(889,562)	(489,607)
Payments Made	11,055	8,611
Revenues (Expenses) Recorded	(25,868)	(10,957)
Net Actuarial Asset at September 30, 2013	-	-
Net Actuarial Liability provisioned at September 30, 2013	(904,375)	(491,953)
Other Equity Valuation Adjustments	(938,656)	(126,727)
Actual Return on Plan Assets	236,549	5,944

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows:

		Bank/Consolidated
		09/30/2013
Equity Instruments		2.8%
Debt Instruments		93.4%
Real Estate		0.5%
Others		3.3%

d) Actuarial Assumptions Adopted in Calculations

		Bank/Consolidated
		09/30/2013
	Pension	Health
Nominal Discount Rate for Actuarial Obligation (1)	8.7% and 10.7%	9.0% and 10.7%
Rate Calculation of Interest Under Assets to the Next Year (1)	8.7% and 10.7%	9.0% and 10.7%
Estimated Long-term Inflation Rate	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%
Boards of Mortality	AT2000	AT2000
(1) The rate of 10.7% used in the plans: Banesprev II, V, Pré 75 and Cabesp, sponsored by Banco Santander.

e) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

e.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Company and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise begins on June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: It is a stock option plan with 3 years of duration. The period for the exercise begins on June 30, 2016 up to June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (bonus), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units.

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		SOP 2013, PSP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position			% of Shares Exercisable
1°		100%	50%	100%
2°		75%	35%	75%
3°		50%	25%	50%
4°		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

	PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binominal	Binominal	Binominal	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		2 Years	2 Years	2.72 Years
Average Exercise Time		5 Years	5 Years	3.72 Years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value for Shares		R$5,96	R$6,45	R$7,19

The average value of shares SANB11 on the period ended on September 30, 2013 is R$15.16 (12/31/2012 - R$14.93 to PI13 and PI14 and R$16.04 to PI12).

On the period acumulated ended on September 30, 2013, daily pro-rata expenses amounting of the R$32,399 (2012 - R$33,794) Bank and R$33,496 (2012 - R$34,815) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and R$2,381 (2012 - R$10,543) Bank and R$2,563 (2012 - R$11,042) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a loss with the oscillation of the shares's market value of the PSP Plan in the amount of R$849 Bank and R$876 in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Shares	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2011	29,666,500
Cancelled Options (PI12 - PSP)	(698,103)		2010	Executives	02/03/2010	06/30/2012
Exercised Options (PI12 - PSP)	(486,852)		2010	Executives	02/03/2010	06/30/2012
Cancelled Options (PI12 - SOP)	(7,759,571)	23.50	2010	Executives	02/03/2010	06/30/2014
Cancelled Options (PI13 - PSP)	(72,209)		2011	Executives	02/03/2010	06/30/2013
Granted Options (PI14 - PSP)	1,910,000		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (PI14 - PSP)	(106,226)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(2,393,163)	14.31	2011	Executives	10/26/2011	12/31/2013
Granted Options (SOP 2014)	5,855,000	14.31	2011	Executives	10/26/2011	12/31/2013
Balance Plans on 31/dec/2012	25,915,376
Cancelled Options (PI13 - PSP)	(971,238)		2011	Executives	02/03/2010	06/30/2013
Exercised Options (PI13 - PSP)	(324,760)
Cancelled Options (PI14 - PSP)	(81,660)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(1,714,253)	14.31	2011	Executives	10/26/2011	12/31/2013
Granted Options (SOP 2013)	12,240,000	14.43	2013	Executives	05/02/2013	12/31/2015
Granted Options (PSP 2013)	2,456,000		2013	Executives	08/13/2013	12/31/2015
Cancelled Options (SOP 2013)	(797,255)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (SOP 2013)	(6,800)		2013	Executives	08/13/2013	06/30/2016
Balance Plans on 30/sep/2013	36,715,410
Plans - SOP	4,903,767	23.5	2010	Executives	02/03/2010	06/30/2014
Pl14 - PSP	1,722,114		2012	Executives	05/29/2012	06/30/2014
SOP 2014	16,197,584	14.31	2011	Executives	10/26/2011	12/31/2013
SOP 2013	11,442,745	14.43	2013	Executives	05/02/2013	12/31/2015
PSP 2013	2,449,200		2013	Executives	08/13/2013	06/30/2016
Total	36,715,410

e.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of shares relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Shares	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Executives	06/19/2009	07/31/2012
Cancelled Options (PI12)	(403,907)	2009	Executives	06/19/2009	07/31/2012
Cancelled Options (PI14)	(59,373)	2011	Executives	01/07/2011	07/31/2014
Balance Plans on 31/dec/2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Executives	07/01/2010	07/31/2013
Cancelled Options (PI13)	(676,228)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 30/sep/2013	379,685
Plan I14	379,685	2011	Executives	07/01/2011	07/31/2014
Total	379,685

On the period acumulated ended on September 30, 2013, pro-rata expenses were registered in the amount of R$2,685 (2012 - R$3,964) Bank and R$2,800 (2012 - R$4,124) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program. Expenses related to the plans are recognized in contrast to other liabilities, because they are settled in cash.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

e.3) Share-Based Bonus

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the period acumulated ended on September 30, 2013, was recorded credits amounting R$17,392 (2012- R$3,640) in the Bank and R$17,589 (2012- R$3,709) in the Consolidated.

b) Collective Unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in cash, linked to the future performance of Units "SANB11". On the period acumulated ended on September 30, 2013, there were recorded expenses of R$3,980 Bank and R$5,117 in the Consolidated (2012, there were recorded credits of R$2,058 Bank and Consolidated), regarding the provision of the plan and was recorded loss with the oscillation of the share market value of the plan in the amount of R$887 in the Bank and R$978 in the Consolidated as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% in cash, indexed 110% to 120% of CDI. On the period acumulated ended on September 30, 2013, there were credits of R$1,121 (2012 - R$495) in the Bank and R$1,078 (2012 - R$515) at Consolidated.

34. Risk Management Structure

Banco Santander in Brazil operates with local appetites and in accordance with risk policies of Banco Santander Spain, aligned with local and global performance objectives and follows the instructions of the Board of Directors, the rules of the Central Bank of Brazil and international good practices, aiming to protect the capital and ensuring the profitability of business. The Santander Group is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from failures or inadequacies in internal processes, people and systems or those come from external events.Banco Santander's Operational Risk Control and Management aim: internal controls environment efficiency, the prevention, mitigation and reduction of the losses and events from operational risk and also the maintenance of the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the bank.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council. The local unit of risk is independent with a direct communication with the unit risk corporate;

- Business support, collaborating without ignoring the previous principle, to achieve business objectives while maintaining the quality of the risk. For this, the organizational structure of risk seeks cooperation between business managers and risk;

- Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others; and

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance Reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the level of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other levels of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between individualized customers and standardized.

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk levels; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Pillar II of the Basel Capital Accord) , the Bank uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander Conglomerate, wich allows a performance assessment, considering the solvency levels agreed by Banco Santander Spain.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain levels in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic level is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "special surveillance firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2.682/1999, 2.697/2000 and Bacen 2.899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank (BACEN). Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The area of Business Recovery is responsible for all non-performing portfolio of Banco Santander in Brazil.

The area has as role to define, implement and monitor strategies and performances related to portfolios of delinquent customers, seeking to ensure maximum efficiency in recovery, running this process in a fair and consistent with legal requirements.

The area uses statistical tools to study the behavior of clients and strategize more assertive recovery. One of the tools used is a behavior score used to study the performance of different groups, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies. Daily contact by Call Center, inclusion in protection to credit department, sending collection letters, and contacts through a network of agency bank are tools used for credit recovery. Internal teams specialized in restructuring and debt recovery work directly with defaulting customers with overdue more than 60 days with higher values. We use outside agencies and attorneys to charge high-risk customers. These agencies receive a success fee for any amounts recovered.

Often execute sales of loan portfolio of uncollectible debts. These sales wallets happen periodically through an auction process in order to best market opportunities.

h) Environmental Risk

Environmental risk policy has been practiced for the Wholesale Bank that, in addition to lending, provides analysis of environmental issues in accepting clients. The environmental risk area analyzes the environmental management of the checking account items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

35. Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate.

a) Segregation of Equity Investments of the Investments in Companies that Provide Services Complementary to those Provided by Financial Institutions

In order to segregate the equity investments in entities that provide complementary services to the financial services conglomerate, were made the following acts:

• Partial spin-off of Santander Participações, based version of the spun-off assets to Santander Serviços (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371,000, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain, investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively.

• Acquisition by Santander Serviços shares of the company Tecban held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

b) Incorporation of Santander Consórcios by Santander Brasil Consórcio

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The incorporation will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

c) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On May 30, 2013, Banco Santander disclosed a Material Fact informing the market about the sale of the investment fund management and managed portfolio operations, currently carried out by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., and clarified that said transaction is part of a partnership abroad between Banco Santander Espanha and the world’s private equity leaders Warburg Pincus and General Atlantic, and is aimed at fueling the global growth of its third-party asset management unit.

The conclusion of the operation is subject to compliance with certain conditions precedent that are usual in similar transactions, including signing the final agreements and obtaining the necessary regulatory authorizations.

d) Other Corporate Movements

We also performed the following corporate actions:

• Constitution of the “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of credits from lending operations, financing and leasing.

• Opening capital of CFI RCI Brasil in the category “B”, pursuant to the extraordinary shareholders meeting held on August 30, 2012, whose record was obtained with the CVM on November 27, 2012.

• Incorporation of all shares issued of RCI Brasil Leasing by CFI RCI Brasil on May 31, 2012, so that RCI Brasil Leasing became a wholly-owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen.

• Partial spin-off of CRV DTVM with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen.

• Acquisition on January 21, 2013 by Webmotos S.A., 100% of the share capital of Idéia Produções e Design Ltda- ME.

• Partial spin-off of Webmotors S.A., dated 30th April 2013, with a capital reduction of Webmotors and the formation of a new company, Webcasas S.A.

• Was celebrated on June 21, 2013 an agreement with the objective of Carsales participation in Webmotors S.A.’ capital (Transaction), a company indirectly controlled by Banco Santander, for R$180 million. The Transaction will be implemented through the acquisition by the Carsales of new shares of Webmotors S.A.’ capital, representing 30% of all capital. This transaction generated a gain in Santander Serviços amounting R$119,961 related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Capital reduction of Santander Leasing S.A. Arrendamento Mercantil, in 04th January 2013, in the amount of R$5,000,000 without any change to the common shares.

36. Subsequent Events

Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure and in accordance with the new prudent capital requirements for financial institutions (also known as “Basel III”), the Board of Directors will submit a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval, maintaining its current volume and diversifying it in terms of currency and composition.

The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The following was therefore approved: (i) the distribution of equity to the shareholders of Santander Brasil in the total amount of six billion Reais (R$6,000,000,000.00), with no reduction in the number of shares, to be submitted for approval to the Company’s Shareholders’ Meeting on November 1, 2013; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Santander Brasil’s regulatory capital, in a proportion to be determined, which will be submitted for approval to the Board of Directors and will only be issued if said distribution of equity takes place; and (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in centavos.

The proposals for the bonus share program, adjustment of the composition of the Units and share inplit are expected to be submitted for the approval of a Shareholders’ Meeting in the first quarter of 2014, after implementation of the proposal for the Distribution of Equity and the issue of capital instruments to compose Tier I and Tier II of Santander Brasil’s regulatory capital.

On September 30, 2013, Banco Santander published the Call Notice for an Extraordinary Shareholders Meeting to be held on November 1, 2013, to resolve on the following agenda: (i) a proposal to reduce the Bank’s capital by R$6,000,000, from R$62.828.201 to R$56.828.201, with no reduction in the number of shares and no alteration in the percentage holdings of the Bank’s shareholders, with the subsequent amendment of the head paragraph of Article 5 of the Bylaws; (ii) a proposal to amend item XIII of article 17 of the Bank’s Bylaws, in order to give the Board of Directors authority to resolve on the issuance, within the limit of authorized capital, of debt securities and other share-convertible instruments, pursuant to Law 12838 of July 9, 2013 and National Monetary Council Resolution 4192 of March 1, 2013; and (iii) approval of (a) the appointment of Celso Clemente Giacometti as Chairman of the Company’s Board of Directors; (b) the appointment of Jesús Maria Zabalza Lotina as Vice-Chairman of the Board of Directors and (c) confirmation of the composition of the Board of Directors.

37. Other Information

a) Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$31,726,141 (12/31/2012 - R$28,571,861).

b) The total amount of Santander Conglomerate investment funds and assets under management is R$121,507,823 (12/31/2012 - R$113,854,284), and the total amount of investment funds and assets managed is R$133,688,894 (12/31/2012 - R$124,854,441) recorded as off balance accounts.

c) In Bank and Consolidated, the insurance contracted by Banco Santander effective as of September 30, 2013, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,300,039 (12/31/2012 - R$1,300,039) and in bankers’ blanket insurance, an insurance was contracted with coverage amount of R$224,752 (12/31/2012 - R$224,752), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

					Bank/Consolidated
	Assets (Liabilities)				Income (Expenses)
			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2013	12/31/2012	09/30/2013	09/30/2013	09/30/2012	09/30/2012
Restricted Operations on Assets
Lending Operations	-	7,126	155	406	174	1,122
Liabilities - Restricted Operations on Assets
Deposits	-	(7,126)	(151)	(402)	(174)	(1,122)
Net Income			4	4	-	-

There are no default operations, court challenges on active operations or linked to the funds raised for applying these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of September 30, 2013 is R$2,858,739, of which R$700,777 up to 1 year, R$1,774,443 from 1 year to up to 5 years and R$383,519 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2,181 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the third quarter of 2013 were valued at R$191,985 (2012 - R$152,050) and accumulated in the period of R$530,860 (2012 - R$437,651).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

****

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended September 30, 2013, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on September 30, 2013:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho
Pedro Paulo Longuini

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Luciane Ribeiro

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão

Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Maria Eugênia Andrade Lopez Santos
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa*
Wilson Luiz Matar

*Pending approval of Brazilian Central Bank.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended September 30, 2013, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on September 30, 2013:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho
Pedro Paulo Longuini

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Luciane Ribeiro

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão

Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Maria Eugênia Andrade Lopez Santos
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa*
Wilson Luiz Matar

*Pending approval of Brazilian Central Bank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 24, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer